                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-96351

PROSPECTUS

                                8,000,000 SHARES

                                     [LOGO]

                      PRAECIS PHARMACEUTICALS INCORPORATED
                                  COMMON STOCK
                                $10.00 PER SHARE

                                   ---------

    We are selling all of the shares of common stock in this offering. We have granted the underwriters a 30-day option to purchase up to an additional 1,200,000 shares of common stock to cover over-allotments.

    This is the initial public offering of our common stock. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "PRCS."

                                 --------------

    INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                                    PER SHARE           TOTAL
                                                                   -----------       -----------
Public Offering Price                                              $     10.00       $80,000,000
Underwriting Discount                                              $      0.70       $ 5,600,000
Proceeds to PRAECIS (before expenses)                              $      9.30       $74,400,000

    The underwriters expect to deliver the shares to purchasers on or about May 2, 2000.

                                 --------------

SALOMON SMITH BARNEY

                CIBC WORLD MARKETS

                                CREDIT SUISSE FIRST BOSTON

April 26, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      3
Risk Factors................................................      7
Information Regarding Forward-Looking Statements............     17
Use of Proceeds.............................................     18
Dividend Policy.............................................     18
Capitalization..............................................     19
Dilution....................................................     20
Selected Financial Data.....................................     21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     22
Business....................................................     27
Management..................................................     47
Relationships and Related Party Transactions................     57
Principal Stockholders......................................     58
Description of Capital Stock................................     62
Shares Eligible For Future Sale.............................     67
Underwriting................................................     69
Legal Matters...............................................     71
Experts.....................................................     71
Where You Can Find More Information.........................     72
Index to Financial Statements...............................    F-1

    Until May 21, 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THIS OFFERING. THEREFORE, YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND OUR FINANCIAL STATEMENTS AND THE RELATED NOTES.

OUR COMPANY

    We are a drug discovery and development company with a lead product, abarelix-depot-M, for the treatment of prostate cancer. In our clinical trials to date, we have treated approximately 1,200 prostate cancer patients with abarelix-depot-M at more than 100 clinical centers. We expect to file a new drug application, or NDA, for abarelix-depot-M with the FDA by the end of 2000 and to commercialize abarelix-depot-M globally with our collaborators, Amgen Inc. and Sanofi-Synthelabo S.A. We believe that abarelix-depot-M works in a unique way that will allow this drug to compete successfully in the approximately
$2.0 billion worldwide market for prostate cancer drugs.

    In addition to developing abarelix-depot-M, we are developing abarelix-depot-F for the treatment of women with diseases that respond to a reduction of the female hormone estrogen. We have demonstrated the potential usefulness of abarelix-depot-F in a phase I/II study for the treatment of endometriosis. Endometriosis is a painful, long-lasting condition affecting an estimated five million women in the United States. We believe that patients suffering from endometriosis are largely untreated. In our clinical trials to date, we have treated more than 100 endometriosis patients with abarelix-depot-F at more than 20 clinical centers. Abarelix-depot-F is now in phase II/III clinical testing. We believe that abarelix-depot-F will expand the existing market for drugs to treat endometriosis and fulfill a significant unmet need.

    We developed abarelix using our proprietary technology, that we refer to as Ligand Evolution to Active Pharmaceuticals, or LEAP. Using this technology, we can rapidly analyze large numbers of molecules and identify those that have desired properties to be further developed into drugs. In addition, we can examine in excess of 1,000 times more molecules for drug development with this technology than conventional technologies would permit, in a fraction of the time.

    We used our LEAP technology to develop Apan, our drug for the treatment of Alzheimer's Disease, which affects more than four million Americans. We expect to file an investigational new drug application with the FDA and begin clinical trials with Apan within the next 12 months. Apan addresses what we and others believe to be the underlying cause of Alzheimer's Disease, rather than the symptoms.

    To date, LEAP technology has been valuable in the development of our pipeline of drugs. We believe LEAP's power and usefulness provide us with an opportunity to realize the potential for new drug targets coming out of the Human Genome Project, a government sponsored, multi-institutional effort to determine the entire sequence of the DNA of the genes of human beings.

    Our proprietary drug delivery system known as Rel-Ease allows the administration of our drug on a once-a-month basis. We have demonstrated that Rel-Ease is useful for producing abarelix-depot-M, abarelix-depot-F and other drugs in long-acting, or depot, forms. We have an issued patent that covers the general application of this technology for a broad range of drugs.

OUR BUSINESS STRATEGY

    Our objective is to combine our skills, expertise and proprietary technology to develop and commercialize drugs rapidly that address significant clinical needs. We are pursuing the following strategy to achieve this objective:

    - extend the commercial potential of abarelix by expanding into additional disease areas treatable by lowering male or female hormones;

    - use our LEAP technology, together with opportunities that the Human Genome Project presents, to discover new drugs;

    - retain rights to our products until late stages of development to obtain favorable financial terms with strategic partners; and

    - develop drugs licensed from third parties to supplement product development.

OUR CORPORATE COLLABORATORS

    To date, we have entered into a number of corporate collaborations and licensing arrangements for the discovery, development and commercialization of drug candidates. We have provided a brief description of these collaborations and licensing agreements below:

    - AMGEN. We entered into an agreement with Amgen for the research, development and commercialization of abarelix products in the United States, Canada, Japan and selected other countries. Amgen has agreed to pay us up to $25.0 million in signing and performance-based payments. Amgen will pay the first $175.0 million of all authorized costs and expenses associated with the research, development and commercialization of abarelix in the United States. Following these expenditures, we generally will share with Amgen all additional research and development and sales and marketing costs and expenses, and profits, associated with the research, development and commercialization of abarelix products in the United States. In 1999, we recognized $56.8 million of revenues under the agreement. In addition, Amgen will provide us with a substantial line of credit, subject to limitations.

    - SANOFI-SYNTHELABO. We entered into a license agreement with Synthelabo, now Sanofi-Synthelabo, for the development and commercialization of abarelix products in specific geographic areas including Europe, Latin America, the Middle East and various countries in Africa. Sanofi-Synthelabo has agreed to pay us up to $64.6 million in signing and performance-based payments, $5.0 million of the costs and expenses for the development in the United States of abarelix products for prostate cancer, and approximately 25% of all United States costs and expenses for the development of abarelix products for endometriosis, uterine fibroids and any other products approved by a joint development committee. We will receive a share of the profits from the sale of abarelix products.

    - HUMAN GENOME SCIENCES. We entered into an agreement with Human Genome Sciences, Inc. for the discovery, development and commercialization of compounds targeted to proprietary proteins encoded in the genome and identified by them. Under the agreement, we will use our proprietary LEAP technology to discover and develop drugs for these targets. We and Human Genome Sciences will develop these drugs together and share equally in expenses and revenues.

    - PHARMACEUTICAL APPLICATIONS ASSOCIATES. We license the active ingredients in Latranal, our drug for treating pain associated with muscle and tendon injury, from Pharmaceutical Applications Associates LLC. We will conduct preclinical and clinical studies to support the approval of Latranal and provide for its manufacturing and commercialization. Pharmaceutical Applications Associates has the right to receive royalties on product sales.

     -------------------

    We were incorporated in Delaware in July 1993 under the name Pharmaceutical Peptides, Inc. In June 1997, we changed our name to PRAECIS PHARMACEUTICALS INCORPORATED. Our principal executive offices and primary research facilities are located at One Hampshire Street, Cambridge, Massachusetts 02139, and our telephone number is (617) 494-8400. Our Web site address is www.praecis.com. We do not, however, intend that our Web site be part of this prospectus.

                                  THE OFFERING

Common stock offered.........................  8,000,000 shares

Common stock outstanding after this            39,966,545 shares
  offering...................................

Use of proceeds..............................  For the production of abarelix drug product, our new facility and related improvements,
                                               clinical trials, preclinical testing and
                                               other research and development activities,
                                               sales and marketing expenses, the acquisition
                                               of complementary businesses, products or
                                               technologies, working capital and general
                                               corporate purposes.

Nasdaq National Market symbol................  PRCS

    Unless otherwise indicated, all information contained in this prospectus:

    - assumes no exercise of the underwriters' option to purchase up to 1,200,000 additional shares of common stock to cover over-allotments;

    - reflects a 2-for-1 split of our common stock that we effected on March 8, 2000;

    - reflects the automatic conversion of all of our convertible preferred stock into 25,607,861 shares of our common stock upon the completion of this offering; and

    - gives effect to the adjustment of certain warrants, so that upon the closing of this offering the warrants will be exercisable for 111,495 shares of common stock rather than for convertible preferred stock.

    The number of shares of common stock to be outstanding immediately after the offering:

    - is based upon 31,966,545 shares outstanding as of December 31, 1999;

    - does not take into account 8,211,644 shares of common stock issuable upon the exercise of options outstanding as of December 31, 1999, at a weighted average exercise price of $3.35 per share, and an additional 604,930 shares of common stock issuable upon the exercise of options granted from January 1, 2000 through March 31, 2000, at an exercise price of $14.50 per share; and

    - does not take into account 515,940 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 1999, at a weighted average exercise price of $10.39 per share.

                                 --------------

    PRAECIS-TM-, MASTRscreen-TM-, Rel-Ease-TM-, LEAP-TM-, Latranal-TM- and Apan-TM- are trademarks of our company. This prospectus also contains trademarks, trade names and service marks of other companies, including Casodex-TM-, Lupron Depot-TM- and Zoladex-TM-, which are the property of their respective owners.

                             SUMMARY FINANCIAL DATA

                                                                YEARS ENDED DECEMBER 31,
                                                  ----------------------------------------------------
                                                    1995       1996       1997       1998       1999
                                                  --------   --------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Corporate collaborations......................  $    --    $    --    $15,118    $37,624    $61,514
  Contract services.............................       --        876      2,615      1,943         --
                                                  -------    -------    -------    -------    -------
      Total revenues............................       --        876     17,733     39,567     61,514
Costs and expenses:
  Research and development......................    3,687      7,947     15,013     33,704     48,764
  General and administrative....................    1,609      2,120      3,780      3,605      6,173
                                                  -------    -------    -------    -------    -------
Operating income (loss).........................   (5,296)    (9,191)    (1,060)     2,258      6,577
Net income (loss)...............................  $(5,099)   $(8,564)   $   204    $ 5,674    $ 9,250
                                                  =======    =======    =======    =======    =======
Net income (loss) per share:
  Basic.........................................  $ (1.59)   $ (2.62)   $  0.05    $  0.99    $  1.51
                                                  =======    =======    =======    =======    =======
  Diluted.......................................  $ (1.59)   $ (2.62)   $  0.01    $  0.16    $  0.24
                                                  =======    =======    =======    =======    =======
Weighted average number of common shares:
  Basic.........................................    3,199      3,263      4,446      5,738      6,106
  Diluted.......................................    3,199      3,263     28,270     35,139     37,849

Pro forma net income per share:
  Basic.....................................................................................  $  0.29
                                                                                              =======
  Diluted...................................................................................  $  0.24
                                                                                              =======
Pro forma weighted average number of common shares:
  Basic.....................................................................................   31,714
  Diluted...................................................................................   37,849

    Pro forma basic and diluted net income per share have been calculated assuming the conversion of all previously outstanding shares of convertible preferred stock into common stock as if the stock had been converted immediately upon its issuance.

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $94,525     $167,675
Working capital.............................................    86,220      159,370
Total assets................................................   140,331      213,481
Total stockholders' equity..................................    87,716      160,866

    The pro forma as adjusted balance sheet reflects this offering and issuance of the related shares of common stock and the automatic conversion into our common stock of all outstanding shares of convertible preferred stock.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK.

BECAUSE WE HAVE NOT YET MARKETED OR SOLD ANY OF OUR PRODUCTS AND ANTICIPATE SIGNIFICANT INCREASES IN OUR OPERATING EXPENSES OVER THE NEXT SEVERAL YEARS, WE MAY NOT BE PROFITABLE IN THE FUTURE

    We cannot assure you that we will be profitable in the future or, if we are profitable, that it will be sustainable. All of our potential products are in the research or development stage. We have not yet marketed or sold any of our products, and we may not succeed in developing and marketing any product in the future. To date, we have derived all of our revenues from payments under our collaboration and license agreements and will continue to do so for at least the next several years. In addition, we expect to continue to spend significant amounts to continue clinical studies, obtain regulatory approval for our product candidates and expand our facilities. We also intend to spend substantial amounts to fund additional research and development for other products, enhance our core technologies, and for general and administrative purposes. As of December 31, 1999, we had an accumulated deficit of approximately $1.1 million. We expect that our operating expenses will increase significantly in the near term, resulting in significant operating losses for fiscal 2000 and the next several years.

IF OUR CLINICAL TRIALS ARE NOT SUCCESSFUL, OR IF WE ARE OTHERWISE UNABLE TO OBTAIN AND MAINTAIN THE REGULATORY APPROVAL REQUIRED TO MARKET AND SELL OUR PRODUCTS, WE WOULD INCUR INCREASING OPERATING LOSSES

    The development and sale of our products is subject to extensive regulation by governmental authorities. Obtaining and maintaining regulatory approval typically is costly and takes many years. Regulatory authorities have substantial discretion to terminate clinical trials, delay or withhold registration and marketing approval, and mandate product recalls. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other action against our potential products or us. Outside the United States, we can market a product only if we receive a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of, and in some cases, additional, risks associated with the FDA approval process we describe above.

    To gain regulatory approval from the FDA and foreign regulatory authorities for the commercial sale of any product, we must demonstrate the safety and efficacy of the product in clinical trials. If we develop a product to treat a long-lasting disease, such as cancer or Alzheimer's Disease, we must gather data over an extended period of time. There are many risks associated with our clinical trials. For example, we may be unable to achieve the same level of success in later trials as we did in earlier ones. Additionally, data we obtain from preclinical and clinical activities are susceptible to varying interpretations that could impede regulatory approval. Further, some patients in our prostate cancer and Alzheimer's Disease programs have a high risk of death, age-related disease or other adverse medical events not related to our products. These events may effect the statistical analysis of the safety and efficacy of our products.

    In addition, many factors could delay or terminate our ongoing or future clinical trials. For example, a clinical trial may experience slow patient enrollment or lack of sufficient drug supplies. Patients may experience adverse medical events or side effects, and there may be a real or perceived lack of effectiveness of the drug we are testing. Future governmental action or changes in FDA policy may also result in delays or rejection. Accordingly, we may not be able to obtain product registration or marketing approval for abarelix-depot-M, abarelix-depot-F, or for any of our other products, based on the results of our clinical trials.

    If we obtain regulatory approval for a product, the approval will be limited to those diseases for which our clinical trials demonstrate the product is safe and effective. To date, none of our products have received regulatory approval for commercial sale. If we are delayed in obtaining or are unable to obtain regulatory approval to market our products, we may exhaust our available resources, including the proceeds from this offering, significantly sooner than we had planned. If this happened, we would need to raise additional funds to complete commercialization of our lead products and continue our research and development programs. We cannot assure you that we would be able to obtain these additional funds on favorable terms, if at all. A more detailed discussion regarding government regulation of our products is included in this prospectus under the heading "Business--Government Regulation."

EVEN IF WE RECEIVE APPROVAL FOR THE MARKETING AND SALE OF OUR PRODUCTS, THEY MAY FAIL TO ACHIEVE MARKET ACCEPTANCE AND, ACCORDINGLY, MAY NEVER BE COMMERCIALLY SUCCESSFUL

    Many factors may affect the market acceptance and commercial success of any of our potential products, including:

    - the timing of market entry as compared to competitive products;

    - the effectiveness of our products, including any potential side effects, as compared to alternative treatment methods;

    - the rate of adoption of our products by doctors and nurses and acceptance by the target population;

    - the product labeling or product insert required by the FDA for each of our products;

    - the competitive features of our products as compared to other products, including the frequency of administration of abarelix as compared to other products, and doctor and patient acceptance of these features;

    - the cost-effectiveness of our products and the availability of insurance or other third-party reimbursement, in particular Medicare, for patients using our products;

    - the extent and success of our marketing efforts and those of our collaborators; and

    - unfavorable publicity concerning our products or any similar products.

If our products are not commercially successful, we may never become profitable.

IF OUR STRATEGIC PARTNERS REDUCE, DELAY OR TERMINATE THEIR FINANCIAL SUPPORT, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP, MARKET, DISTRIBUTE OR SELL OUR PRODUCTS

    We depend upon our corporate collaborators, in particular Amgen and Sanofi-Synthelabo, to provide substantial financial support for developing our products. We also will rely on them in some instances to help us obtain regulatory approval for our products and to manufacture, market, distribute or sell our products. Despite our dependence, we have limited control over the amount and timing of resources that our corporate collaborators devote to our programs or potential products. Also, our corporate collaborators may terminate our collaboration agreements in various circumstances. For example, in December 1998, we and Roche Products Inc. mutually terminated our agreement. We and each of Amgen and Sanofi-Synthelabo may mutually terminate our agreement, and, in addition:

    - Amgen and Sanofi-Synthelabo each may terminate its agreement with us if the results of any clinical trial of abarelix materially harms the product's commercial prospects;

    - Amgen may terminate its agreement with us at any time upon 90 days prior written notice; and

    - Sanofi-Synthelabo may terminate its agreement with us if specified adverse events occur relating to our European patent applications or the related patents which may be issued covering abarelix or our Rel-Ease technology.

    We cannot assure you that any of our present or future collaborators will meet their obligations to us under the collaboration agreements. If a collaborator terminates its agreement with us or fails to perform its obligations, it may delay the development or commercialization of the potential product or research program. As a result, we could have to devote unforseen additional resources to development and commercialization or to terminate one or more of our drug development programs. Due to increased operating costs and lost revenue associated with the termination of a collaboration agreement, we could have to seek funds in addition to the net proceeds of this offering to meet our capital requirements. We cannot assure you that we would be able to raise the necessary funds or negotiate additional corporate collaborations on acceptable terms, if at all, and we may have to curtail or cease operations. For instance, if, following the termination of our agreement with Roche, we had been unable to enter into an alternative collaboration for the development and commercialization of our abarelix products in a timely manner, we likely would have needed to delay or cut back our programs for the development of abarelix or other drugs and to raise additional funds through one or more equity financings prior to the time we had planned to do so and possibly on less than favorable terms.

WE COULD EXPERIENCE DELAYS IN THE RESEARCH, DEVELOPMENT OR COMMERCIALIZATION OF OUR PRODUCTS AS A RESULT OF CONFLICTS WITH OUR CORPORATE COLLABORATORS OR COMPETITION FROM THEM

    An important part of our strategy involves conducting proprietary research programs. We may pursue opportunities that conflict with our collaborators' businesses. Disagreements with our collaborators could develop over rights to intellectual property, including the ownership of technology co-developed with our collaborators. Our current or future collaborators could develop products in the future that compete with our products. This could diminish our collaborators' commitment to us, and reduce the resources they devote to developing and commercializing our products. Conflicts or disputes with our collaborators, and competition from them, could harm our relationships with our other collaborators, restrict our ability to enter future collaboration agreements and delay the research, development or commercialization of our products.

ALTERNATIVE TREATMENTS ARE AVAILABLE WHICH MAY IMPAIR OUR ABILITY TO CAPTURE MARKET SHARE FOR OUR PRODUCTS

    Alternative products exist or are under development to treat the diseases for which we are developing drugs. For example, the FDA has approved several drugs for the treatment of prostate cancer that responds to changes in hormone levels. Even if the FDA approves abarelix-depot-M, our product for the treatment of prostate cancer, for commercialization, it may not compete favorably with existing treatments that already have an established market share. If abarelix-depot-M does not achieve broad market acceptance, we may not become profitable.

MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES THAN WE DO AND MAY BE ABLE TO DEVELOP AND COMMERCIALIZE PRODUCTS THAT MAKE OUR PRODUCTS AND TECHNOLOGIES OBSOLETE AND NON-COMPETITIVE

    A biotechnology company such as ours must keep pace with rapid technological change and faces intense competition. We compete with biotechnology and pharmaceutical companies for funding, access to new technology, research personnel and in product research and development. Many of these companies have greater financial resources and more experience than we do in developing drugs, obtaining regulatory approvals, manufacturing and marketing. We also face competition from academic and research institutions and government agencies pursuing competitive alternatives to our products and technologies. We expect that all of our products under development will face intense competition from existing or future drugs.

    Our competitors may:

    - successfully identify drug candidates or develop products earlier than we do;

    - obtain approvals from the FDA or foreign regulatory bodies more rapidly than we do;

    - develop products that are more effective, have fewer side effects or cost less than our products; or

    - successfully market products that compete with our products.

IF WE ARE UNABLE TO OBTAIN AND ENFORCE VALID PATENTS, WE COULD LOSE OUR COMPETITIVE ADVANTAGE

    Our success will depend in part on our ability to obtain patents and maintain adequate protection of our technologies and products. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode our competitive advantage. For example, if we lost our patent protection for abarelix, another party could produce and market abarelix in direct competition with us. Some foreign countries lack rules and methods for defending intellectual property rights and do not protect proprietary rights to the same extent as the United States. Many companies have had difficulty protecting their proprietary rights in these foreign countries.

    Patent positions are sometimes uncertain and usually involve complex legal and factual questions. We can protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. To date, we hold seven issued United States patents. We have applied, and will continue to apply, for patents covering both our technologies and products as we deem appropriate. Others may challenge our patent applications or our patent applications may not result in issued patents. Moreover, any issued patents on our own inventions, or those licensed from third parties, may not provide us with adequate protection, or others may challenge, circumvent or narrow our patents. Third party patents may impair or block our ability to conduct our business. Additionally, third parties may independently develop products similar to our products, duplicate our unpatented products, or design around any patented products we develop.

IF WE ARE UNABLE TO PROTECT OUR TRADE SECRETS AND PROPRIETARY INFORMATION, WE COULD LOSE OUR COMPETITIVE ADVANTAGE IN THE MARKET

    In addition to patents, we rely on a combination of trade secrets, confidentiality, nondisclosure and other contractual provisions, and security measures to protect our confidential and proprietary information. These measures may not adequately protect our trade secrets or other proprietary information. If they do not adequately protect our rights, third parties could use our technology, and we could lose any competitive advantage we may have. In addition, others may independently develop similar proprietary information or techniques or otherwise gain access to our trade secrets, which could impair any competitive advantage we may have.

IF OUR POTENTIAL PRODUCTS CONFLICT WITH THE PATENTS OF COMPETITORS, UNIVERSITIES OR OTHERS, WE COULD HAVE TO ENGAGE IN COSTLY LITIGATION AND BE UNABLE TO COMMERCIALIZE THOSE PRODUCTS

    Our potential products may give rise to claims that they infringe other patents. A third party could force us to pay damages or to stop our manufacturing and marketing of the affected products by bringing a legal action against us for any infringement. In addition, a third party could require us to obtain a license to continue to manufacture or market the affected products, and we may not be able to do so. We believe that significant litigation will continue in our industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our resources. Even if legal actions were meritless, defending a lawsuit could take significant time, be expensive and divert management's attention from other business concerns.

IF THIRD PARTIES TERMINATE OUR LICENSES, WE COULD EXPERIENCE DELAYS OR BE UNABLE TO COMPLETE THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS

    We license some of our technology from third parties. Termination of our licenses could force us to delay or discontinue some of our development and commercialization programs. For example, if Advanced Research and Technology Institutes, Inc., the assignee of Indiana University Foundation, terminated our abarelix license, we could have to discontinue development and commercialization of our abarelix products. We cannot assure you that we would be able to license substitute technology in the future. Our inability to do so could impair our ability to conduct our business because we may lack the technology necessary to develop and commercialize our potential products.

BECAUSE WE DEPEND ON THIRD PARTIES TO CONDUCT LABORATORY TESTING AND HUMAN CLINICAL STUDIES AND ASSIST US WITH REGULATORY COMPLIANCE, WE MAY ENCOUNTER DELAYS IN PRODUCT DEVELOPMENT AND COMMERCIALIZATION

    We have contracts with a limited number of research organizations to design and conduct our laboratory testing and human clinical studies. If we cannot contract for testing activities on acceptable terms, or at all, we may not complete our product development efforts in a timely manner. To the extent we rely on third parties for laboratory testing and human clinical studies, we may lose some control over these activities. For example, third parties may not complete testing activities on schedule or when we request. In addition, these third parties may not conduct our clinical trials in accordance with regulatory requirements. The failure of these third parties to carry out their contractual duties could delay or prevent the development and commercialization of our products.

IF WE FAIL TO DEVELOP OR MAINTAIN OUR RELATIONSHIPS WITH THIRD PARTY MANUFACTURERS, OR IF THESE MANUFACTURERS FAIL TO PERFORM ADEQUATELY, WE MAY BE UNABLE TO COMMERCIALIZE OUR PRODUCTS

    Our capacity to conduct clinical trials and commercialize our products will depend in part on our ability to manufacture our products on a large scale, at a competitive cost and in accordance with regulatory requirements. We must establish and maintain a commercial scale formulation and manufacturing process for all of our potential products to complete clinical trials. We, our collaborators or third party manufacturers may encounter difficulties with these processes at any time that could result in delays in clinical trials, regulatory submissions or in the commercialization of potential products.

    We have no experience in large-scale product manufacturing, nor do we have the resources or facilities to manufacture products on a commercial scale. We will continue to rely upon contract manufacturers to produce abarelix and other compounds for preclinical, clinical and commercial purposes for a significant period of time. If our supply agreements are not satisfactory, we may not be able to develop or commercialize potential products as planned. The manufacture of our potential products will be subject to current good manufacturing practices regulations. Third party manufacturers are subject to regulatory review and may fail to comply with these good manufacturing practices regulations. If we need to replace our current third party manufacturers, or contract with additional manufacturers, we must conduct new product testing and facility compliance inspections. This testing and inspection is costly and time-consuming. Any of these factors could prevent, or cause delays in, obtaining regulatory approvals for, and the manufacturing, marketing or selling of, our products and could also result in significantly higher operating expenses.

    For example, Oread Pharmaceutical Manufacturing, Inc., our supplier of abarelix-depot powder in finished vials, has advised us that its lease for possession and use of the facility where it has conducted its manufacturing operations pursuant to its agreement with us has been terminated, effective
June 30, 2000, that it will be unable to continue operations in the leased premises and that it must terminate its agreement with us. Based on this and our discussions with Oread, we do not believe that Oread will be able to continue to meet its obligations under our agreement with them. Accordingly, we will need to make alternative supply arrangements for this step in the manufacture of abarelix-depot-M. We cannot assure you that we will be able to do so in a timely manner or on favorable terms, if at all. If we are unable to replace Oread in a timely manner, regulatory approval and commercialization of abarelix-depot-M could be delayed, possibly materially. Moreover, even if we are able to enter into acceptable alternative supply arrangements in a timely manner, the use of a different manufacturer may require us to undergo additional regulatory review and compliance procedures which could result in additional expenses and delay the commercialization of abarelix-depot-M.

    If we fail to meet our manufacturing and supply obligations under our agreements with either Amgen or Sanofi-Synthelabo, they may assume manufacturing responsibility under their agreements. In addition, if this occurs, we must pay Sanofi-Synthelabo its incremental costs of assuming manufacturing responsibility.

DUE TO OUR INEXPERIENCE AND OUR LIMITED SALES AND MARKETING STAFF, WE WILL DEPEND ON THIRD PARTIES TO SELL AND MARKET OUR PRODUCTS

    We have no experience in marketing or selling pharmaceutical products and have a limited marketing and sales staff. To achieve commercial success for any approved product, we must either develop a marketing and sales force or enter into arrangements with third parties to market and sell our products. We have granted Amgen and Sanofi-Synthelabo exclusive commercialization rights for abarelix products in defined geographic locations. Our marketing and distribution arrangements with Amgen and Sanofi-Synthelabo may not be successful and we may not receive any revenues from these arrangements. We cannot assure you that we will be able to enter into marketing and sales agreements on acceptable terms, if at all, for any other products.

OUR REVENUES WILL DIMINISH IF WE FAIL TO OBTAIN ACCEPTABLE PRICES OR ADEQUATE REIMBURSEMENT FOR OUR PRODUCTS FROM THIRD PARTY PAYORS

    The continuing efforts of government and third party payors to contain or reduce the costs of health care may limit our commercial opportunity. If government and other third party payors do not provide adequate coverage and reimbursement for our products, physicians may not prescribe them. If we are unable to offer physicians comparable or superior financial motivation to use our products, we may not be able to generate significant revenues. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that any of our collaborators or we receive for any products in the future. Further, cost control initiatives could impair our collaborators' ability to commercialize our products, and our ability to earn revenues from this commercialization.

    Our ability to commercialize pharmaceutical products, alone or with collaborators, may depend in part on the availability of reimbursement for our products from:

    - government and health administration authorities;

    - private health insurers; and

    - other third party payors, including Medicare.

    We cannot predict the availability of reimbursement for newly approved health care products. Third party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third party payors increasingly are limiting both coverage and the level of reimbursement for new drugs and refusing, in some cases, to provide coverage for a patient's use of an approved drug for purposes not approved by the FDA. Third party insurance coverage may not be available to patients for any of our products.

WE MAY BE UNABLE TO SECURE ADEQUATE DEBT FINANCING FOR THE PURCHASE OF OUR NEW FACILITY, WHICH COULD FORCE US TO USE MORE OF THE PROCEEDS FROM THIS OFFERING THAN EXPECTED TO PURCHASE THE NEW FACILITY

    We have exceeded the capacity of our current facilities, and recently agreed to purchase a new facility in the western suburbs of Boston. We will spend substantial funds to purchase this facility and make necessary improvements. We may be unable to borrow sufficient funds to do so on a timely basis, or at all. If we cannot borrow money, we will be required to use more proceeds from this offering than we currently expect. In addition, we intend to lease part of our new facility and sub-lease our current facility. We may not be able to find a suitable tenant or sub-tenant to occupy these spaces in a timely manner, if at all.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL SKILLED PERSONNEL, WE MAY BE UNABLE TO PURSUE OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS

    We depend substantially on the principal members of our management and scientific staff, including Malcolm L. Gefter, Ph.D., our Chief Executive Officer, President and Chairman of the Board. We do not have employment agreements with any of our executive officers. Any officer or employee can terminate his or her relationship with us at any time and work for one of our competitors. The loss of these key individuals could result in competitive harm because we could experience delays in our product research, development and commercialization efforts without their expertise.

    Recruiting and retaining qualified scientific personnel to perform future research and development work also will be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We compete with numerous companies and academic and other research institutions for experienced scientists. This competition may limit our ability to recruit and retain qualified personnel on acceptable terms. Failure to attract and retain personnel would prevent us from successfully developing our products or core technologies and launching our products commercially. Our planned activities may require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. The inability to acquire these services or to develop this expertise could result in delays in the research, development and commercialization of our products.

WE MAY HAVE SUBSTANTIAL EXPOSURE TO PRODUCT LIABILITY CLAIMS AND MAY NOT HAVE ADEQUATE INSURANCE TO COVER THOSE CLAIMS

    We may be held liable if any product we develop, or any product made by others using our technologies, causes injury. We have only limited product liability insurance coverage for our clinical trials. We intend to obtain product liability insurance to cover our products approved for marketing and sale. This insurance may be prohibitively expensive or may not fully cover our potential liabilities. Our inability to obtain adequate insurance coverage and at an acceptable cost could prevent or inhibit the commercialization of our products. If a third party sues us for any injury caused by products made by us or using our technologies, our liability could exceed our total assets.

WE USE HAZARDOUS CHEMICALS AND RADIOACTIVE AND BIOLOGICAL MATERIALS IN OUR BUSINESS AND POTENTIAL CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS COULD BE TIME CONSUMING AND COSTLY

    Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. The health risks associated with accidental exposure to abarelix include temporary impotence or infertility and harmful effects on pregnant women. Our operations also produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge from hazardous materials and any resultant injury. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. Compliance with environmental laws and regulations may be expensive. Current or future environmental regulations may impair our research, development or production efforts. We might have to pay civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials.

    Some of our collaborators also work with hazardous materials in connection with our collaborations. We have agreed to indemnify our collaborators in some circumstances against damages and other liabilities arising out of development activities or products produced in connection with these collaborations.

FLUCTUATIONS IN CURRENCY EXCHANGE RATES COULD INCREASE THE PAYMENTS WE MUST MAKE UNDER SOME OF OUR SUPPLY AGREEMENTS

    We currently conduct all our business transactions in United States dollars. However, under two of our supply agreements relating to our abarelix products, the amount we are required to pay our supplier may be adjusted from time to time if the applicable currency exchange rate varies by more than 10% from the agreed exchange rate. Accordingly, significant exchange rate fluctuations could materially increase the required payments under these agreements.

IF WE ENGAGE IN AN ACQUISITION, WE WILL INCUR A VARIETY OF COSTS AND MAY NEVER REALIZE THE ANTICIPATED BENEFITS OF THE ACQUISITION

    If appropriate opportunities become available, we may attempt to acquire businesses, products or technologies that we believe are a strategic fit with our business. We currently have no commitments or agreements for any acquisitions. If we do undertake any transaction of this sort, the process of integrating an acquired business, product or technology may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may fail to realize the anticipated benefits of any acquisition. Future acquisitions could dilute your ownership interest in us and could cause us to incur debt, expose us to future liabilities and result in amortization expenses related to goodwill and other intangible assets.

OUR OR THIRD PARTIES' COMPUTER SYSTEMS MAY FAIL DURING THE YEAR 2000, WHICH COULD DELAY DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS

    The year 2000 issue arises from computer programs written using two, rather than four, digits to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. If our computer systems, or the computer systems of the third parties we rely upon, experience problems because of the year 2000 issue, it could delay development and commercialization of our products or reduce our ability to cost-effectively manage our business during the time required to fix these problems. We have assessed our computer systems and do not expect any residual year 2000-related problems. However, our systems could experience residual year 2000-related problems in the future which could harm our operations. We have not assessed the year 2000 readiness of our suppliers, corporate collaborators or other third parties with which we conduct transactions. These third parties may encounter residual year 2000-related problems in the future which could result in lost data or increased operating expenses.

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND YOU MAY NOT BE ABLE TO RESELL SHARES OF OUR COMMON STOCK FOR A PROFIT

    Prior to this offering, there has been no public market for our common stock. We determined the initial public offering price with the underwriters. This price may not be the price at which the common stock will trade after this offering. The market price of our common stock may decline below the initial public offering price and an active trading market may not develop after this offering. We cannot assure you of the extent to which an active trading market will develop or how liquid that market may become.

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS

    The market price of the common stock may fluctuate substantially due to a variety of factors, including:

    - announcements of technological innovations or new products by us or our competitors;

    - announcement of FDA approval or disapproval of our products;

    - the success rate of our discovery efforts and clinical trials leading to performance-based payments and revenues under our collaborations;

    - developments or disputes concerning patents or proprietary rights, including announcements of infringement, interference or other litigation against us or our licensors;

    - the willingness of collaborators to commercialize our products and the timing of commercialization;

    - announcements concerning our competitors, or the biotechnology or pharmaceutical industry in general;

    - public concerns as to the safety of our products or our competitors' products;

    - changes in government regulation of the pharmaceutical or medical industry;

    - changes in the reimbursement policies of third party insurance companies or government agencies;

    - actual or anticipated fluctuations in our operating results;

    - changes in financial estimates or recommendations by securities analysts;

    - changes in accounting principles; and

    - the loss of any of our key scientific or management personnel.

    In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of biotechnology companies, particularly companies like ours without consistent product revenues and earnings, have been highly volatile, and may continue to be highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs and a diversion of management's attention and resources.

WE EXPECT THAT OUR QUARTERLY RESULTS OF OPERATIONS WILL FLUCTUATE, AND THIS FLUCTUATION COULD CAUSE OUR STOCK PRICE TO DECLINE

    Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to decline. Some of the factors that could cause our operating results to fluctuate include:

    - the failure of any of our corporate collaborators to meet their payment obligations, or termination of any of our agreements with them;

    - the timing of development and commercialization of our abarelix products leading to performance-based payments and revenues under our agreements with our corporate collaborators; and

    - the timing of our commercialization of other products resulting in revenues.

    Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance.

IF OUR EXISTING STOCKHOLDERS SELL A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET, OUR STOCK PRICE MAY DECLINE

    After this offering, we will have outstanding 39,966,545 shares of common stock. Of these shares, the 8,000,000 shares being offered in this offering will be freely tradeable. Our directors, executive officers, and all of our stockholders and warrant holders have agreed that they will not sell or otherwise dispose of any shares of common stock without the prior written consent of Salomon Smith Barney Inc. for a period of 180 days after the completion of this offering. Salomon Smith Barney Inc. may waive the restrictions in these lock-up agreements.

    After the completion of this offering, we intend to file a registration statement covering approximately 9,930,460 shares of common stock issuable under our stock option plan and our employee stock purchase plan as of December 31, 1999. In addition, holders of 30,652,908 shares of our common stock have registration rights. In the future, we may issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, and to raise capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time.

OUR EXECUTIVE OFFICERS AND DIRECTORS WILL CONTROL 45.4% OF OUR COMMON STOCK AND WILL BE ABLE TO SIGNIFICANTLY INFLUENCE CORPORATE ACTIONS

    After this offering, our executive officers, directors and stockholders affiliated with them will control approximately 45.4% of our common stock, based on their beneficial ownership as of December 31, 1999 and including options held by them that are exercisable within 60 days of December 31, 1999. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER, BY-LAWS AND UNDER DELAWARE LAW MAY MAKE AN ACQUISITION OF US MORE DIFFICULT, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS

    Provisions in our certificate of incorporation and by-laws may delay or prevent an acquisition of us or a change in our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of
Section 203 of the Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our charter, by-laws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower that it would be without these provisions.

WE MAY SPEND A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF THIS OFFERING IN WAYS WHICH DO NOT YIELD A FAVORABLE RETURN

    We have broad discretion to allocate the net proceeds from this offering. As a result, investors in this offering will be relying upon our judgment with only limited information about our specific intentions regarding the use of proceeds. We cannot assure you that the proceeds will be invested to yield a favorable return.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF THEIR INVESTMENT

    The initial public offering price of our common stock is substantially higher than the book value per share of the outstanding common stock. Investors purchasing shares of common stock in this offering will incur immediate substantial dilution in the amount of $5.97 per share. To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

    - the progress of our product development programs;

    - the status of our clinical development of potential drugs, clinical trials and the regulatory approval process;

    - our estimates for future revenues and profitability;

    - our estimates regarding our capital requirements and our needs for additional financing;

    - developments relating to our selection and licensing of drug targets;

    - our ability to attract partners with acceptable development, regulatory and commercialization expertise;

    - the benefits to be derived from corporate collaborations, including collaborations relating to the development and commercialization of abarelix products;

    - the benefits to be derived from license agreements and other collaborative efforts for the development and commercialization of products; and

    - sources of revenues and/or anticipated revenues, including contributions from corporate collaborations, license agreements and other collaborative efforts for the development and commercialization of products, and the continued viability and duration of those agreements and efforts.

    In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

    You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                USE OF PROCEEDS

    We expect that we will receive net proceeds of approximately $73,150,000 from the sale of the 8,000,000 shares of common stock we are offering, after deducting underwriting discounts and commissions and estimated offering expenses that we will pay. If the underwriters exercise their over-allotment option in full, we will receive net proceeds of approximately $84,310,000. We currently intend to use the net proceeds of this offering as follows:

    - approximately $30.0 million to fund the production of abarelix drug product;

    - approximately $30.0 million towards the purchase of our new facility and related improvements;

    - an undetermined amount for clinical trial expenses related to abarelix and other preclinical testing and expansion of research and development activities;

    - an undetermined amount for sales and marketing expenses associated with the commercial launch of abarelix; and

    - for working capital and general corporate purposes.

    In addition, we also may use a portion of the net proceeds of this offering for the acquisition of complementary businesses, products or technologies. While we evaluate these types of opportunities from time to time, there are currently no agreements or negotiations with respect to any specific transaction.

    We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in applying a significant portion of the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on the common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

                                 CAPITALIZATION

    The following table describes our capitalization as of December 31, 1999:

    - on an actual basis;

    - on a pro forma basis after giving effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into common stock; and

    - on a pro forma as adjusted basis to give effect to this offering and issuance of the related shares of common stock and the automatic conversion of all of our outstanding shares of convertible preferred stock into common stock.

    You should read this table together with the section of this prospectus with the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

                                                                     DECEMBER 31, 1999
                                                            -----------------------------------
                                                                                    PRO FORMA
                                                             ACTUAL    PRO FORMA   AS ADJUSTED
                                                            --------   ---------   ------------
                                                              (IN THOUSANDS, EXCEPT SHARE AND
                                                                      PER SHARE DATA)
Stockholders' equity:
  Preferred stock--unallocated, $0.01 par value: 312,700
    shares authorized, actual and pro forma; 10,000,000
    shares authorized, pro forma as adjusted; none issued
    and outstanding, actual, pro forma and pro forma as
    adjusted..............................................  $    --     $    --      $     --
  Series A, B, C, D and E convertible preferred stock,
    $0.01 par value: 3,437,300 shares authorized, actual
    and pro forma; none authorized, pro forma as adjusted;
    3,417,300 shares issued and outstanding, actual; none
    issued and outstanding, pro forma and pro forma as
    adjusted..............................................       35          --            --
  Common stock, $0.01 par value: 60,000,000 shares
    authorized, actual and pro forma; 200,000,000 shares
    authorized, pro forma as adjusted; 6,358,684 shares
    issued and outstanding, actual; 31,966,545 shares
    issued and outstanding, pro forma; 39,966,545 shares
    issued and outstanding, pro forma as adjusted.........       64         320           400
  Additional paid-in capital..............................   88,710      88,489       161,559
  Accumulated deficit.....................................   (1,093)     (1,093)       (1,093)
                                                            -------     -------      --------
    Total stockholders' equity............................   87,716      87,716       160,866
                                                            -------     -------      --------
      Total capitalization................................  $87,716     $87,716      $160,866
                                                            =======     =======      ========

    The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

    - 1,200,000 shares of common stock issuable upon the exercise of the underwriters' over-allotment option;

    - 8,211,644 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 1999, at a weighted average exercise price of $3.35 per share;

    - 515,940 shares reserved for issuance upon the exercise of warrants outstanding as of December 31, 1999, at a weighted average exercise price of $10.39 per share;

    - an additional 1,558,816 shares of common stock reserved for issuance under our Amended and Restated 1995 Stock Plan as of December 31, 1999; and

    - an additional 160,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan.

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 1999 was approximately $87,716,000, or $2.74 per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding assuming the conversion of all shares of convertible preferred stock outstanding as of December 31, 1999 into 25,607,861 shares of common stock. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the 8,000,000 shares of common stock by us at an initial public offering price of $10.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 1999 would have been $160,866,000, or $4.03 per share of common stock. This represents an immediate increase in net tangible book value of $1.29 per share of common stock to existing common stockholders and an immediate dilution in pro forma net tangible book value of $5.97 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................              $10.00
  Pro forma net tangible book value per share before this
    offering................................................   $2.74
  Increase in pro forma net tangible book value per share
    attributable to this offering...........................    1.29
                                                               -----
Pro forma net tangible book value per share after this
  offering..................................................                4.03
                                                                          ------
Dilution per share to new investors.........................              $ 5.97
                                                                          ======

    The following table summarizes, on a pro forma basis as of December 31, 1999, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and offering expenses payable by us.

                                  SHARES PURCHASED        TOTAL CONSIDERATION
                               ----------------------   -----------------------   AVERAGE PRICE
                                 NUMBER      PERCENT       AMOUNT      PERCENT      PER SHARE
                               -----------   --------   ------------   --------   -------------
Existing stockholders........   31,966,545      80%     $ 89,315,621      53%        $ 2.79
New investors................    8,000,000      20        80,000,000      47          10.00
                               -----------     ---      ------------     ---
    Total....................   39,966,545     100%     $169,315,621     100%
                               ===========     ===      ============     ===

    The tables and calculations above assume no exercise of the underwriters' over-allotment option to purchase up to an additional 1,200,000 shares of common stock. This information also assumes no exercise of options outstanding under our 1995 Stock Plan or of outstanding warrants. As of December 31, 1999, there were 8,211,644 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $3.35 per share and 515,940 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a weighted average exercise price of $10.39 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

    You should read the following selected financial data in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. We have derived our statement of operations for each of the three years in the period ended December 31, 1999, and our balance sheet data at December 31, 1998 and 1999, from our financial statements that have been audited by Ernst & Young LLP, independent auditors, and which we include elsewhere in this prospectus. We have derived our statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995, 1996 and 1997 from our audited financial statements which we do not include in this prospectus. We have presented pro forma net income per share information to give effect to the assumed conversion of all outstanding shares of our convertible preferred stock into a total of 25,607,861 shares of common stock as of their original dates of issuance. We computed pro forma net income per share on the basis described in Note 2 of the notes to the financial statements.

                                                                            YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                              1995        1996        1997        1998        1999
                                                            --------    --------    --------    --------    --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Corporate collaborations..............................    $    --     $    --     $15,118     $37,624     $61,514
  Contract services.....................................         --         876       2,615       1,943          --
                                                            -------     -------     -------     -------     -------
    Total revenues......................................         --         876      17,733      39,567      61,514
Costs and expenses:
  Research and development..............................      3,687       7,947      15,013      33,704      48,764
  General and administrative............................      1,609       2,120       3,780       3,605       6,173
                                                            -------     -------     -------     -------     -------
    Total costs and expenses............................      5,296      10,067      18,793      37,309      54,937
                                                            -------     -------     -------     -------     -------
Operating income (loss).................................     (5,296)     (9,191)     (1,060)      2,258       6,577
Interest income (net)...................................        197         627       1,364       3,516       4,473
                                                            -------     -------     -------     -------     -------
Income (loss) before income taxes.......................     (5,099)     (8,564)        304       5,774      11,050
Provision for income taxes..............................         --          --         100         100       1,800
                                                            -------     -------     -------     -------     -------
Net income (loss).......................................    $(5,099)    $(8,564)    $   204     $ 5,674     $ 9,250
                                                            =======     =======     =======     =======     =======
Net income (loss) per share:
  Basic.................................................    $ (1.59)    $ (2.62)    $  0.05     $  0.99     $  1.51
                                                            =======     =======     =======     =======     =======
  Diluted...............................................    $ (1.59)    $ (2.62)    $  0.01     $  0.16     $  0.24
                                                            =======     =======     =======     =======     =======
Weighted average number of common shares:
  Basic.................................................      3,199       3,263       4,446       5,738       6,106
  Diluted...............................................      3,199       3,263      28,270      35,139      37,849
Pro forma net income per share:

  Basic.................................................................................................    $  0.29
                                                                                                            =======
  Diluted...............................................................................................    $  0.24
                                                                                                            =======
Pro forma weighted average number of common shares:
  Basic.................................................................................................     31,714
  Diluted...............................................................................................     37,849

                                                                                 DECEMBER 31,
                                                       ----------------------------------------------------------------
                                                         1995          1996          1997          1998          1999
                                                       --------      --------      --------      --------      --------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments....................................       $2,595       $15,220       $40,190       $85,298       $ 94,525
Working capital..................................        1,727        13,092        31,802        76,626         86,220
Total assets.....................................        5,250        18,213        47,361        90,625        140,331
Capital lease obligations, net of current
  portion........................................          864           717           249            59             --
Total stockholders' equity.......................        3,486        14,761        34,907        78,373         87,716

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We were incorporated in July 1993 as Pharmaceutical Peptides, Inc. and began operations in January 1994. In June 1997, we changed our name to PRAECIS PHARMACEUTICALS INCORPORATED. Since our inception, we have developed drugs for the treatment of a variety of human diseases. Our lead program is the development of abarelix, a drug to treat diseases that respond to the lowering of hormone levels. We have entered into collaborations with Amgen and Sanofi-Synthelabo to further develop and commercialize our abarelix products.

    Since our inception, we have had no revenues from product sales. We have received revenues in the form of signing, performance-based, cost sharing and contract services payments from corporate collaborations. These revenues enabled us to achieve profitability and positive cash flow before any financing activity for fiscal 1997, 1998 and 1999. Through December 31, 1999, we recognized approximately $119.7 million in revenues under these collaboration agreements. Under these agreements, we could receive additional non-refundable performance-based payments and reimbursement for ongoing development costs, as well as a percentage of future product profits. For the next several years, we expect that our sources of revenue, if any, will consist primarily of interest income and payments from our corporate collaborators.

    Our accumulated deficit as of December 31, 1999 was approximately
$1.1 million. Substantially all of our expenditures to date have been for drug development activities and for general and administrative expenses.

    Due to the high costs associated with preparing to launch our first product, as well as other research and development and general and administrative expenses, we expect to have net operating losses for fiscal 2000 and the following several years. We do not expect to generate operating income until several years after the FDA approves abarelix-depot-M for marketing. We will require regulatory approval to market all of our future products.

    In August 1996, we entered into a collaboration and license agreement with Boehringer Ingelheim International GmbH. Under this agreement, Boehringer paid us approximately $5.4 million over approximately two years. These payments consisted of an initial signing payment and additional payments for the screening of Boehringer compounds and reimbursement of personnel and related materials expenses. We also are entitled to receive royalties on the net sales of any product containing a Boehringer compound which we screened if Boehringer develops and commercializes the product.

    In May 1997, we entered into an agreement with Sanofi-Synthelabo for the development and commercialization of abarelix products in Europe, Latin America, the Middle East and various countries in Africa. Under our agreement with Sanofi-Synthelabo, we could receive up to approximately $69.6 million in non-refundable fees and performance-based payments. For supply of product to Sanofi-Synthelabo, we receive a transfer price that varies based on sales price and volume. Additionally, we are entitled to receive reimbursement for ongoing development costs. To date, we have received a total of approximately
$30.3 million in non-refundable fees, performance-based payments and reimbursement for ongoing development costs under the Sanofi-Synthelabo agreement.

    In 1997 and 1998, we entered into agreements with Roche Products for the research, development and commercialization of abarelix products in all countries outside of the Sanofi-Synthelabo territory. In December 1998, we and Roche mutually terminated the agreement. During the term of the agreement, Roche paid to us approximately $28.2 million in performance-based and cost-sharing payments. Roche retains no rights to the abarelix program and has no equity interest in us.

    Effective March 1999, we entered into an agreement with Amgen for the development and commercialization of abarelix products in the countries not covered by the Sanofi-Synthelabo agreement. Under the agreement, we could receive up to $25.0 million in signing and performance-based fees. We have received $10.0 million to date, which is the minimum amount payable under the agreement. The remaining $15.0 million is payable upon FDA approval of an NDA relating to abarelix. Amgen will pay the first $175.0 million of all authorized costs and expenses associated with the research, development and commercialization of abarelix products in the United States. Following these expenditures, in general we will share with Amgen all subsequent United States research and development costs for abarelix products through the launch period and we will reimburse Amgen for a share of costs associated with establishing a sales and marketing infrastructure in the United States. In general, we will receive a transfer price and royalty based on a sharing of the resulting profits on sales of abarelix products in the United States. All program expenses in Amgen's licensed territory outside the United States will be borne by Amgen, and we will receive a royalty on net sales of abarelix products in those territories.

RESULTS OF OPERATIONS

  YEARS ENDED DECEMBER 31, 1999 AND 1998

    Revenues for the year ended December 31, 1999 were $61.5 million as compared to $39.6 million for the corresponding period in 1998. The increase in revenues was due to significantly increased cost-sharing payments under our collaboration agreements, principally our agreement with Amgen.

    Research and development expenses for the year ended December 31, 1999 were $48.8 million as compared to $33.7 million for the corresponding period in 1998. The increase in research and development expenses was attributable primarily to increased expenses related to two pivotal phase III clinical trials for the use of abarelix to treat prostate cancer and phase I and II/III clinical trials for the use of abarelix to treat endometriosis. Additional spending increases were related to our Apan program, our Latranal program and core research and development activities.

    General and administrative expenses for the year ended December 31, 1999 were $6.2 million as compared to $3.6 million for the corresponding period in 1998. The increase in expenses reflects our participation in professional forums, costs associated with marketing consultants and the purchase of market data.

    Net interest income for the year ended December 31, 1999 was $4.5 million as compared to $3.5 million for the corresponding period in 1998. This increase was attributable to an increase in the amount of cash available for investment following our sale of $37.7 million of equity securities in April 1998.

    The provision for income taxes for the year ended December 31, 1999 was $1.8 million as compared to $0.1 million for the corresponding period in 1998. The provision increased because prior to 1999 we utilized net operating loss carryforwards to offset substantially all of our taxable income.

  YEARS ENDED DECEMBER 31, 1998 AND 1997

    Revenues for the year ended December 31, 1998 were $39.6 million as compared to $17.7 million for the corresponding period in 1997. Revenues for the year ended December 31, 1998 included approximately $37.6 million earned under our collaboration agreements and $2.0 million earned under the Boehringer agreement. Revenues for the year ended December 31, 1997 included approximately
$15.1 million earned under our collaboration agreements and $2.6 million earned under the Boehringer agreement.

    Research and development expenses for the year ended December 31, 1998 were $33.7 million as compared to $15.0 million for the corresponding period in 1997. The increase in expenses was attributable to the expansion of clinical trials relating to abarelix, the hiring of additional research and development personnel, including the commencement of the Provid Research division's operations in New Jersey, and increased expenditures relating to the Alzheimer's Disease program and core research and technologies.

    General and administrative expenses for the year ended December 31, 1998 were $3.6 million as compared to $3.8 million for the corresponding period in 1997. The decrease in expenses was attributable to reduced legal expenses related to collaboration efforts and reduced expenses related to trademark and patent activities.

    Net interest income for the year ended December 31, 1998 was $3.5 million as compared to $1.4 million for the corresponding period in 1997. The increase in interest income was attributable to an increase in the amount of cash available for investment resulting from the net proceeds of our sale of Series E convertible preferred stock, as well as payments received pursuant to collaboration agreements.

    The provision for income taxes for the year ended December 31, 1998 was $0.1 million which was consistent with the corresponding period in 1997. The provision for income taxes during both years reflects our use of net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

    We have financed our operations since inception principally through private placements of equity securities. We have received net proceeds of approximately $9.5 million from the sale of our common stock, $0.5 million from the sale of warrants to purchase common stock and $78.5 million from the sale of convertible preferred stock. Additionally, we have received a total of approximately
$138.4 million for one-time signing payments and performance-based payments, cost reimbursements and contract service payments under our collaboration agreements. We also have received $10.9 million from interest on invested cash balances and paid $0.4 million in interest expense associated with equipment leasing. As of December 31, 1999, we had cash and cash equivalents of $94.5 million and working capital of $86.2 million. Based upon our existing capital resources, together with the net proceeds of this offering, interest income and payments under our collaboration agreements, we anticipate that we will be able to maintain currently planned operations for at least the next several years.

    For the year ended December 31, 1999, net cash of $12.9 million was provided by operating activities principally due to net income and an increase in current liabilities, partially offset by an increase in accounts receivable and unbilled revenues. Our investing activities for the year ended December 31, 1999 were limited to the purchase of property and equipment in the amount of $3.6 million. Our financing activities for the year ended December 31, 1999 were minimal since we completed our last equity financing in 1998.

    In January 2000, we signed an agreement to purchase, for $41.5 million, land and a building of approximately 175,000 square feet located in the western suburbs of Boston, Massachusetts, which we will use as our principal headquarters and research facility. In connection with our signing this agreement, we made deposits of $1.2 million. We currently expect to use approximately $30.0 million of the net proceeds of this offering towards the purchase of this facility and related improvements, subject to our obtaining adequate financing for this purchase. In connection with proceeding to obtain first mortgage financing for our new facility, we have agreed to pay the potential lender a $330,000 arrangement fee, of which $165,000 was paid in April 2000 and the remainder will be paid at the closing of the proposed loan transaction, and various additional costs and expenses incurred in connection with the proposed loan. We expect to close the transaction in the second quarter of 2000.

    Amgen will also provide us with a line of credit not to exceed $150.0 million through 2002. Under the line of credit, subject to various conditions each year, we are permitted to draw down a maximum of $25.0 million in 2000, $75.0 million in 2001, and in 2002, the remaining balance of the line of credit available after all previous drawdowns. For each drawdown in 2002, we must demonstrate a cash flow need reasonably acceptable to Amgen and meet various other specified conditions, including conditions relating to the commercial sale of abarelix. Borrowings will bear interest at market rates and will be secured by various receivables relating to abarelix products. In addition, all borrowings under the line of credit must be repaid by 2008.

    We expect our funding requirements to increase over the next several years as we continue with current clinical trials for abarelix, initiate clinical trials for additional products, prepare for a potential commercial launch of abarelix products, purchase, improve and move into our new facility and continue to expand our research and development efforts. Our expenditure requirements will depend on numerous factors, including:

    - the progress of our research and development activities;

    - the scope and results of preclinical testing and clinical trials;

    - the cost, timing and outcomes of regulatory reviews;

    - the rate of technological advances;

    - determinations as to the commercial potential of our products under development;

    - the status of competitive products;

    - our ability to defend and enforce our intellectual property rights;

    - the establishment, continuation or termination of third party manufacturing or sales and marketing arrangements;

    - the development of sales and marketing resources;

    - the establishment of additional strategic or licensing arrangements with other companies or acquisitions;

    - the availability of financing for the purchase of our new facility;

    - our ability to sublease our current facility and part of our new facility; and

    - the availability of other financing.

    At December 31, 1999, we had provided a valuation allowance of $3.6 million for our deferred tax assets. The valuation allowance represents the excess of the deferred tax asset over the benefit from future losses that could be carried back if, and when, they occur. The valuation allowance decreased by $2.7 million in 1999 due to the use of previously unbenefitted tax credit carryforwards. Due to anticipated operating losses in the future, we believe that it is more likely than not that we will not realize a portion of the net deferred tax assets in the future and we have provided an appropriate valuation allowance.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with an interest rate fixed at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We believe that a 10% decline in the average yield of our investments would adversely impact our net interest income. We do not believe, however, that a 10% decline would have a material adverse effect on our overall results of operations or cash flows. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. The average duration of all of our investments in 1999 was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

    We have two supply agreements with vendors located outside the United States. We currently conduct all transactions under these agreements in United States dollars, but these transactions are subject to adjustment based upon significant fluctuations in currency exchange rates. If the exchange rate undergoes a change of 10%, we do not believe that it would have a material impact on our results of operations or cash flows.

YEAR 2000 ISSUES

    The year 2000 issue arises from computer programs written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations following December 31, 1999, causing disruptions of operations for companies using these computer programs or hardware. Many companies' computer systems may still need to be upgraded or replaced in order to avoid year 2000-related issues.

    We, our corporate collaborators, suppliers and other third parties we rely upon use a wide variety of information technologies, computer systems and scientific equipment containing computer chips dedicated to a specific task. As of April 15, 2000, neither we, nor to our knowledge, any of the third parties we depend upon, have experienced any material problems associated with the year 2000 issue. If we or these third parties experience problems in the future as a result of any year 2000-related issues, we could experience an interruption of our research programs. We currently are unable to estimate the duration and extent of any potential interruption, or estimate the effect that any interruption may have on our future revenue. However, we believe that the impact of any residual year 2000-related issues on our research operations will be limited to the ongoing execution of new experiments, and we do not expect that any historical data would be affected. Costs to ensure that our systems and networks are year 2000 compliant have not been, nor do we expect them to be, material.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," which will be effective for 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including various derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. We do not anticipate that Statement of Financial Accounting Standards No. 133 will have a significant impact on our operating results or financial condition when adopted, since we currently do not engage in hedging activities.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, which clarified the Securities and Exchange Commission's views concerning revenue recognition policies and is effective no later than the quarter ended March 31, 2000. We believe that our revenue recognition policies comply with the Staff Accounting Bulletin.

                                    BUSINESS

OVERVIEW

    We are a drug discovery and development company. Our product pipeline includes abarelix-depot-M, which we have tested in two pivotal phase III clinical trials for the treatment of hormonally responsive prostate cancer, and abarelix-depot-F, currently in phase II/III clinical trials for the treatment of endometriosis. We are also developing Latranal, a locally-acting, topically-applied pain reliever in preclinical development for the treatment of acute and chronic muscle and tendon related pain, and Apan, our drug for the treatment of Alzheimer's Disease. Other product candidates are in the research phase.

    We believe that we have established, and that our product pipeline demonstrates the usefulness of, a new proprietary technology for the rapid and cost-effective discovery and development of drugs. We developed our technology to overcome the limitations of existing drug discovery methods. Our technology combines the biological selection of natural peptide molecules, also known as ligands, with a chemical modification process that gives the peptides the pharmacological properties of useful drugs. Ligands can come either from natural genes or large pools of synthetic genes known as gene libraries. Using our technology, we can rapidly produce and analyze large numbers of molecules and identify those that have desired properties for further development into drugs. We can examine in excess of 1,000 times more molecules for drug development with this technology than conventional technologies would permit, in a fraction of the time. We believe that we are the leader in this technological field that we refer to as Ligand Evolution to Active Pharmaceuticals, or LEAP.

    In addition to demonstrating that LEAP is a useful technical approach for discovering and developing new drugs, we have also demonstrated that it is cost-effective and practical. Using our private equity capital, we were able to develop abarelix-depot-M and abarelix-depot-F sufficiently so that we could satisfactorily demonstrate their clinical and commercial usefulness to potential sales and marketing partners. We have generated adequate revenues through our corporate collaborations to allow us to operate at a profit for the last three years and have an accumulated deficit of only $1.1 million as of December 31, 1999. We intend to market our initial products through our arrangements with Amgen and Sanofi-Synthelabo.

    We have successfully employed LEAP to develop abarelix-depot-M, a drug for the treatment of prostate cancer. An estimated 180,400 men in the United States develop prostate cancer each year. We expect to file an NDA for abarelix-depot-M with the FDA by the end of 2000. We believe that abarelix-depot-M works in a unique way which will allow this drug to successfully compete in the approximately $2.0 billion worldwide market for prostate cancer drugs.

    We have also developed a unique form of abarelix, called abarelix-depot-F, for the treatment of women with diseases that respond to a reduction of the female hormone estrogen. We have demonstrated the potential usefulness of abarelix-depot-F in a phase I/II study for the treatment of endometriosis. Endometriosis is a painful, long-lasting condition affecting an estimated five million women in the United States. We believe that existing medicine does not adequately serve patients suffering from endometriosis. Due to its unique composition and the way in which it works in the body, we believe that abarelix-depot-F will expand the existing market for drugs to treat endometriosis and fulfill a significant unmet need.

    Our LEAP technology was also instrumental in the development of Apan, a drug candidate for the treatment of Alzheimer's Disease. According to estimates, more than four-million Americans suffer from Alzheimer's Disease. We expect to begin clinical trials with Apan within the next 12 months. Apan addresses what we and others believe to be the underlying cause of Alzheimer's Disease, rather than the symptoms.

    We intend to commercialize both abarelix-depot-M and abarelix-depot-F as once-a-month injectable drugs. Production of abarelix-depot-M and abarelix-depot-F in our proprietary drug delivery system, known as Rel-Ease, makes this possible. We have demonstrated that Rel-Ease also is useful for formulating other drugs in long-acting, or depot, forms and believe that it may have significant commercial potential. We have a patent that covers the application of this technology for a broad range of drugs.

    Since our proprietary LEAP technology readily produces drug-like molecules, we can use it to test and validate potential drug targets much more efficiently than conventional drug discovery and development methods can. LEAP's usefulness in drug discovery is comparable to an Internet search engine. Search engines are essential in the location and selection of useful information from a vast amount of data, most of which is useless in isolation. We believe that LEAP can identify useful drug targets imbedded within the sequence of the human genome by showing which ones, when targeted by a drug, show potential for clinical use. LEAP selects protein sequences that we can modify into drugs directly and identifies drug targets against which we can deploy LEAP technology to produce drugs that treat human diseases.

    We have entered into an alliance with one of the world leaders in genomics, Human Genome Sciences. Through this alliance, we will have access to potential drug targets that Human Genome Sciences has identified from the genes of humans and will seek to use LEAP technology to develop drugs for the treatment of various medical conditions based on these proprietary genomic targets.

    We have assembled an experienced and multi-disciplined team of senior executives and trained scientists and technicians. Our staff, totaling about 100 persons, has the necessary expertise to discover and develop commercially viable drugs from inception through preclinical and clinical testing and to obtain regulatory approval. Our areas of expertise include proteomics, chemistry and medicinal chemistry, molecular biology, biochemistry, cell biology, pharmacology, toxicology, formulation, manufacturing, quality assurance and control, and medical and regulatory affairs. This collective expertise allows us to license drug opportunities from third parties to supplement our internal product development. For example, we have obtained rights to Latranal, a drug that we expect to test this year in patients with acute and chronic muscle and tendon related pain. We believe that if successful, this drug will address a market of several million patients and fulfill an unmet medical need.

    In the future, we may enter into alliances for global commercialization following successful clinical trials of our products, as we have done with Amgen and Sanofi-Synthelabo, while retaining significant profit sharing potential. Alternatively, we may choose to sell our products directly and retain 100% of the profit potential.

OUR BUSINESS STRATEGY

    Our objective is to combine our skills, expertise and proprietary technology to develop and commercialize drugs rapidly that address significant clinical needs. We are pursuing the following strategy to achieve this objective:

    - EXTEND THE COMMERCIAL POTENTIAL OF ABARELIX BY EXPANDING INTO ADDITIONAL DISEASE AREAS. We believe that abarelix may provide a therapeutic benefit for the treatment of other diseases which respond to the reduction of testosterone or estrogen hormone levels, such as benign prostatic hypertrophy, breast cancer, uterine fibroids, polycystic ovarian disease, precocious puberty and infertility. We intend to explore new and expanded product opportunities with our corporate collaborators.

    - USE OUR LEAP TECHNOLOGY, TOGETHER WITH OPPORTUNITIES THAT THE HUMAN GENOME PROJECT PRESENTS, TO DISCOVER NEW DRUG CANDIDATES. Our proprietary LEAP technology is a powerful tool for the rapid discovery of lead drug compounds. The Human Genome Project provides us with a database of

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
      newly-identified genes from which we can define new drug targets through the application of LEAP. We believe that using this database, we will be able to accelerate the identification of new drug targets and drug candidates. To this end, we have established a collaboration with Human Genome Sciences and have identified promising genomic targets to pursue.

    - RETAIN SIGNIFICANT RIGHTS TO OUR PRODUCTS UNTIL LATE STAGES OF DEVELOPMENT TO OBTAIN FAVORABLE FINANCIAL TERMS WITH STRATEGIC PARTNERS. We believe that we can retain significant product value by developing products to a late stage before seeking commercialization partners, or by entering into partnerships where we share the cost of development equally with our partners. Because of our developmental capabilities and financial resources, we are able to assume both significant financial and operational product responsibility and, as a result, we are able to retain significant profit potential from the sale of our products.

    - DEVELOP LICENSED DRUGS FROM THIRD PARTIES TO SUPPLEMENT PRODUCT DEVELOPMENT. We have gained significant experience in applying our LEAP technology for the discovery and development of both abarelix and Apan. We have used this experience to establish the necessary infrastructure to expand our product base, capture and develop new third party licensing opportunities, and rapidly and cost-effectively develop internally discovered compounds.

OUR PRODUCT PIPELINE

    We focus our drug development efforts on conditions or diseases where there are significant unmet needs creating a potential for large product revenues. We have four programs that have moved beyond the research phase into late preclinical or clinical testing. We have outlined our development programs and the clinical indications they address in the following table:

COMPOUND                         DISEASE                        STATUS                PARTNERS
-------------------------------  -----------------------------  --------------------  -----------------------
Abarelix-Depot-M                 Hormonally Responsive          Phase III             Amgen;
                                 Prostate Cancer                                      Sanofi-Synthelabo

Abarelix-Depot-F                 Endometriosis                  Phase II/III          Amgen;
                                                                                      Sanofi-Synthelabo

Latranal                         Acute and Chronic Muscle       Preclinical           --
                                 and Tendon Related Pain

Apan                             Alzheimer's Disease            Preclinical           --

  ABARELIX PROGRAM

    Abarelix has potential use in diseases that respond to the reduction of testosterone, a male hormone, and estrogen, a female hormone. Examples of these diseases include prostate cancer, endometriosis, uterine fibroids, breast cancer, benign prostatic hypertrophy, polycystic ovarian disease, infertility and precocious puberty. Treatments that reduce testosterone or estrogen through the use of drugs, known as hormonal therapy, result in a therapeutic benefit to the patient.

    Currently available hormonal therapies overstimulate the GnRH receptor, located on the pituitary gland, a small gland in the center of the brain. Overstimulation of the pituitary GnRH receptor leads to increased production of a second hormone, luteinizing hormone, or LH. The increased levels of LH then cause a surge of testosterone from the testes in males and a surge of estrogen from the ovaries in females. The temporary surge in hormone levels may result in a worsening, or flare, of the disease for which the patient takes the therapy. Only after several weeks following administration of these hormonal therapies does the desired reduction of hormonal levels occur. Accordingly, current hormonal

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
therapies, such as Lupron Depot, that TAP Pharmaceuticals Inc. markets, and Zoladex, that AstraZeneca Pharmaceuticals markets, have precautionary labeling about the hormone-induced flare. The FDA mandates this precautionary labeling, and the drug labels and packaging for these currently available drugs must prominently include the precautionary labeling to protect patients and avoid the use of the drugs in patients who are at risk for developing a disease flare.

    In contrast, abarelix has a blocking, or antagonist, effect on the GnRH receptor. Abarelix immediately shuts off the production of LH and consequently, immediately reduces the patient's levels of testosterone or estrogen. With abarelix, unlike commercially available hormonal therapies, there is no increase in hormonal levels before achieving the desired hormone level reduction. Results of our prostate cancer and endometriosis clinical trials demonstrate that abarelix rapidly inhibits hormone production without the initial surge in hormone levels.

    Our most advanced programs involve the development of abarelix-depot-M and abarelix-depot-F for the treatment of diseases worsened by testosterone in men or estrogen in women. We believe abarelix-depot-M and abarelix-depot-F represent the first sustained release formulations of an important class of compounds known as GnRH antagonists.

    ABARELIX-DEPOT-M

    BACKGROUND. Prostate cancer is one of the most commonly diagnosed cancers in men. According to the American Cancer Society, approximately 180,400 new diagnoses of, and 31,900 deaths from, prostate cancer will occur in the United States in 2000. Approximately 40% of these newly diagnosed patients have prostate cancer that has spread beyond the prostate gland, referred to as non-localized prostate cancer. These patients generally receive long-term hormonal therapy. The remaining 60% of patients, whose prostate cancer is localized, are increasingly receiving hormonal therapy in addition to other therapies, such as radiation therapy, including radioactive seed implantation to the prostate gland. Hormonally responsive prostate cancer, accounting for approximately 85% of all initially diagnosed advanced stage prostate cancer, is a condition where the cancerous cells require androgens, including testosterone and its derivatives. Androgens stimulate the growth of the cancerous cells in hormonally responsive prostate cancer. The goal of therapy is to reduce testosterone to low levels, leading to inhibition of prostate cancer cell growth. The market for hormonal treatment of prostate cancer was approximately $2.0 billion worldwide in 1998, the majority of which was related to treatment for non-localized prostate cancer.

    To date, we have focused primarily on the development of abarelix-depot-M as a treatment for hormonally responsive prostate cancer. Abarelix-depot-M is a sustained release formulation of abarelix that enables once-per-month administration. Our pivotal phase III studies demonstrate that abarelix-depot-M reduces the time required to achieve therapeutically low testosterone levels without the testosterone surge and the resulting associated symptoms. Abarelix-depot-M, if approved for marketing, will be the first commercially available GnRH antagonist in a sustained delivery formulation for the acute and chronic management of patients with prostate cancer.

    The surge of testosterone associated with available hormonal therapies may last as long as three weeks before the intended medical effect of reduced testosterone levels takes place. In an attempt to mitigate the flare, many practicing physicians prescribe additional drugs, known as anti-androgens. Anti-androgens, such as Casodex, that AstraZeneca Pharmaceuticals markets, are oral drugs given one-to-three times a day. Anti-androgens function by interfering with the effect of testosterone at the cellular level but do not reduce circulating testosterone levels. This additional therapy may be only partially effective in reducing some of the undesirable effects of the flare. In addition, anti-androgen therapy has side effects, including liver damage, breast enlargement, lung dysfunction and gastrointestinal distress. Finally, anti-androgens are expensive and Medicare generally does not reimburse their costs. This means that many patients may not receive the potential benefit of anti-androgens.

    In our pivotal phase III studies of over 500 patients, none of the patients treated with abarelix-depot-M experienced a testosterone surge. In contrast, 85% of patients treated with Lupron Depot alone or in combination with Casodex experienced a sustained testosterone surge. A major reason for using anti-androgens in clinical practice is to avoid the surge and subsequent flare. We believe that the results of our clinical studies may lessen the perceived need to use anti-androgens because the use of abarelix-depot-M alone avoids the surge.

    Some patients with advanced stage hormonally responsive prostate cancer are at higher risk of serious harm resulting from the testosterone surge. Based upon our studies, these patients constitute approximately 15% of all non-localized prostate cancer patients. In these patients, the testosterone surge may lead to urinary blockage, worsening pain, paralysis and nerve damage due to spinal cord compression, kidney failure and even death. FDA mandated drug product labels specifically warn against the use of available hormonal therapy in patients with confirmed spinal metastases. In these cases, patients may require immediate surgical removal of the testes to both rapidly reduce testosterone levels and avoid the testosterone surge. Based upon our analysis of our clinical studies, we believe that abarelix-depot-M may have the potential to provide a non-surgical alternative for these patients. A significant portion of patients who do not have confirmed spinal tumors are still at risk for clinical flare. Approximately 50-60% of all non-localized prostate cancer patients fall into this group. We believe that both physicians and patients will prefer a treatment option that eliminates the potential risks of a clinical flare response.

    ABARELIX-DEPOT-M CLINICAL STUDIES. We intend to submit comprehensive safety and efficacy data to the FDA in 2000 to support market approval of abarelix-depot-M. Our submission will include data from two recently completed pivotal phase III studies for the treatment of hormonally responsive prostate cancer, a phase III patient exposure study, an ongoing phase III study in advanced metastatic prostate cancer patients, as well as previously completed phase I and phase I/II studies with abarelix-depot-M.

    In November 1999, we completed two pivotal phase III clinical trials of abarelix-depot-M for the treatment of hormonally responsive prostate cancer. The first phase III clinical trial was a 271 patient study comparing abarelix-depot-M to Lupron Depot. This study compared the safety of both drugs and the ability of both drugs to reduce testosterone levels. The second phase III clinical trial was a 255 patient study comparing the safety and efficacy of abarelix-depot-M to the combination therapy of Lupron Depot plus Casodex.

    In addition to well-defined safety parameters, these studies had three performance goals:

    - the demonstration of the benefit of abarelix-depot-M compared to Lupron Depot and Lupron Depot plus Casodex in avoiding or eliminating the testosterone surge;

    - the demonstration of the benefit of abarelix-depot-M compared to Lupron Depot and Lupron Depot plus Casodex in rapidly achieving therapeutically low testosterone levels, based on a measurement of testosterone levels on the eighth day following treatment; and

    - the demonstration of the similarities of abarelix-depot-M to Lupron Depot and Lupron Depot plus Casodex in achieving and maintaining therapeutically low testosterone levels through 85 days of treatment.

    To demonstrate the benefit of abarelix-depot-M compared to Lupron Depot and Lupron Depot plus Casodex in avoiding or eliminating the testosterone surge, we measured testosterone levels prior to and throughout the first week of treatment. In our clinical studies, we define testosterone surge as a ten percent or greater increase in testosterone levels above pre-treatment levels. None of the abarelix-depot-M treated patients demonstrated a testosterone surge based on two measurements during the first week of treatment. In contrast, more than 80% of patients treated with Lupron Depot and Lupron Depot plus Casodex experienced elevations in testosterone levels greater than ten percent.

    To demonstrate the benefit of abarelix-depot-M compared to Lupron Depot and Lupron Depot plus Casodex in rapidly achieving therapeutically low testosterone levels, we measured testosterone levels on the eighth day of treatment. We observed that greater than 65% of the abarelix-depot-M treated patients achieved therapeutically low testosterone levels by the eighth day of treatment. In contrast, none of the patients treated with either Lupron Depot or Lupron Depot plus Casodex had achieved therapeutically low testosterone levels on the eighth day.

    To demonstrate the similarity of abarelix-depot-M to Lupron Depot and Lupron Depot plus Casodex in achieving and maintaining therapeutically low testosterone levels through 85 days of treatment, we measured serum testosterone levels frequently throughout the 85 days of treatment. We observed that greater than 85% of the patients, regardless of the treatment that we administered, were able to achieve and maintain therapeutically low testosterone levels.

    From a safety perspective, patients have tolerated treatment with abarelix-depot-M well to date. We observed some adverse reactions in patients during our abarelix-depot-M studies, including allergic reactions and temporary and reversible elevation of some liver enzymes. We expected these reactions and observed them with similar frequency in patients taking Lupron Depot and Lupron Depot plus Casodex in our clinical studies.

    We believe that the collective data from all of our clinical studies will support the goals we summarized above. In addition, we believe that these findings will result in product labeling that is consistent with the absence of an initial testosterone surge.

    In further support of the safety of abarelix-depot-M, we and our partner, Amgen, are conducting a separate phase III 500 patient exposure study comparing abarelix-depot-M to Lupron Depot. The primary objective of this study is to gain more patient exposure to confirm the safety and efficacy performance over a six month course of therapy. The results of this study will supplement existing patient drug exposure data and we will include these results in our NDA.

    In addition, we are testing abarelix-depot-M in an ongoing phase III clinical trial to evaluate its use in patients with advanced prostate cancer where the use of current hormonal therapies could result in a life-threatening disease flare. The goal of this study is to demonstrate that abarelix-depot-M provides a medical alternative to immediate surgical removal of the testes for this high risk population. We have been monitoring these patients' prostate specific antigen, or PSA, levels as part of our evaluation. PSA is a widely used screen for identification of patients with prostate cancer. Although the FDA does not accept PSA levels for its approval purposes, physicians monitor a patient's progress based on PSA levels over time. We observed an immediate decrease in median PSA levels in patients with advanced prostate cancer that we treated with abarelix-depot-M. The graph below depicts the decrease in median PSA levels that we observed in 42 patients participating in this study:

[Bar graph depicting reduction in PSA levels in response to abarelix-depot-M therapy over a twelve week period.]

    Our partner Sanofi-Synthelabo is conducting a 150 person study in Europe comparing the safety and efficacy of abarelix-depot-M to Zoladex plus Casodex. Initial analysis of the results of this study are consistent with the safety and efficacy results we observed in our two pivotal phase III studies.

    In further support of our abarelix-depot-M NDA filing, we will submit data from earlier clinical trials. In June 1999, we completed a three-month, 236 patient phase I/II clinical study of abarelix-depot-M for the treatment of hormonally responsive prostate cancer. The study also included patients who received Lupron Depot or Zoladex with or without anti-androgens. This study evaluated safety and efficacy parameters similar to those measured in our pivotal phase III studies. We believe that the results of this study are consistent with and further support the conclusions and interpretations of our pivotal phase III studies.

    In addition, in December 1998, we concluded a 36 patient phase I/II clinical trial of abarelix in patients with locally confined prostate cancer prior to radiation therapy or surgical removal of the prostate. In this study we administered abarelix continuously in an injectable liquid formulation rather than a depot formulation. This clinical trial evaluated safety parameters, the rate of prostate gland volume reduction and reduction of testosterone levels. We believe, based upon analysis of the data from this study, that abarelix substantially reduces the volume of the prostate gland within one to three months of commencing treatment and reduces testosterone levels within several days. These safety results are also consistent with our pivotal phase III studies.

    The cumulative worldwide experience of our clinical studies of approximately 1,200 patients demonstrates that patients tolerate abarelix-depot-M well and supports our intent to file an NDA for abarelix-depot-M prior to the end of 2000.

    ABARELIX-DEPOT-F

    BACKGROUND. We also are developing abarelix-depot-F for the treatment of endometriosis. We believe that abarelix-depot-F, if it receives FDA approval for marketing, will be the first commercially available GnRH antagonist in a sustained delivery formulation for the rapid and sustained reduction of pain associated with endometriosis through estrogen suppression. We are currently evaluating abarelix-depot-F in a phase II/III study for the treatment of pain and painful symptoms associated with endometriosis.

    Endometriosis is a condition where endometrial tissue grows beyond the uterine lining, most often on the surfaces of organs in the pelvic cavity. Endometrial tissues, regardless of location in the body, respond to the normal menstrual cycling of women. When the location of the endometrial tissue prevents the appropriate sloughing of tissue that normally occurs during menstruation, inflammation, gastrointestinal symptoms and internal scarring occurs. This causes, among other things, pain, fatigue, heavy menstrual bleeding, painful sexual intercourse and infertility. On rare occasions, these displaced endometrial tissues may even cause bleeding in distant organs, such as the lungs. Each year, approximately 300,000 women are diagnosed with endometriosis in the United States. An estimated five million women in the United States suffer from endometriosis. In addition, as a result of increased awareness of female health, we believe that the number of patients diagnosed with and treated for endometriosis will increase.

    Existing treatments for endometriosis include the use of pain management medications, birth control pills and hormonal therapies, of which Lupron Depot and Zoladex are the most commonly used. The use of current hormonal therapies to suppress estrogen production causes an initial estrogen surge in women. Lupron Depot, Zoladex and other drugs that act in a similar way include FDA mandated drug product labels warning against the adverse effects associated with an estrogen surge. These labels can include warnings for the worsening in the signs and symptoms of endometriosis, which include pain, cramping and excessive bleeding, the risk of tumor flare in breast cancer and the development of ovarian cysts. Our initial studies show that abarelix-depot-F causes a more rapid reduction of estrogen levels and associated relief of pain compared to Lupron Depot, without the estrogen surge.

    ABARELIX-DEPOT-F CLINICAL STUDIES. To date, we have completed a phase I/II study of 40 women with confirmed endometriosis using abarelix-depot-F and are conducting a phase II/III study of abarelix-depot-F. In these studies, we administered abarelix-depot-F in a once-per-month injection. In the phase I/II study, we compared various doses of abarelix-depot-F to the standard dose of Lupron Depot. Patients receiving Lupron Depot therapy experienced estrogen surges that required several weeks to reach therapeutically low levels. Furthermore, patients receiving Lupron Depot therapy had more frequent episodes of endometriosis-associated menstrual pain during the first month of treatment compared to patients receiving abarelix-depot-F. Patients have tolerated treatment with abarelix-depot-F well in this study. To date, the safety profile for abarelix-depot-F is consistent with the safety profile that we have observed in the clinical studies of abarelix-depot-M that we have described in detail above. As expected, we observed some adverse reactions in patients during our studies of abarelix-depot-F and Lupron Depot, including temporary and reversible irritation at the injection site and temporary and reversible elevation of some liver enzymes.

    The graphs below illustrate the results of patients treated with either abarelix-depot-F at a dose of 120 milligrams or Lupron Depot through four weeks of treatment. In contrast to the Lupron Depot patients, who experienced an estrogen surge following injection and a resulting increase in pelvic area pain associated with menstrual bleeding during the third and fourth weeks of treatment, patients treated with abarelix-depot-F experienced a rapid reduction of estrogen levels without the initial surge, and a rapid elimination of pelvic area pain associated with menstrual bleeding during the third and fourth weeks of treatment.

           ESTROGEN LEVELS AND PELVIC PAIN IN ENDOMETRIOSIS PATIENTS
                 TREATED WITH ABARELIX-DEPOT-F OR LUPRON DEPOT

    [Four Graphs depicting estrogen levels and pelvic pain in endometriosis patients treated with abarelix-depot-F compared to patients treated with Lupron -REGISTERED TRADEMARK- Depot over time.]

    Our phase II/III study, begun in June 1999, compares the safety and efficacy of abarelix-depot-F to Lupron Depot with respect to the ability to provide pain relief and rapid estrogen suppression. This study includes a 24-week treatment period and a 12-month follow-up period. We expect to conduct an interim analysis within the next 12 months after treating approximately 100 patients for 24 weeks.

    ADDITIONAL INDICATIONS FOR ABARELIX

    We believe that abarelix can treat other diseases where hormone reduction is a goal of therapy, including benign prostatic hypertrophy, breast cancer and uterine fibroids. We have not begun clinical trials of abarelix for these diseases.

    An estimated ten million men over the age of 50 in the United States have benign prostatic hypertrophy, symptoms of which include impaired urinary flow and, in the most severe cases, urinary retention. These symptoms are in part related to the fact that the prostate gland continues to enlarge with age. We believe that approximately 25% of patients with this disease could benefit from a reduction in the size of the prostate gland. Based on data from our phase I/II clinical trial of abarelix-depot-M, in which urinary problems in prostate cancer patients were assessed, we believe that abarelix may be useful in treating urinary symptoms associated with diseases of the prostate gland.

    The American Cancer Society estimates that there will be approximately 184,200 newly diagnosed cases of, and 41,200 deaths from, female breast cancer in the United States in 2000. Approximately one-third of all newly diagnosed patients are pre-menopausal, and in many of these cases, estrogen stimulates the growth of the breast cancer. Studies of patients taking current hormonal therapies, such as Zoladex, suggest that these therapies are beneficial due to their ability to suppress estrogen. The FDA has approved the marketing of Zoladex for this use. We believe abarelix has the potential to treat female breast cancer and reduce estrogen levels rapidly and without an estrogen surge.

    Other conditions in which hormone reduction is an accepted goal of therapy include uterine fibroids, polycystic ovarian disease, infertility and precocious puberty. Approximately ten million women in the United States suffer from uterine fibroids, which are benign enlargements of the uterus. In addition, an estimated three million women in the United States suffer from polycystic ovarian disease, a disease characterized by excessive hormonal production caused by ovarian cysts.

  LATRANAL

    We are developing Latranal, a drug preparation applied to the skin over an area of local muscle or tendon pain for pain relief. Pain, whether associated with injury, illnesses or the general aging process, remains one of the most serious and poorly treated afflictions. Worldwide, consumers spend approximately $9.5 billion annually on all medications for pain management. The cost of pain related issues to society is significant. For example, in the United States, back pain is the single largest reason for lost days of work. The needs of pain sufferers, especially those suffering from chronic pain conditions, are generally poorly met. We estimate that there are several million individuals suffering from chronic pain in the United States who are experiencing minimal to no relief from currently available treatment options, including prescription pain medications.

    Latranal is our proprietary topical formulation made from two generically available compounds. Both of these compounds have been in use as oral formulations for extended periods of time and have demonstrated acceptable safety profiles. One of these compounds affects nerve action and the other has muscle relaxant properties. Pharmaceutical Applications Associates discovered that the combination of these two compounds, when applied to the skin, may result in pain relief. To date, the clinical observations by Pharmaceutical Applications Associates of over 100 patients suggest that relief of acute and chronic muscle and tendon related pain can occur with the use of this drug combination.

    Through a license from Pharmaceutical Applications Associates, we obtained rights to the patents filed on this drug formulation and its use as a treatment for pain.

    An academic investigator filed an investigator-sponsored investigational new drug application with the FDA in July of 1999 for Latranal. Following the request by the FDA for standard preclinical toxicology studies, ownership of the application was transferred to us. We are conducting the preclinical toxicology studies that the FDA requested. Following the satisfactory completion of these studies, we intend to initiate a phase I clinical trial for Latranal during 2000.

  APAN

    We are developing Apan for the treatment of Alzheimer's Disease. Alzheimer's Disease affects an estimated four million people in the United States according to a 1998 report issued by the National Institute of Aging. According to the Alzheimer's Association, Alzheimer's Disease is expected to become increasingly prevalent as the population ages. Current therapies provide temporary relief for some of the symptoms of Alzheimer's Disease, but do not affect the progression of the disease itself.

    The hallmark of Alzheimer's Disease is the accumulation of plaque-like deposits in brain tissue. A major component of this plaque is a small peptide called beta-amyloid. Over the past several years, a large body of clinical, biochemical and genetic evidence has emerged indicating that the aggregation of beta-amyloid peptide is the underlying cause of Alzheimer's Disease. This body of evidence has led to the widely held theory that when single beta-amyloid molecules aggregate they become toxic to nerve cells, and that this toxicity leads to the development and progression of Alzheimer's Disease. We used our LEAP technology to select Apan to interfere with this aggregation process.

    We have shown that Apan specifically inhibits the aggregation of beta-amyloid and its associated nerve cell toxicity in preclinical experiments. In addition, we have shown in rats and mice that Apan reaches the brain in quantities that we believe are sufficient to block the aggregation of beta-amyloid molecules and alter the course of the disease.

    Apan is currently undergoing good laboratory practice toxicology studies to support our investigational new drug application. We anticipate filing an application for Apan in 2000 and initiating a phase I clinical trial within the next 12 months.

OUR TECHNOLOGY

    We developed our technology to overcome the limitations of existing drug discovery methods. We envisioned a technology that combines the biological selection of natural peptide molecules, also known as ligands, which can come either from natural genes or large pools of synthetic genes known as gene libraries, with a chemical modification process that gives peptides the pharmacological properties of useful drugs.

  LEAP

    Our proprietary method for discovering drugs is based on a unique system that combines the power and diversity of biological selection with the favorable drug-like properties added using medicinal chemistry. We call this process Ligand Evolution to Active Pharmaceuticals, or LEAP. We believe LEAP is superior to traditional methods of drug discovery that are limited by the number of compounds that the traditional methods can make and test mechanically. In a typical LEAP selection process, we can examine more than a trillion molecules in a few months. By contrast, conventional screening and medicinal chemistry permit the examination of fewer than one million molecules with equivalent resources and require more time.

    As in the case of abarelix, LEAP allows us to take a peptide encoded in the human genome and convert that peptide into a drug. GnRH is a natural peptide that binds to its receptor target and triggers a biological response. We used LEAP to convert GnRH into abarelix, a drug that binds to the same receptor target but blocks the biological response.

    If a ligand from the human genome is not available, we can select one encoded in a synthetic gene library using a process we call biological evolution. This process involves the natural selection of the best ligand from a pool containing billions of natural peptides in a biological system. We can carry out this process in repeated cycles, selecting ligands based on their functions. We then modify the selected ligand using a unique process that we call chemical evolution. Chemical evolution is powerful because we can make pools of thousands of diverse molecules based on the structure of the selected ligand and composed of synthetic building blocks. We then select the best molecules from these pools and identify them through our unique application of the technology called mass spectrometry. These molecules can behave like drugs because they bind to their target like natural peptides and have the characteristics of an effective drug.

  DRUG DELIVERY TECHNOLOGY

    We can further enhance the clinical utility of our drug candidates by formulating the drugs with our proprietary sustained release technology, Rel-Ease. For example, using Rel-Ease technology, we are able to make abarelix in such a way that a physician only needs to administer it once-per-month, because Rel-Ease continuously releases the drug in the body over the next
30 days. In many cases, infrequent injections of a drug in a sustained release formulation are more desirable than oral administration due to patient compliance, convenience or reimbursement issues. We have formulated a broad spectrum of molecules with Rel-Ease technology and believe that we can use this technology to produce sustained release formulations of drugs discovered and developed in our other disease programs.

  PROVID RESEARCH

    While we have already demonstrated the clinical utility of LEAP in our abarelix program, we also have other powerful technologies that can enhance the value of modified peptides. We established the Provid Research division to further extend our drug development technologies. Provid's approach to drug discovery uses the potential of medicinal chemistry and structure-based design to improve the features of peptides and optimize molecular interactions. This process facilitates the modification of peptides into small molecules with enhanced drug-like properties.

  MASTRSCREEN

    MASTRscreen is our proprietary, rapid and efficient screening procedure that identifies and evaluates ligands for the most successful class of drug targets, known as G-protein coupled receptors. The GnRH receptor is a member of this class of receptors. We developed MASTRscreen in connection with our abarelix program and it was instrumental in the selection of abarelix from pools of modified peptides. MASTRscreen is useful because of its sensitivity to low concentrations of screened material, easily measurable endpoints and adaptability to various screening systems.

  ALZHEIMER'S DISEASE DRUG TESTS

    Our proprietary procedures for testing beta-amyloid aggregation measure the aggregation of beta-amyloid and the ability of candidate molecules to prevent the aggregation process. We used these testing procedures in the identification of Apan. In addition, these testing procedures formed the basis of our collaboration with Boehringer, which was aimed at developing orally administered drugs to treat Alzheimer's Disease.

RESEARCH AND DEVELOPMENT

    As of December 31, 1999, we had a total of 76 employees dedicated to research and development for abarelix and our other products. In 1998, we established the Provid Research division to further extend our drug development technologies. Our Provid Research division currently has 14 employees. We have spent substantial funds over the past three years to develop abarelix and our other potential drug candidates and expect to continue to do so in the future. We spent approximately $15.0 million in 1997, $33.7 million in 1998 and $48.8 million in 1999 on research and development activities.

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
CORPORATE COLLABORATIONS

  AMGEN INC.

    Effective March 1999, we entered into an agreement with Amgen for the research, development and commercialization of abarelix products in the United States, Canada, Japan and other countries the Sanofi-Synthelabo collaboration does not cover. Under the terms of the Amgen agreement:

    - We could receive from Amgen up to $25.0 million in signing and performance-based payments. We have received $10.0 million to date, representing the minimum amount payable under the Amgen agreement. We are recognizing this amount as revenue over the period through December 2001, during which time we are obligated to participate on a continuing and substantial basis in the research, development and manufacturing process development of abarelix products. The remaining $15.0 million is payable upon FDA approval of an NDA relating to abarelix.

    - Amgen will pay the first $175.0 million of all authorized costs and expenses associated with the research, development and commercialization of abarelix products in the United States. Following these expenditures, in general we will share with Amgen all subsequent United States research and development costs for abarelix products through the launch period and we will reimburse Amgen for a share of costs associated with establishing a sales and marketing infrastructure in the United States. In general, we will receive a transfer price and royalty based on a sharing of the resulting profits on sales of abarelix products in the United States.

    - All program expenses in Amgen's licensed territory outside the United States will be borne by Amgen, and we will receive a royalty on net sales of abarelix products in those territories.

    - Amgen will provide us with a line of credit not to exceed $150.0 million through 2002. Under the line of credit, subject to various conditions each year, we are permitted to draw down a maximum of $25.0 million in 2000, $75.0 million in 2001, and in 2002, the remaining balance of the line of credit available after all previous drawdowns. For each drawdown in 2002, we must demonstrate a cash flow need reasonably acceptable to Amgen and meet various other specified conditions, including conditions relating to the commercial sale of abarelix. The loan will be interest-bearing, secured by receivables relating to the abarelix products and must be repaid by 2008.

    In 1999, we recognized $56.8 million of revenues under the Amgen agreement.

    We have granted Amgen exclusive manufacturing and commercialization rights for abarelix products for all indications in the licensed territories. Initially, we are responsible for supplying Amgen with its requirements for abarelix products in the licensed territory. We are transferring manufacturing responsibility to Amgen and expect the transfer to be complete later this year. In addition, we are transferring the final decision making authority for the abarelix endometriosis indication to Amgen later this year.

    The agreement terminates when the last patent right included in the abarelix technology expires. Following the expiration of the agreement, Amgen will have a fully paid, compensation free, perpetual, exclusive license under the abarelix technology to manufacture and commercialize the abarelix products resulting from the collaboration in the licensed territory. We or Amgen may terminate the agreement for material breach by the other. Amgen may also terminate the agreement on 90 days notice or if the results of any clinical trial of abarelix materially harms its commercial prospects. If Amgen terminates the agreement for material breach by us, then Amgen retains all licenses granted under the agreement, subject to continued payment to us of all costs and royalty payments due under the agreement.

  SANOFI-SYNTHELABO

    In May 1997, we entered into a license agreement with Sanofi-Synthelabo, one of the largest pharmaceutical companies in Europe with a significant urological franchise, for the development and commercialization of abarelix products in specific territories including Europe, Latin America, the Middle East and various countries in Africa.

    Sanofi-Synthelabo agreed to pay us up to $64.6 million in signing and performance-based payments, approximately $5.0 million of the costs and expenses for the development in the United States of abarelix products for prostate cancer, and approximately 25% of all United States costs and expenses for the development of abarelix products for endometriosis and uterine fibroids and any other products approved by a joint development committee. Of the $64.6 million, we are recognizing the $4.7 million initial payment over the period through December 2001, which is the period during which we are obligated to participate on a continuing and substantial basis in the research, development and manufacturing process development of abarelix products. If we choose to develop abarelix products for additional applications that the joint development committee does not approve, we must carry out development activities for those additional applications at our own expense. If the joint development committee subsequently approves the additional application that we are developing independently, we and Sanofi-Synthelabo will share equally the overall costs and expenses for the program. Sanofi-Synthelabo will pay all costs and expenses associated with obtaining regulatory approvals in their territory for any products approved by the joint development committee. To date, we have received a total of $30.3 million under the agreement. In addition, in connection with the agreement, Sanofi-Synthelabo purchased $10.0 million of common stock and warrants to purchase common stock.

    Under the agreement, Sanofi-Synthelabo has co-development rights with us, and exclusive marketing and distribution rights, for abarelix products for all indications in the licensed territories. We retain manufacturing rights and must supply Sanofi-Synthelabo with abarelix products in the licensed territories. Sanofi-Synthelabo pays us a transfer price for abarelix products that varies based on sales price and sales volumes.

    The agreement expires, and the licenses we granted to Sanofi-Synthelabo become fully paid, perpetual and royalty free, on a country by country basis, when the last patent licensed in that country expires. If no licensed patents cover an abarelix product in the country, the license becomes fully paid up, perpetual and royalty free, ten years after the date of regulatory approval for the marketing and sale of the abarelix product in that country.

    We or Sanofi-Synthelabo may terminate the agreement for material breach by the other. If Sanofi-Synthelabo terminates the agreement for material breach or default by us, other than a breach of our supply obligations, the license granted to Sanofi-Synthelabo would become fully paid, perpetual and royalty free and Sanofi-Synthelabo would have a fully paid, perpetual and royalty free license of all manufacturing protocols, know-how and related information and data necessary to enable it to develop and make licensed products in the licensed territory from and after the effective date of the termination. Sanofi-Synthelabo also may terminate the agreement as to an abarelix product for the treatment of a particular disease in any country within the licensed territories if the results of clinical trials of the product for that disease in that country materially impair the product's commercial prospects for that disease application. In addition, Sanofi-Synthelabo may terminate if annual sales in that country of a competitor's product containing the same GnRH antagonist as the abarelix product in a delivery system exceeds more than a specified percentage of annual sales of the abarelix product in that country. Sanofi-Synthelabo also may terminate the agreement within nine months after first becoming aware of any of various specified adverse circumstances or events relating to the patentability of abarelix products or the Rel-Ease formulation. The right to terminate in this situation includes a reasonable determination by Sanofi-Synthelabo that it is not reasonably likely that a European patent will issue covering abarelix or Rel-Ease.

  HUMAN GENOME SCIENCES

    In January 2000, we entered into an agreement with Human Genome Sciences for the discovery, development and commercialization of compounds targeted to two proprietary genomic targets that Human Genome Sciences has identified. Under the agreement, we will use LEAP to make drugs targeted to these molecules. We will jointly develop clinical drug candidates with Human Genome Sciences on an equal cost and profit sharing basis, unless a pre-existing option that Human Genome Sciences granted to SmithKline Beecham applies to the drug candidate and SmithKline Beecham exercises the option. In that case, or if we so elect as to a drug candidate as to which the SmithKline Beecham option does not apply or has not been exercised, we will have no obligation to participate in any development costs, and we will be entitled to royalties and performance-based payments instead of a profit share. If, instead of an equal share of profits, we are entitled to royalties and performance-based payments, the performance-based payments would be payable upon occurrence of specified regulatory approval related events; the obligation to pay us royalties would terminate on a country by country and product by product basis on the later of the expiration of the last applicable licensed patent in that country or ten years after the first country-wide launch of the product in that country. We cannot assure you as to whether or when any drug candidate will be identified and successfully developed and commercialized under the agreement and, accordingly, we cannot predict the potential value, if any, of the agreement to us.

  BOEHRINGER INGELHEIM INTERNATIONAL GMBH

    In August 1996, we entered into a collaboration and license agreement with Boehringer. Under the agreement, we used various proprietary procedures to screen compounds that Boehringer supplied to us for beta-amyloid aggregation inhibition activity, and received screening services payments totaling
$5.4 million. The screening portion of the collaboration ended in August 1998. Boehringer would be responsible for all development, marketing and other costs for, and we would be entitled to receive royalties on net sales of, any product containing any Boehringer compound which we screened, if Boehringer develops and commercializes the product. We are not aware of any ongoing program of Boehringer to develop or commercialize a compound that would entitle us to royalties and we cannot predict the potential value, if any, of our royalty entitlement under the agreement.

  ROCHE PRODUCTS INC.

    In August 1997 and June 1998, we granted Roche exclusive co-development rights with us, and exclusive marketing rights, for abarelix products outside of the Sanofi-Synthelabo territory. In December 1998, we and Roche mutually terminated the agreement. Prior to termination, we received $16.0 million in signing and performance-based payments and approximately $12.2 million in cost sharing payments from Roche. Roche retains no rights of any kind to abarelix or any abarelix product.

TECHNOLOGY LICENSES

  PHARMACEUTICAL APPLICATIONS ASSOCIATES

    In April 1999, we entered into a license agreement with Pharmaceutical Applications Associates. Under the agreement, we have exclusive worldwide rights to develop and commercialize Latranal for the treatment of acute and chronic muscle and tendon related pain. Under the agreement, we will pay for all costs associated with the development and commercialization of Latranal, and will pay a $50,000 fee if we proceed with a second clinical efficacy study. We pay a royalty on net sales of Latranal products to Pharmaceutical Applications Associates. The license agreement remains in effect until the later of ten years or the date the last licensed patent expires. We have the right to terminate the agreement at any time.

  INDIANA UNIVERSITY FOUNDATION

    In October 1996, we entered into a license agreement with Indiana University Foundation. We and Indiana University Foundation amended the license in June 1998 and Indiana University Foundation assigned it to Indiana University's Advanced Research and Technology Institutes, Inc. Under the agreement, we have an exclusive worldwide license under patent applications, future patents and technology of Indiana University Foundation relating to GnRH antagonist compounds, including abarelix and methods of use for abarelix. We have paid non-refundable fees of $305,000 and a performance-based payment of $250,000 under this agreement. We have agreed to make performance-based payments of up to an additional $4.0 million, and to pay royalties on our net sales of products covered by the license grant. The license agreement remains in effect until the last licensed patent expires. Expiration of the license will not preclude us from continuing to develop and market the licensed products and use the licensed technology. We must request a continuation of the license and Advanced Research and Technology may not unreasonably withhold its consent. We can terminate the agreement at any time upon 90 days notice. Advanced Research and Technology may terminate upon 90 days notice if we materially breach the agreement or fail to make required payments.

  MASSACHUSETTS INSTITUTE OF TECHNOLOGY

    In December 1993, in connection with our initial financing, we entered into a license agreement with the Massachusetts Institute of Technology. Under this agreement, MIT granted us an exclusive worldwide license under specified technology and related patent rights regarding biological screening techniques and related methodologies developed at MIT by Malcolm L. Gefter, Ph.D. and another founder of our company. In the agreement, MIT acknowledged that it has no rights with respect to any intellectual property generated by us, including any and all enhancements, modifications or additions regarding the licensed technology or any product or process covered by the licensed future patents.

MANUFACTURING

    We generally manufacture the drug supply required to support our preclinical studies in-house. External contractors provide all of our clinical supplies and manufacture them in accordance with FDA and European regulations. We have long-term contracts with third-party manufacturers for the commercial manufacture of abarelix products. We have a supply agreement with each of UCB Bioproducts S.A., Salsbury Chemicals, Inc. and Oread Pharmaceuticals Manufacturing, Inc. We currently are seeking alternative supply arrangements to replace Oread.

    Under the UCB Bioproducts agreement, UCB has agreed to supply us with commercial volumes of abarelix compound and we have committed to purchase
$56.0 million of pharmaceutical grade peptide between February 1999 and February 2001. As of December 31, 1999, we had purchased approximately
$25.5 million of peptide. In addition, under the Salsbury agreement, Salsbury has agreed to supply us with the commercial depot formulations. We contributed approximately $6.0 million toward Salsbury's construction and outfitting of a dedicated manufacturing facility, to which we will retain manufacturing process rights.

    Under the Oread agreement, Oread agreed to supply us with abarelix-depot products in finished vials. Oread has advised us that its lease for possession and use of the facility where it has conducted its manufacturing operations pursuant to its agreement with us has been terminated, effective June 30, 2000, that it will be unable to continue operations in the leased premises and that it must terminate its agreement with us. Based on this and our discussions with Oread, we do not believe that Oread will be able to continue to meet its obligations under its agreement with us. Accordingly, we will need to make alternative supply arrangements for this step in the manufacture of abarelix-depot-M. We own the key equipment used in this step, and intend to make it available for use by a substitute manufacturer if that will facilitate a prompt transition of supply responsibilities. However, we cannot assure you that we will be able to obtain an alternative supply arrangement in a timely manner or on acceptable terms, if at all. If we are unable to replace Oread in a timely manner, regulatory approval and commercialization of abarelix-depot-M could be delayed, possibly materially. Moreover, even if we are able to enter into acceptable alternative supply arrangements in a timely manner, the use of a different manufacturer may require us to undergo additional regulatory review and compliance procedures which could result in additional expenses and delay the commercialization of abarelix-depot-M.

    In order to effect a favorable pricing environment, we have secured a second source of supply of abarelix compound. We also intend to secure a second source for abarelix-depot products and, as noted above in the immediately preceding paragraph, abarelix-depot products in finished vials.

    If we fail to meet our manufacturing and supply obligations, Amgen or Sanofi-Synthelabo may assume manufacturing responsibility under each company's agreement with us. If this occurs, we must pay Sanofi-Synthelabo its incremental costs of assuming manufacturing responsibility. We are transferring manufacturing responsibility to Amgen and expect the transfer to be complete later this year.

PATENTS AND PROPRIETARY RIGHTS

    Proprietary protection for our products, technology and processes is essential to our business. We seek proprietary protection predominantly in the form of patents on our products and the processes which we use to discover them. With respect to a particular product, we seek patent protection on the compound itself, its commercial formulation, its range of applications and its production. Where possible, we also seek patent coverage that could prevent the marketing of, or restrict the commercial threat of, competitive products.

    We have seven United States patents and an exclusive license to one United States patent. These patents have expiration dates from 2012 through 2017. In addition, as of January 20, 2000, we had filed or held exclusive licenses to 34 United States patent applications, as well as 80 related foreign patent applications, including both Patent Cooperation Treaty filings and national filings. We also have non-exclusive licenses to four United States patents and four issued foreign patents, and related United States and foreign applications, directed to technologies embodied in LEAP.

    In particular, we have United States patents that cover both the abarelix compound and the sustained release formulation enabling its once-per-month administration. We also have a patent covering the use of abarelix and any other GnRH antagonist in a variety of therapeutic settings, including in combination with surgery or radiation therapy. We intend to file additional United States and foreign patent applications, where appropriate, relating to new product discoveries or improvements.

    We also rely on trade secrets, know-how and continuing technological advances to protect various aspects of our core technology. We require our employees, consultants and scientific collaborators to execute confidentiality and invention assignment agreements with us to maintain the confidentiality of our trade secrets and proprietary information. Our confidentiality agreements generally provide that the employee, consultant or scientific collaborator will not disclose our confidential information to third parties, compete with us or solicit our employees during the course of their employment with us. When appropriate, these agreements also provide that inventions conceived by the employee, consultant or scientific collaborator in the course of working for us will be our exclusive property. Additionally, our employees also agree not to compete with us or solicit our employees for one year following termination of their employment with us.

COMPETITION

    A biotechnology company such as ours must keep pace with rapid technological change and faces intense competition. Many companies, both public and private, including large pharmaceutical companies, chemical companies and biotechnology companies, develop products or technologies competitive with our products or technologies. In addition, academic, government and industry-based research is intense, resulting in considerable competition in obtaining qualified research personnel, submitting patent filings for protection of intellectual property rights and establishing strategic corporate alliances.

    Each of our potential products in research or development will face competition from other products. If approved for marketing and sale, our products will compete with numerous established or newly introduced products on the market, including:

    - Lupron Depot, Zoladex and other pharmaceuticals approved and marketed for the treatment of hormonally responsive prostate cancer or endometriosis in the United States and Europe; and

    - Cetrotide, manufactured by ASTA Medica, and Antagon, manufactured by Organon, approved GnRH antagonists for use in infertility that are only available as daily injectable formulations.

    For each of our products, we will face increasing competition from generic formulations of existing drugs whose active components are no longer covered by patents. Specifically, we are aware of various formulations of leuprorelin, the active ingredient of Lupron Depot, including Viadur, manufactured by Crescendo, which the FDA has recently granted marketing approval.

    We believe that our product candidates will compete favorably in the market with these and other products on the basis of a combination of superior efficacy, decreased side effects and overall cost-benefit considerations.

GOVERNMENT REGULATION

    The manufacture and marketing of pharmaceutical products and our ongoing research and development activities in the United States require the approval of numerous governmental authorities, including the FDA. We also must obtain similar approvals from comparable agencies in most foreign countries. The FDA has established mandatory procedures and safety standards which apply to the preclinical testing and clinical trials, as well as to the manufacture and marketing, of pharmaceutical products. State, local and other authorities also regulate pharmaceutical manufacturing facilities.

    As an initial step in the FDA regulatory approval process, an applicant typically conducts preclinical studies in animals to assess a drug's efficacy and to identify potential safety problems. An applicant must conduct specified preclinical laboratory and animal studies in compliance with the FDA's good laboratory practice regulations. An applicant must submit the results of these studies to the FDA as part of an investigational new drug application, which must receive clearance from the FDA before proposed clinical testing can begin. We can make no assurance that our submission of an investigational new drug application will result in FDA authorization to conduct a clinical trial.

    Clinical testing must meet requirements for Institutional Review Board oversight and informed consent, as well as FDA prior review, oversight and good clinical practice requirements. Typically, clinical testing involves a three-phase process. Phase I clinical trials involve a small number of subjects and are designed to provide information about both product safety and the expected dose of the drug. Phase II clinical trials generally provide additional information on dosing and safety in a limited patient population. Occasionally, phase II trials may provide preliminary evidence of product efficacy. Phase III clinical trials are large-scale, well-controlled studies. The goal of Phase III clinical trials generally is to provide statistically valid proof of efficacy as well as safety in the target patient population. The company performing the preclinical testing and clinical trials of a pharmaceutical product then submits the results to the FDA in the form of an NDA, for approval to commence commercial sales. Preparing NDA applications involves considerable data collection, verification, analysis and expense. In responding to an NDA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria. After approval for the initial indications, further clinical trials would be necessary to gain approval for the use of the product for any additional diseases.

    Among the conditions for NDA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform on an ongoing basis with good manufacturing practices. In complying with good manufacturing practices, manufacturers must continue to spend time, money and effort in the areas of production and quality control to ensure full technical compliance. Manufacturing facilities are subject to periodic inspections by the FDA.

    The FDA must grant approval of our products, which involves a review of the manufacturing processes and facilities used to produce these products before we can market these products in the United States. The process of obtaining approvals from the FDA can be costly, time consuming and subject to unanticipated delays. The FDA may refuse to approve an application if it believes the product does not meet applicable regulatory criteria. The FDA also may require additional testing for safety and efficacy of the drug. If the FDA grants approval of a drug product, the approval will be limited to specific indications.

    If we receive marketing approval, we must comply with FDA requirements for manufacturing, labeling, advertising, record keeping and reporting of adverse experiences and other information. In addition, we must comply with federal and state anti-kickback and other health care fraud and abuse laws that pertain to the marketing of drugs. For all drugs, failure to comply with applicable regulatory requirements after obtaining regulatory approval could, among other things result in suspension of regulatory approval, as well as possible recalls, product seizures, injunctions and civil and criminal sanctions.

    In addition to regulations enforced by the FDA, we also are subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including chemicals, micro-organisms and various radioactive compounds used in connection with our research and development activities. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, we cannot assure you that accidental contamination or injury from these materials will not occur. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on our capital expenditures or our competitive position. However, we cannot accurately predict the extent of government regulation, and the cost, and effect thereof on our competitive position, which might result from any legislative or administrative action.

    Additionally, we may have to obtain approval of a product from comparable regulatory authorities in foreign countries prior to the commencement of marketing of the product in those countries. The approval procedure varies among countries, may involve additional testing and the time required may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which could be time consuming and expensive. Thus, substantial delays could occur in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. We expect to rely on corporate partners and licensees, along with our expertise, to obtain governmental approval in foreign countries of drug formulations utilizing our drug candidates. Under the Sanofi-Synthelabo agreement, Sanofi-Synthelabo is responsible for filing and obtaining necessary governmental marketing reimbursement and pricing approvals for any abarelix product in each country in the Sanofi-Synthelabo territory where the abarelix product will be commercialized under the agreement.

PRODUCT LIABILITY INSURANCE

    We maintain product liability insurance for clinical trials in the amount of $15.0 million per occurrence and $15.0 million in the aggregate. We intend to expand our insurance coverage to include the manufacture, marketing and sale of commercial products if marketing approval is obtained for products in development. However, insurance coverage is becoming increasingly expensive, and we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. In addition, we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. A successful product liability claim or series of claims brought against us could result in substantial setbacks for our business.

EMPLOYEES

    As of December 31, 1999, we had 94 full-time employees, 80 of whom were employed at our headquarters in Cambridge, Massachusetts and 14 of whom were employed with our Provid Research division at our facility in Piscataway, New Jersey. We also employ consultants and independent contractors on a regular basis to assist in the development of our products. None of our employees are party to a collective bargaining agreement. We believe our relationship with our employees is good.

FACILITIES

    Our headquarters and primary research facilities are located in Cambridge, Massachusetts, where we lease and occupy a total of approximately 25,000 square feet. The lease for these facilities expires in September 2004. In August 1998, we executed a lease for a total of approximately 15,000 square feet of space in Piscataway, New Jersey for the operations of our Provid Research division. The lease for this facility expires in 2008.

    In January 2000, we signed an agreement to purchase a building of approximately 175,000 square feet located in the western suburbs of Boston, Massachusetts. We expect to complete the acquisition of this facility in June 2000 and, following additional laboratory and office improvements, to occupy the new facility by the end of 2000. We intend to occupy approximately 100,000 square feet at this facility and expect to lease a portion of the remaining space for at least the next five years, although we have not yet found a tenant. We expect to vacate and sublease our current Cambridge, Massachusetts premises upon our move to the new facility. Upon completion of our new facility, we believe that our facilities will be adequate for at least the next seven years and that we will be able to obtain additional space as needed on commercially reasonable terms.

LEGAL PROCEEDINGS

    We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

    The following table shows information about our executive officers, directors and other officers as of the date of this prospectus:

              NAME                   AGE                            POSITION(S)
--------------------------------   --------   --------------------------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS

Malcolm L. Gefter, Ph.D.........      58      Chairman of the Board, Chief Executive Officer and
                                              President

Kevin F. McLaughlin.............      43      Chief Financial Officer, Senior Vice President,
                                              Treasurer and Secretary

Marc B. Garnick, M.D............      53      Executive Vice President and Chief Medical Officer

Dean A. Falb, Ph.D..............      39      Senior Vice President, Research

Larry D. Altstiel, M.D., Ph.D...      50      Senior Vice President, Clinical Development

G. Leonard Baker, Jr............      57      Director

William Laverack, Jr............      43      Director

Henry F. McCance................      57      Director

David B. Sharrock...............      63      Director

Damion E. Wicker, M.D...........      39      Director

Albert L. Zesiger...............      71      Director

OTHER OFFICERS

Nicholas P. Barker, Ph.D........      44      Vice President, Development

Lena M. Bergfors................      53      Vice President, Human Resources

William L. Kubasek, Ph.D........      40      Senior Director of Project Management

Paul M. Martha, M.D.............      46      Vice President, Endocrinology

Gary L. Olson, Ph.D.............      55      Senior Vice President, Chemistry Research and
                                              Development and President of Provid Research division

Marc A. Silver..................      42      Vice President, Corporate Development

Janice M. Swirski...............      38      Vice President, Operations

    Messrs. Baker, Laverack and Wicker are members of our audit committee. Messrs. McCance, Sharrock and Zesiger are members of our compensation committee.

    MALCOLM L. GEFTER, PH.D. is our founder and has served as a director since July 1993, as Chairman of the Board since February 1994, as our Chief Executive Officer since July 1996 and as our President since July 1998. From July 1993 to July 1998, Dr. Gefter was our Treasurer. Dr. Gefter has been a Professor of Biology at MIT and is now professor emeritus. He has authored more than 200 original scientific papers. Dr. Gefter was a founder of ImmuLogic Pharmaceutical Corporation, and from 1987 to March 1997, served as Chairman of the Board of Directors at ImmuLogic. Dr. Gefter received his B.S. in Chemistry from the University of Maryland and his Ph.D. in Molecular Biology from Albert Einstein College of Medicine.

    KEVIN F. MCLAUGHLIN has been our Chief Financial Officer since joining us in September 1996. Since January 1997, he has also been our Secretary and since July 1998, he has been a Senior Vice President and our Treasurer. From
September 1996 to July 1998, Mr. McLaughlin was one of our Vice Presidents. From March 1996 to August 1996, he was Vice President and Chief Financial Officer of Advanced Techcom, Inc., a privately-held communications company. From 1980 to 1996, he held senior level financial positions at Computervision Corporation and its predecessor Prime Computer, Inc., including Vice President, Treasurer and Director of Corporate Planning, where he was directly involved with financial, accounting and investor relations management, as well as public and private financing. Mr. McLaughlin received his B.S. in Accounting from Northeastern University and his MBA from Babson College.

    MARC B. GARNICK, M.D. joined us in April 1994 as Executive Vice President and Chief Medical Officer. From 1987 to 1994, he was Vice President, Clinical Development at Genetics Institute, Inc., a biotechnology company. Dr. Garnick was a leader in the clinical development of Lupron as a treatment for hormonally responsive prostate cancer. He is on the faculty of the Harvard Medical School as a clinical professor of medicine and maintains a clinical practice at the Beth Israel Deaconess Medical Center, a teaching hospital of the Harvard Medical School. Dr. Garnick has written over 300 papers, four books and numerous articles. Dr. Garnick received his A.B. in Biology from Bowdoin College and his M.D. from the University of Pennsylvania School of Medicine. Dr. Garnick also is a director of Genome Therapeutics Corporation.

    DEAN A. FALB, PH.D. joined us in January 1998 as Senior Vice President, Research. Dr. Falb was a founding employee of Millennium Pharmaceuticals, Inc., a biotechnology company formed in 1993, and was responsible for establishing its genomics program in cardiovascular diseases. At Millennium, he held the position of Director of Cardiovascular Diseases and served on the Millennium/Eli Lilly Joint Management Team. Prior to joining Millennium, Dr. Falb was a scientist at ImmuLogic. Dr. Falb received his B.S. in Chemistry from Purdue University and his Ph.D. in Biochemistry and Molecular Biology from Harvard University.

    LARRY D. ALTSTIEL, M.D., PH.D. joined us in March 2000 as Senior Vice President, Clinical. From January 1995 to March 2000, Dr. Altstiel was the Senior Clinical Research Physician and Group Leader for Neurodegenerative Diseases, focusing on Alzheimer's Disease, at Eli Lilly & Sons. From July 1988 to December 1994, Dr. Altstiel was an attending physician at The Mount Sinai Medical Center. During that time, Dr. Altstiel also served as the Director of the Division of Behavioral Neurology at the Bronx Veterans' Administration Medical Center and as a consulting physician at The Mount Sinai Alzheimer's Disease Research Center. Dr. Altstiel received his B.S. from the University of Illinois, his Ph.D. from Rockefeller University and his M.D. from the University of Miami Medical School.

    G. LEONARD BAKER, JR. has served as a member of our board of directors since March 1994. Since 1974, Mr. Baker has been a Managing Director or General Partner of Sutter Hill Ventures, a venture capital firm. Mr. Baker also is a director of ThermaWave Inc. and a number of private companies.

    WILLIAM LAVERACK, JR. has served as a member of our board of directors since December 1993. Since 1993, Mr. Laverack has been a General Partner of J.H. Whitney & Co., a private investment firm. From 1991 to 1993, Mr. Laverack was employed at Gleacher & Co., Inc. and from 1985 to 1991, Mr. Laverack was employed at Morgan Stanley & Co. Incorporated, each of which are investment banking firms. Mr. Laverack also is a director of Steel Dynamics, Inc. and a number of private companies.

    HENRY F. MCCANCE has served as a member of our board of directors since December 1993. Mr. McCance has been employed at Greylock Management Corporation, a private venture capital group, since 1969, where he has been Treasurer since 1969, President since 1990 and Chairman of the Board since 1997. Mr. McCance is a general partner of several venture capital funds affiliated with Greylock.
Mr. McCance also is a director of Peritus Software Services, Inc.

    DAVID B. SHARROCK has served as a member of our board of directors since February 1994. Since 1994, Mr. Sharrock has been a privately employed business consultant. From 1990 to 1994, Mr. Sharrock was Executive Vice President and Chief Operating Officer of Marion Merrell Dow Inc. and from 1988 to 1989, he was President and Chief Operating Officer of Merrell Dow Pharmaceuticals, Inc.
Mr. Sharrock also serves as a director of Broadwing Inc., Interneuron Pharmaceuticals, Inc., Intercardia, Inc. and Progenitor, Inc.

    DAMION E. WICKER, M.D. has served as a member of our board of directors since April 1998. Dr. Wicker has been a General Partner of Chase Capital Partners, a private equity and mezzanine capital group, since January 1997 and was a principal of Chase Capital Partners from April 1993 to December 1996. Previously, Dr. Wicker was President of Adams Scientific from July 1991 to December 1992, and, prior to that, held positions with MBW Venture Partners and Alexon, Inc. Dr. Wicker also was a Commonwealth Fund Medical Fellow for the National Institute of Health. He currently is a director of Landec Corporation, V.I. Technologies, Inc. and several privately-held health care companies.

    ALBERT L. ZESIGER has served as a member of our board of directors since July 1996. Mr. Zesinger is a founding Principal of Zesiger Capital Group LLC, a global investment advisory firm started in 1995. Mr. Zesiger previously was with BEA Associates, an investment advisory firm where he started in 1968 and most recently was Managing Director from December 1990 to September 1995. He currently is a director of Durect Corporation, Eos Biotechnology, Inc., Hayes Medical Inc. and Virologic Inc. and is the Co-chair of Asphalt Green, Inc., a non-profit corporation in New York City.

    NICHOLAS P. BARKER, PH.D. joined us in June 1996 as Vice President, Development. From July 1991 to May 1996, Dr. Barker was employed at Rhone-Poulenc Rorer Inc., where from July 1991 until September 1994, he was Director, Pharmaceutical Sciences and thereafter, Worldwide Director, Product Development. He also has held senior level positions with Fisons Pharmaceuticals and Smith, Kline & French (U.K.). Dr. Barker received his Bachelor of Pharmacy from the University of Bath (U.K.) and his Ph.D. in Transdermal Drug Delivery/Pharmaceutics from Nottingham University (U.K.). Dr. Barker is a licensed U.K. pharmacist with membership in the Royal Pharmaceutical Society of Great Britain.

    LENA M. BERGFORS joined us in June 1999 as Vice President, Human Resources. From December 1980 to May 1999, Ms. Bergfors was employed by Serono Laboratories, Inc., the United States affiliate of the Ares-Serono Group. While at Serono, Ms. Bergfors held a variety of positions in human resources, most recently as Director of Human Resources.

    WILLIAM L. KUBASEK, PH.D. joined us in March 1994 as a founding scientist and has served as our Senior Director of Project Management since July 1999. From July 1989 to February 1994, Dr. Kubasek was a research fellow at the Massachusetts General Hospital and the Harvard Medical School. Dr. Kubasek received his B.S. in Biochemistry from the University of California, Davis and his Ph.D. in Molecular Biology from the University of Oregon.

    PAUL M. MARTHA, M.D. joined us in February 1998 as Vice President, Endocrinology. From September 1993 to January 1998, Dr. Martha was employed at Genentech, Inc. in a variety of positions, most recently as Director of Endocrinology. Previously, Dr. Martha was Assistant Professor of Pediatrics and Director and Principal Investigator, Laboratory for Neuroendocrine Research at BayState Medical Center/Tufts University School of Medicine and Tufts New England Medical Center. Dr. Martha received his B.S. in biology from Trinity College and his M.D. from the University of Connecticut School of Medicine.

    GARY L. OLSON, PH.D. joined us in March 1998 as Senior Vice President, Chemistry Research and Development and President of our Provid Research division. From 1971 to February 1998, Dr. Olson held a series of research positions at Hoffmann-La Roche, including Research Director for chemistry in the Inflamation/Autoimmune Diseases and the Oncology departments. Dr. Olson has published over 30 papers in scientific journals and holds 24 United States patents. He is a member of the board of the Residential School on Medicinal Chemistry at Drew University, holds the position of Editor-in-Chief of

DRUG DESIGN AND DISCOVERY and is a member of the editorial boards of several scientific journals. Dr. Olson received his A.B. in Chemistry from Columbia University and his Ph.D. from Stanford University.

    MARC A. SILVER joined us in October 1994. Since September 1996, he has served as Vice President, Corporate Development and from October 1994 to September 1996, as Vice President. From 1992 to 1994, Mr. Silver was Vice President at Harvard Management Corp., an investment management company. Prior to that time, he was involved in the founding and successful development of a number of companies, including Arris Pharmaceutical Corporation, Envirogen, Inc. and TargeTech, Inc. Mr. Silver received his B.S. in Biochemistry from Carnegie Mellon University and his MBA from MIT Sloan School of Management.

    JANICE M. SWIRSKI joined us in May 1998 as Vice President, Operations. From May 1985 to April 1998, Ms. Swirski served in a variety of management positions at TAP Pharmaceuticals Inc., a joint venture between Abbott Laboratories and Takeda Chemical Industries Ltd., involved in Managed Care, Hospital Markets and Sales Training. Her most recent role was as Regional Business Unit Manager for a Lupron Depot and Prevacid Sales Team in the mid-Atlantic Region. Ms. Swirski received her B.S. in Pharmacy from the Massachusetts College of Pharmacy and Allied Health Sciences.

    Under the terms of the amended and restated stockholders agreement dated as of April 30, 1998, as amended, by and among us and some of our stockholders, Messrs. Gefter, Laverack, McCance, Baker and Wicker were designated as directors and were elected to our board of directors. The stockholders agreement provides that we will use our best efforts to cause these individuals or any other persons designated in accordance with the stockholders agreement to be nominated for election and elected as our directors and that the stockholders who are parties to the stockholders agreement will vote their shares in favor of these designees. Upon completion of this offering, these obligations will terminate.

    All of our directors hold office until the first annual meeting of stockholders following this offering and until their successors are duly elected and qualified or their earlier resignation, retirement, disqualification or removal from office. After election at the annual meeting following this offering, the directors will then serve for succeeding terms expiring at each successive annual meeting of stockholders and until they or their successors are duly elected and qualified.

    Our officers serve at the discretion of the board of directors. There are no family relationships among our directors and officers.

BOARD OF DIRECTORS COMMITTEES AND OTHER INFORMATION

    Our board of directors has an audit committee and a compensation committee. The audit committee, currently comprised of Messrs. Baker, Laverack and Wicker, determines our accounting policies and practices and financial reporting and internal control structures, recommends to the board of directors the appointment of independent auditors to audit our financial statements each year and confers with the auditors and our officers for purposes of reviewing our internal controls, accounting practices, financial structure and financial reporting.

    The compensation committee, currently comprised of Messrs. McCance, Sharrock and Zesiger, determines salaries, incentives and other forms of compensation for our executive officers and administers our incentive compensation plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

DIRECTOR COMPENSATION

    Except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors for their services as directors. David B. Sharrock has received $10,000 each year in connection with his services as a member of our board of directors. In addition, in January 1997, we granted to Mr. Sharrock options to purchase 22,500 shares of common stock at an exercise price of $1.60 per share as additional compensation for his services as a director. Mr. Sharrock also received $20,000 during 1997 in connection with a consulting service provided to us during 1997.

    We reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings. Directors also are eligible to receive stock options under our Second Amended and Restated 1995 Stock Plan. In November 1999, we granted each non-employee director options under the 1995 Stock Plan to purchase 30,000 shares of common stock at an exercise price of $7.00 per share for services they performed as directors. Each option grant will vest and become exercisable in equal monthly installments over a three-year period so long as the individual continues to be a member of our board of directors. Albert L. Zesiger subsequently declined this option grant and the shares subject to his grant resumed the status of shares available for grant under the 1995 Stock Plan.

    Upon the closing of this offering, non-employee directors will each receive, to the extent the internal policies of their respective organizations permit, an annual director's fee of $12,000, plus $1,000 for each board meeting.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation earned, including salary, bonuses, stock options and other compensation during the fiscal year ended December 31, 1999 by Malcolm L. Gefter, Ph.D., our Chief Executive Officer, and our three other executive officers whose total annual compensation exceeded $100,000 in 1999. We may refer to these officers as our named executive officers in other parts of this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                                                    ------------
                                                              ANNUAL COMPENSATION    SECURITIES
                                                              -------------------    UNDERLYING
                    NAME AND POSITION(S)                       SALARY     BONUS       OPTIONS
------------------------------------------------------------  --------   --------   ------------
Malcolm L. Gefter, Ph.D.....................................  $297,675   $104,177      153,080(1)
  Chairman of the Board,
  Chief Executive Officer
  and President

Kevin F. McLaughlin.........................................   187,425     32,785      146,970(2)
  Chief Financial Officer,
  Senior Vice President,
  Treasurer and Secretary

Marc B. Garnick, M.D........................................   250,000     26,190       60,780(3)
  Executive Vice President
  and Chief Medical Officer

Dean A. Falb, Ph.D..........................................   168,692         --       70,000
  Senior Vice President,
  Research

------------------------

(1) Includes options to purchase 3,080 shares of common stock granted on January 13, 2000 in connection with a bonus earned in 1999 and excludes options to purchase 10,400 shares of common stock granted on January 6, 1999 in connection with a bonus earned in 1998, in each case awarded under our Executive Management Bonus Plan.

(2) Includes options to purchase 970 shares of common stock granted on January 13, 2000 in connection with a bonus earned in 1999 and excludes options to purchase 2,900 shares of common stock granted January 6, 1999 in connection with a bonus earned in 1998, in each case awarded under our Executive Management Bonus Plan.

(3) Includes options to purchase 780 shares of common stock granted on January 13, 2000 in connection with a bonus earned in 1999 under our Executive Management Bonus Plan.

STOCK OPTION GRANTS

    The following table shows information regarding options we granted to the named executive officers under our 1995 Stock Plan during the year ended December 31, 1999. We have never granted any stock appreciation rights. The maximum term of each option granted is ten years from the date of grant, subject to earlier termination in the event of resignation or termination of employment. The percentage of the total options granted to employees in 1999 shown in the table below is based on options to purchase an aggregate of 2,220,742 shares of common stock granted to our employees, directors and consultants during the year ended December 31, 1999. The exercise price of each option is equal to the fair market value of the common stock on the date of grant as determined by the board of directors.

    The potential realizable values are net of the exercise prices and before taxes associated with the exercise, and we have based them on an initial public offering price of $10.00 per share and the assumption that our common stock appreciates at the annual rate shown from the date of the grant until the expiration of the ten-year option term. We have calculated these numbers based on the rules of the Securities and Exchange Commission and they do not represent our estimate or projection of future common stock prices. The amounts reflected in the table may not necessarily be achieved. The actual amount the executive officer may realize will depend upon the extent to which the stock price exceeds the exercise price of the options on the exercise date.

                          OPTION GRANTS IN FISCAL 1999

                                                 INDIVIDUAL GRANTS
                                 --------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                               PERCENT OF                             AT ASSUMED ANNUAL RATES OF
                                 NUMBER OF       TOTAL                                 STOCK PRICE APPRECIATION
                                 SECURITIES     OPTIONS                                    FOR OPTION TERM
                                 UNDERLYING    GRANTED TO    EXERCISE                 --------------------------
                                  OPTIONS     EMPLOYEES IN   PRICE PER   EXPIRATION
             NAME                GRANTED(1)   FISCAL YEAR      SHARE        DATE          5%            10%
-------------------------------  ----------   ------------   ---------   ----------   -----------   ------------
Malcolm L. Gefter, Ph.D........   150,000(2)       6.9%       $ 6.38      07/08/09    $1,486,342     $2,933,614
                                    3,080(3)                   14.50      01/13/10         5,510         35,227
Kevin F. McLaughlin............    80,000(2)       6.6          6.38      07/08/09       792,716      1,564,594
                                   66,000(4)                    6.38      07/08/09       653,991      1,290,790
                                      970(3)                   14.50      01/13/10         1,735         11,094
Marc B. Garnick, M.D...........    60,000(2)       2.7          6.38      07/08/09       594,537      1,173,446
                                      780(3)                   14.50      01/13/10         1,395          8,921
Dean A. Falb, Ph.D.............    30,000(2)       3.2          6.38      07/08/09       297,268        586,723
                                   40,000(5)                    6.38      07/08/09       396,358        782,297

------------------------

(1) Excludes options granted in January 1999 in connection with bonus awards earned by Messrs. Gefter, McLaughlin and Garnick in 1998 under our Executive Management Bonus Plan.

(2) These options will vest and become exercisable as to 16 2/3% of the shares on July 1, 2001. Thereafter, options with respect to an additional 33 1/3% of the shares will vest in equal monthly installments through July 1, 2004. Options with respect to the remaining 50% of the shares vest in equal monthly installments after July 1, 2004 through July 1, 2007.

(3) Represents options granted in January 2000 in connection with bonus awards earned in 1999 under our Executive Management Bonus Plan. These options were fully vested and immediately exercisable on the date of grant.

(4) These options vest and become exercisable in equal monthly installments over a 33 month period beginning on October 31, 2001.

(5) These options vest and become exercisable in equal monthly installments over a 17 month period beginning on February 28, 2003.

    The following table provides information concerning the number and value of unexercised options held by the named executive officers at December 31, 1999. None of the named executive officers exercised any options in 1999.

    The value of unexercised in-the-money options held at December 31, 1999 represents the total gain which an option holder would realize if he or she exercised all of the in-the-money options held at December 31, 1999, and is determined by multiplying the number of shares of common stock underlying the options by the difference between an initial public offering price of $10.00 per share and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                       OPTION VALUES AT DECEMBER 31, 1999

                                                        NUMBER OF
                                                  SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                 UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                    DECEMBER 31, 1999             DECEMBER 31, 1999
                                               ---------------------------   ---------------------------
                    NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------------------------  -----------   -------------   -----------   -------------
Malcolm L. Gefter, Ph.D......................    571,540        843,862      $5,359,272     $ 7,222,191
Kevin F. McLaughlin..........................    182,840        281,060       1,703,342       1,803,754
Marc B. Garnick, M.D.........................    183,422        692,596       1,397,055       4,572,915
Dean A. Falb, Ph.D...........................    159,166        285,836         954,996       1,228,146

EMPLOYMENT AGREEMENTS

    None of our named executive officers has an employment agreement, although all of our executive officers have entered into agreements that contain non-disclosure and non-solicitation restrictions and covenants.

INCENTIVE PLANS

  SECOND AMENDED AND RESTATED 1995 STOCK PLAN

    Our board of directors and our stockholders approved and adopted our Second Amended and Restated 1995 Stock Plan in February 2000. The 1995 Stock Plan, as amended and restated, will be effective upon the closing of this offering. We have reserved a total of 11,375,000 shares of common stock for issuance under the 1995 Stock Plan. Under the terms of the 1995 Stock Plan, our board of directors may grant incentive stock options, non-qualified stock options, awards of common stock and opportunities to make direct purchases of common stock, to our employees, directors and consultants, provided that the board may only grant incentive stock options to persons who are employees at the time of the grant. The board of directors and the compensation committee administer the 1995 Stock Plan. The plan must be administered by a committee consisting of at least two non-employee directors following the closing of this offering.

    The exercise price per share of common stock for:

    - non-qualified options must be no less than par value per share of common stock on the date of grant;

    - incentive stock options must be no less than the fair market value per share of common stock on the date of the grant; and

    - incentive stock options granted to an employee owning more than 10% of the total combined voting power of all classes of our capital stock, or of any related company, must not be less than 110% of the fair market value per share of the common stock on the date of the grant.

    Initially, each incentive stock option granted is exercisable over a period determined by the board of directors in its discretion, not to exceed ten years from the date of grant as required by the Internal Revenue Code of 1986, as amended. In addition, the exercise period for an incentive stock option may not exceed five years from the date of grant if the option is granted to an individual who, at the time of the grant, owns more than 10% of the total combined voting power of all classes of our stock. The board of directors or the compensation committee generally has the right to accelerate the exercisability of any options granted under the 1995 Stock Plan which would otherwise be unexercisable. Upon consolidations or mergers, the board of directors of any entity assuming our obligations may make equitable adjustments to the options, accelerate the exercisability of options or terminate them in exchange for a cash payment.

    The 1995 Stock Plan expires on January 5, 2005, except as to options or awards outstanding on that date. Subject to the terms of the 1995 Stock Plan, the board of directors may terminate or amend the Plan at any time.

    As of December 31, 1999, options for the purchase of an aggregate of 8,211,644 shares of common stock at a weighted average exercise price of $3.35 were outstanding under the 1995 Stock Plan.

  EXECUTIVE MANAGEMENT BONUS PLAN

    In November 1997, the board of directors adopted the Executive Management Bonus Plan, which became effective in 1998 and will continue from year to year unless terminated by the board of directors. We established the Bonus Plan as a means to attract and retain senior level executives. Pursuant to the Bonus Plan, individuals holding executive management positions, including our president and chief executive officer, chief financial officer and our executive vice presidents, are entitled to annual bonus payments linking performance oriented objectives, which are defined and approved annually by the board, to a variable compensation award based upon a percentage of the annual base salary of each eligible participant. The board of directors has the right to review and recommend other positions for inclusion as participants in the Bonus Plan.

    Under the terms of the Bonus Plan, we will pay bonus awards granted to participants as follows:

    - a minimum of 30% of the total value of the award will be in the form of stock options, with a value equal to the option exercise price multiplied by the number of shares of common stock subject to the option; and

    - the remaining 70% of the total value will be in the form of cash or stock options, to the extent elected by the participant.

    Each year, prior to the time we grant the bonus awards, each participant must make an election as to the form of payment of his or her bonus award. The board of directors will grant stock options in accordance with the Bonus Plan under our 1995 Stock Plan. The options awarded will be incentive stock options to the extent possible and will fully vest immediately upon grant. The board of directors has the sole discretion to grant awards under the Bonus Plan and may terminate or amend the Bonus Plan at any time, in any manner, without the consent of any participant.

  EMPLOYEE STOCK PURCHASE PLAN

    In February 2000, our board of directors and our stockholders approved and adopted the Employee Stock Purchase Plan, subject to the completion of this offering. The Employee Stock Purchase Plan will be effective July 3, 2000 and provides that 40,000 shares of common stock will be available for purchase during a six month period commencing on the effective date. We will make available an additional 40,000 shares of common stock, as well as any shares not purchased during the prior six month period, in each subsequent six month period until the Employee Stock Purchase Plan terminates. All of our employees or employees of our affiliates who have completed six months of service and whose customary employment is at least 20 hours per week and for more than five months in any calendar year are eligible to participate in the Employee Stock Purchase Plan. Employees who would own 5% or more of the total combined voting power or value of our stock immediately after having subscribed for shares under the Employee Stock Purchase Plan may not participate in the Plan.

    Each eligible employee may purchase shares of common stock through regular payroll deductions in an amount not less than 1% nor more than 10% of the employee's compensation for each payroll period. At the end of each six month period, we will issue shares of common stock on behalf of participating employees, using the employees' payroll deductions, at a purchase price equal to 85% of the lesser of the last reported sale price of the common stock on the first or last business day of the six month period. Under the Employee Stock Purchase Plan, no employee may purchase shares of common stock during any calendar year with a fair market value in excess of $25,000.

    The board of directors may amend or terminate the Employee Stock Purchase Plan, provided that:

    - no amendment or termination may affect shares purchased under the Stock Purchase Plan or the right of a participant to acquire shares during the current six month period semiannual cycle without the consent of that participant; and

    - to the extent required by Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or any other law, regulation or stock exchange rule, the stockholders will have the right to approve amendments prior to their effectiveness.

    In addition, the Employee Stock Purchase Plan provides that our stockholders must approve any amendment which increases the aggregate number of shares of common stock which may be issued under the Plan or which expands the class of persons entitled to participate under the Plan as of the effective date of the Employee Stock Purchase Plan within 12 months after the adoption of the amendment.

401(k) PLAN

    Effective January 1, 1997, we amended and restated our July 1, 1994 Pharmaceutical Peptides, Inc. 401(k) Plan in its entirety by adopting a 401(k) Trust Plan and Trust Agreement. This currently existing plan is known as the PRAECIS Pharmaceutical, Inc. 401(k) Plan. The amended plan does not reduce the benefits or lessen the rights of any employee with respect to those benefits accrued prior to January 1, 1997. Employees who are at least 21 years of age and have satisfied various service eligibility requirements, except for nonresident aliens with no United States source of income, are eligible to make tax-deferred contributions. Participants in the 401(k) plan may contribute up to 15% of their total annual compensation, not to exceed the specified statutory limit, which was $10,000 in 1999. Under our prior 401(k) plan, our participants received full and immediate vesting of their contributions. Under our current 401(k) plan, participants are vested in their non-matching and matching contributions, if any, on a graded vesting schedule based on years of credited service.

    The 401(k) plan permits, but does not require, us to make contributions to the 401(k) plan on behalf of our employees. To date, we have not made any matching contributions. All contributions to the 401(k) plan by or on behalf of employees are subject to aggregate annual limits prescribed by the Internal Revenue Service.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    We believe that we have executed all of the transactions set forth below on terms no less favorable to us than terms we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRIVATE PLACEMENTS OF SECURITIES

    Since January 1997, we have issued and sold common stock, warrants and convertible preferred stock to the following persons and/or entities that are our principal stockholders or directors.

                                                                SHARES OF COMMON STOCK ISSUABLE UPON
                                                             -------------------------------------------
                                                             EXERCISE OF   CONVERSION OF   CONVERSION OF
                                                             WARRANT TO      SERIES D        SERIES E
                                                 SHARES OF    PURCHASE      CONVERTIBLE     CONVERTIBLE
                                                  COMMON       COMMON        PREFERRED       PREFERRED
                   INVESTOR                        STOCK        STOCK          STOCK           STOCK
-----------------------------------------------  ---------   -----------   -------------   -------------
Sanofi-Synthelabo Inc. (formerly Sylamerica,
  Inc.)........................................  1,617,772     404,445              --              --
Quantum Industrial Partners LDC................         --          --       2,695,414              --
Chase Venture Capital Associates, LLC..........         --          --              --       5,357,145
Entities affiliated with Sutter Hill
  Ventures.....................................         --          --              --          86,804
J.H. Whitney & Co. and an affiliated entity....         --          --              --         535,717
Greylock Limited Partnership...................         --          --              --          89,287
Entities affiliated with Zesiger Capital Group
  LLC..........................................         --          --              --         267,855

    Shares held by all affiliated persons and entities have been aggregated. For additional details on the shares held by each of these purchasers, please refer to the information in this prospectus under the heading "Principal Stockholders and Management." The aggregate purchase price for the common stock and the warrant was $10.0 million in May 1997. The aggregate purchase price for the Series D convertible preferred stock was $10.0 million, or $3.71 per share, in June 1997. The per share purchase price for the Series E convertible preferred stock was $5.60 per share in April 1998.

    Damion E. Wicker, M.D., one of our directors, is General Partner of Chase Capital Partners, a private equity and mezzanine capital group affiliated with Chase Venture Capital Associates, LLC, G. Leonard Baker, Jr., one of our directors, is a Managing Director of Sutter Hill Ventures, William Laverack, Jr., one of our directors, is a General Partner of J.H. Whitney & Co., Henry F. McCance, one of our directors, is a Managing Partner of Greylock Limited Partnership and Albert L. Zesiger, one of our directors, is a Principal of Zesiger Capital Group LLC.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

    Our certificate of incorporation and by-laws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

                             PRINCIPAL STOCKHOLDERS

    The following tables set forth information about the beneficial ownership of our common stock on December 31, 1999, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

    - each named executive officer;

    - each of our directors;

    - each person known to us to be the beneficial owner of more than 5% of our common stock; and

    - all of our executive officers and directors as a group.

    Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o PRAECIS PHARMACEUTICALS INCORPORATED, One Hampshire Street, Cambridge, Massachusetts 02139.

    We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 31,966,545 shares of common stock outstanding on December 31, 1999 and 39,966,545 shares of common stock outstanding upon completion of this offering.

    In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1999. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Asterisks represent beneficial ownership of less than one percent.

EXECUTIVE OFFICERS AND DIRECTORS

                                                                                     PERCENTAGE OF
                                                       NUMBER OF                     COMMON STOCK
                                                       SHARES OF     NUMBER OF    BENEFICIALLY OWNED
                                                      COMMON STOCK     SHARES     -------------------
                                                      BENEFICIALLY   SUBJECT TO    BEFORE     AFTER
        NAME AND ADDRESS OF BENEFICIAL OWNER             OWNED       OPTIONS(1)   OFFERING   OFFERING
----------------------------------------------------  ------------   ----------   --------   --------
Malcolm L. Gefter, Ph.D.............................      877,500      612,158      4.57%      3.67%
Kevin F. McLaughlin.................................       50,000      203,830      *          *
Marc B. Garnick, M.D. (2)...........................      458,654      213,608      2.09       1.67
Dean A. Falb, Ph.D..................................            0      170,834      *          *
Larry D. Altstiel, M.D., Ph.D.......................            0            0      *          *
G. Leonard Baker, Jr. (3)...........................    1,965,017        2,499      6.15       4.92
  c/o Sutter Hill Ventures
  755 Page Mill Road
  Suite A-200
  Palo Alto, CA 94304
William Laverack, Jr. (4)...........................    3,406,194        2,499     10.66       8.53
  c/o J. H. Whitney & Co.
  177 Broad Street
  Stamford, CT 06901
Henry F. McCance (5)................................    1,793,296        2,499      5.62       4.49
  c/o Greylock Limited Partnership
  One Federal Street, 26th Floor
  Boston, MA 02110
David B. Sharrock...................................       63,750       13,749      *          *
  1011 Barcamil Way
  Naples, FL 34110
Damion E. Wicker, M.D. (6)..........................    7,339,004        2,499     22.96      18.37
  c/o Chase Capital Partners
  380 Madison Avenue
  12(th) Floor
  New York, NY 10017
Albert L. Zesiger (7)...............................    1,529,506            0      4.78       3.83
  c/o Zesiger Capital Group LLC
  320 Park Avenue
  New York, NY 10022
All current directors and executive officers
  as a group (11 persons)...........................   17,482,921    1,224,175     56.36      45.42

------------------------

(1) Represents the number of shares issuable upon the exercise of options exercisable within 60 days of December 31, 1999.

(2) Includes 36,000 shares of common stock held by the Garnick Family 1999 Grantor Retained Annuity Trust, of which Dr. Garnick is the trustee.

(3) Consists of 1,288,372 shares of common stock held by Sutter Hill Ventures, over which Mr. Baker, a member of our board of directors and a managing director of the general partner of Sutter Hill Ventures, shares voting and investment power with four other managing directors of the general partner of Sutter Hill Ventures; 463,842 shares of common stock held by three other managing directors, one retired managing director and their related family entities; and shares of common stock held by Mr. Baker and his related family entities. Mr. Baker disclaims beneficial ownership of the shares of common stock held by Sutter Hill Ventures and the other persons or entities, except to the extent of his proportionate partnership interest therein.

(4) Consists of 859,804 shares of common stock held by J. H. Whitney & Co. and 2,546,390 shares of common stock held by Whitney 1990 Equity Fund, L.P., an affiliated entity of J. H. Whitney & Co. Mr. Laverack is a member of our board of directors and a general partner of each entity and shares voting and investment power with respect to these shares. Mr. Laverack disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.

(5) Consists of 1,793,296 shares of common stock held by Greylock Limited Partnership, a private venture capital firm of which Mr. McCance is a Managing Partner. Mr. McCance disclaims beneficial ownership of these shares, except as to his proportionate partnership interest therein.

(6) Consists of 7,339,004 shares of common stock held by Chase Venture Capital Associates, LLC, a private equity and mezzanine capital group of which Dr. Wicker is a general partner. Dr. Wicker disclaims beneficial ownership of the shares held by Chase Capital Partners, except to the extent of his pecuniary interest in these shares.

(7) Includes 1,470,178 shares of common stock held in accounts managed for various parties by Zesiger Capital Group LLC, an investment advisor, for which Albert L. Zesiger is a Principal. Mr. Zesiger, in his capacity as Managing Director, has voting and investment power with respect to these shares but disclaims beneficial ownership with respect thereto. Excludes 2,499 shares of common stock subject to vested options granted to Mr. Zesiger, which he subsequently declined.

5% STOCKHOLDERS

                                                                                PERCENTAGE OF
                                                               NUMBER OF        COMMON STOCK
                                                               SHARES OF     BENEFICIALLY OWNED
                                                              COMMON STOCK   -------------------
                                                              BENEFICIALLY    BEFORE     AFTER
            NAME AND ADDRESS OF BENEFICIAL OWNER                 OWNED       OFFERING   OFFERING
------------------------------------------------------------  ------------   --------   --------
Chase Venture Capital Associates, LLC.......................    7,339,004     22.96%     18.36%
  c/o Chase Capital Partners
  380 Madison Avenue, 12(th) Floor
  New York, NY 10017
J. H. Whitney & Co. (1).....................................    3,406,194     10.66       8.52
  177 Broad Street
  Stamford, CT 06901
Quantum Industrial Partners LDC.............................    2,695,414      8.43       6.74
  888 Seventh Avenue
  New York, NY 10106
Sanofi-Synthelabo Inc. (2)..................................    2,022,217      6.25       5.01
  90 Park Avenue
  New York, NY 10019
Sutter Hill Ventures (3)....................................    1,965,017      6.15       4.92
  755 Page Mill Road
  Suite A-200
  Palo Alto, CA 94304
Greylock Limited Partnership................................    1,793,296      5.61       4.49
  One Federal Street, 26(th) Floor
  Boston, MA 02110
Vulcan Ventures, Inc.(4)....................................    1,641,026      5.13       4.11
  William D. Savoy
  110-110th Avenue Northeast
  Suite 550
  Bellevue, WA 98004

------------------------

(1) Consists of 859,804 shares of common stock held by J. H. Whitney & Co. and 2,546,390 shares of common stock held by Whitney 1990 Equity Fund, L.P., an affiliated entity of J. H. Whitney & Co.

(2) Includes 404,445 shares of common stock subject to currently exercisable warrants.

(3) Consists of 1,288,372 shares of common stock held by Sutter Hill Ventures, over which Mr. Baker, a member of our board of directors and a managing director of the general partner of Sutter Hill Ventures, shares voting and investment power with four other managing directors of the general partner of Sutter Hill Ventures; 463,842 shares of common stock held by the three other managing directors, one retired managing director and their related family entities; and shares of common stock held by Mr. Baker and his related family entities.

(4) William D. Savoy, in his capacity as Vice President of Vulcan Ventures, Inc., has voting and investment power with respect to these shares but disclaims beneficial ownership with respect thereto.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated by-laws is a summary. Statements contained elsewhere in this prospectus relating to these provisions are not necessarily complete, and we refer you to the amended and restated certificate of incorporation and the amended and restated by-laws that will be in effect upon the completion of this offering. We have filed copies of these documents with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus is a part. The amended and restated certificate of incorporation and the amended and restated by-laws described below will become effective at the time of completion of this offering.

    Our authorized capital stock will consist of 200,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share, upon the closing of this offering.

COMMON STOCK

    As of December 31, 1999, there were 31,966,545 shares of common stock outstanding and held of record by 118 stockholders. Upon completion of this offering, there will be 39,966,545 shares of common stock outstanding. In addition, as of December 31, 1999, there were outstanding stock options for the purchase of a total of 8,211,644 shares of common stock and outstanding warrants to purchase of 515,940 shares of common stock. Shares of common stock have the following rights, preferences and privileges:

    VOTING RIGHTS. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights, and therefore, the holders of a plurality of the shares of common stock voting for the election of directors may elect all of our directors standing for election.

    DIVIDENDS. Holders of common stock are entitled to receive dividends if and when dividends are declared by our board of directors out of assets legally available for the payment of dividends, subject to preferential rights of outstanding shares of preferred stock, if any.

    LIQUIDATION. In the event of a liquidation, dissolution or winding up of the affairs of PRAECIS, whether voluntary or involuntary, after payment of our debts and other liabilities of and making provision for the holders of outstanding shares of preferred stock, if any, we will distribute the remainder of our assets ratably among the holders of shares of common stock.

    RIGHTS AND PREFERENCES. The common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be impaired by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

    FULLY PAID AND NONASSESSABLE. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of preferred stock will be converted into common stock. Pursuant to the terms of our amended and restated certificate of incorporation, the board of directors will be authorized, subject to any limitations prescribed by Delaware law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock, in one or more classes or series, and to fix the voting powers, if any, and the distinctive designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions of these rights, of the shares of each class or series. The board of directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could impair the voting power or other rights of the holders of common stock.

    We have no current plans to issue any preferred stock. However, the issuance of preferred stock or of rights to purchase preferred stock could make it more difficult or less desirable for a third party to acquire a majority of our outstanding common stock.

WARRANTS

    In connection with a Master Lease Agreement dated March 29, 1995, as amended, between us and Comdisco, Inc., we agreed to issue Comdisco warrants to purchase shares of our Series A convertible preferred stock. All of these warrants are subject to adjustment in accordance with their terms and expire on March 29, 2005. Upon the closing of this offering, these warrants will convert to warrants to purchase common stock at an exercise price of $1.35 per share. The warrants issued to Comdisco were exercisable for a total of 111,495 shares of common stock. In August 1998, Comdisco transferred to a third party warrants to purchase 12,722 shares of common stock. Comdisco currently holds warrants to purchase 98,773 shares of common stock. All of these warrants are currently exercisable.

    Pursuant to a Stock and Warrant Purchase Agreement dated as of May 13, 1997, we issued to Sanofi-Synthelabo Inc., formerly Sylamerica, Inc., warrants which are currently exercisable for 404,445 shares of common stock at an exercise price of $12.88 per share. These warrants are subject to adjustment in accordance with their terms and expire on May 13, 2002.

REGISTRATION RIGHTS

    Pursuant to the amended and restated stockholders agreement dated as of April 30, 1998, as amended, among some of our stockholders and us, and the stock and warrant purchase agreement between Sanofi-Synthelabo and us, the holders of 30,652,908 shares of common stock have rights to have their shares of common stock registered under the Securities Act of 1933, as amended. Under the stockholders agreement and the stock and warrant purchase agreement, if we propose to register any of our securities under the Securities Act, subject to various conditions, we must give notice to the parties to these agreements of the registration and allow those parties to include their shares of common stock in the registration statement. We have the right, however, to cut back or completely exclude shares proposed to be registered in an underwritten public offering to the extent the managing underwriter advises us to do so due to market conditions.

    In addition, the holders of at least 66 2/3% of the outstanding securities issued upon conversion of the Series A convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock may demand, at any time, and up to three times, that we file a registration statement under the Securities Act covering some or all of their shares. Under these demand registration rights, we must use our reasonable best efforts to cause the shares requested, and all other shares held by holders of securities entitled to registration rights under the stockholders agreement requested, to be included in the registration statement, subject to customary conditions and limitations.

    In addition, at any time after the first anniversary of the closing of this offering, holders of at least a majority of the outstanding securities issued upon conversion of the Series E convertible preferred stock may demand, on one occasion, that we file a registration statement to register their shares. We must use our reasonable best efforts to cause those shares requested and all other shares held by the stockholders entitled to demand registration rights requested to be included in the registration statement to be registered, subject to customary conditions and limitations.

    Once we become eligible to file a registration statement on Form S-3, the holders of 10% of the outstanding securities entitled to registration rights under the stockholders agreement may require us to register, on up to three occasions, all or a portion of their securities on a registration statement on Form S-3 and may participate in a Form S-3 registration by us, subject to conditions and limitations described in the stockholders agreement. These holders may not request a Form S-3 registration on more than one occasion in any twelve month period. In addition, the Series E convertible preferred stockholders may require us, on one occasion, to register all or a portion of their securities on a registration statement on Form S-3 and may participate in a similar registration by us, subject to conditions and limitations described in the stockholders agreement.

    The exercise of any of the registration rights described above may hinder our efforts to arrange future financing and may lower the market price of the common stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CHARTER AND BY-LAWS AND OF DELAWARE
  LAW

    Our amended and restated certificate of incorporation and by-laws, effective upon completion of this offering, contain provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of common stock.

  CERTIFICATE OF INCORPORATION AND BY-LAWS

    BLANK CHECK PREFERRED STOCK. As noted above, our board of directors, without stockholder approval, will have the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

    ELECTION OF DIRECTORS. Our amended and restated certificate of incorporation provides that only a majority of directors then in office may fill newly created directorships, provided that a quorum is present. Any other vacancy occuring on the board of directors may be filled only by a majority of directors then in office, even if less than a quorum. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by that removal with its own nominees.

    STOCKHOLDER ACTION. Our certificate of incorporation provides that stockholders may only act at meetings of stockholders and not by written consent in lieu of a stockholders' meeting.

    STOCKHOLDER MEETINGS. Our certificate of incorporation and by-laws provide that stockholders may not call a special meeting of the stockholders. Rather, only the chairman of the board, the president, any vice president, the secretary, or any assistant secretary, acting pursuant to a resolution of a majority of the board of directors, will be able to call special meetings of stockholders. Our by-laws also provide that stockholders may only conduct business at special meetings of stockholders that was specified in the notice of the meeting. These provisions may discourage another person or entity from making a tender offer, because even if it acquired a majority of our outstanding voting stock, the person or entity could only take action at a duly called stockholders' meeting relating to the business specified in the notice of meeting and not by written consent.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Our by-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder must deliver or mail the notice and we must receive the notice at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if we change the date of the annual meeting of stockholders to a date that is not within 30 days before or after the anniversary of our previous annual meeting of stockholders, then we must receive the stockholder's notice no later than the close of business on the later of the 90(th) day before the date of the annual meeting and the 10(th) day after the date on which we mail notice of the date of the meeting or we make a public announcement, whichever first occurs. The by-laws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of the stockholder's notice. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders' meeting.

    SUPER-MAJORITY VOTING. Delaware law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage. We have provisions in our certificate of incorporation which require a vote of at least 85% of the stockholders entitled to vote in the election of directors to amend, alter, change or repeal various anti-takeover provisions of our certificate of incorporation.

  DELAWARE ANTI-TAKEOVER STATUTE

    We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, some business combinations between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an interested stockholder are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:

    - the corporation has elected in its certificate of incorporation not to be governed by Section 203;

    - the board of directors of the corporation approved the transaction which resulted in the stockholder becoming an interested stockholder before the stockholder became an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

    - the board of directors approves the business combination and holders of two-thirds of the voting stock which the interested stockholder did not own authorize the business combination at a meeting.

    We have not made an election in our amended and restated certificate of incorporation to opt-out of Section 203.

    In addition to the above exceptions to Section 203, the three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. For the purposes of Section 203, a business combination generally includes mergers or consolidations, transactions involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. Also, an interested stockholder generally includes a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    Our amended and restated certificate of incorporation and amended and restated by-laws provide that we shall indemnify our directors and officers to the full extent that Delaware law permits. Delaware law permits a corporation to indemnify any director, officer, employee or agent made or threatened to be made a party to any pending or completed proceeding if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

    Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

    - any breach of their duty of loyalty to the corporation or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

    - any transaction from which the director derived an improper personal benefit.

    This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    Our by-laws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in that capacity, regardless of whether our by-laws would otherwise permit indemnification for that liability. We are in the process of obtaining liability insurance for our officers and directors.

    At the present time, there is no pending litigation or proceeding involving any director, officer, employee or agent of PRAECIS in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

SALE OF RESTRICTED SHARES

    Upon completion of this offering, based upon the number of shares outstanding as of December 31, 1999, we will have an aggregate of 39,966,545 outstanding shares of common stock, or 41,166,545 shares if the underwriters exercise the over-allotment option in full, excluding 8,211,644 shares underlying outstanding options and 515,940 underlying outstanding warrants. Of these shares, all of the 8,000,000 shares sold in this offering, or 9,200,000 shares if the underwriters' over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The remaining outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, including Rule 144(k), or Rule 701 under the Securities Act.

LOCK-UP AGREEMENTS

    Our directors, executive officers, warrant holders and all of our stockholders have agreed not to offer, sell, contract to sell or, with limited exception, otherwise dispose of any shares of common stock or any security convertible into or exchangeable for common stock for a period of 180 days from the date of this prospectus without the prior written consent of Salomon Smith Barney. Persons and entities who have agreed to these restrictions may dispose of shares as a gift or distribution, provided that the recipients of those shares agree to the same restrictions. Immediately following this offering, our existing stockholders will own 31,966,545 restricted shares, representing approximately 80% of the then outstanding shares of common stock, or approximately 78% if the underwriters' over-allotment option is exercised in full. Our executive officers, directors and stockholders affiliated with them will own 18,707,096 shares, based upon their beneficial ownership as of December 31, 1999 and including options held by them that are exercisable within 60 days of December 31, 1999. Upon expiration of the lock-up period, 180 days after the date of this prospectus, 30,348,773 shares will be available for resale to the public in accordance with Rule 144.

    We have agreed not to issue, sell or otherwise dispose of any shares of common stock during the 180-day period following the date of the prospectus, except we may grant options to purchase shares of common stock under the 1995 Stock Plan and issue shares of common stock either upon the exercise of outstanding options under our 1995 Stock Plan or under our Employee Stock Purchase Plan.

RULE 144

    In general, under Rule 144 as currently in effect, commencing 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including a person who is an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which is expected to be approximately 399,665 shares upon completion of this offering; or

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to a sale, subject to restrictions specified in Rule 144.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

    Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner-of-sale or other limitations contained in Rule 144.

RULE 701

    In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

STOCK OPTIONS

    As of December 31, 1999, options to purchase a total of 8,211,644 shares of common stock were outstanding, of which 2,776,546 were then exercisable. Upon completion of this offering, we intend to file a registration statement to register for resale an aggregate of approximately 9,770,460 shares of common stock reserved for issuance under our Second Amended and Restated 1995 Stock Plan as of December 31, 1999 and 160,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan. That registration statement will become effective immediately upon filing. Accordingly, shares covered by that registration statement will become eligible for sale in the public markets, subject to vesting restrictions, Rule 144 volume limitations applicable to our affiliates or the lock-up agreements with Salomon Smith Barney. All of our option holders have entered into lock-up agreements.

REGISTRATION RIGHTS

    Upon completion of this offering, under specified circumstances and subject to customary conditions, the holders of an aggregate of 30,652,908 shares of our common stock will be entitled to rights with respect to the registration under the Securities Act of some or all of their shares, subject to the 180-day lock-up period described above. These holders of registration rights are subject to lock-up periods of not more than 180 days following the date of this prospectus or any subsequent prospectus. Please refer to the information in this prospectus under the heading "Description of Capital Stock--Registration Rights" for a more detailed discussion of these registration rights.

                                  UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares set forth opposite the name of that underwriter.

                                                               NUMBER
                            NAME                              OF SHARES
------------------------------------------------------------  ---------
Salomon Smith Barney Inc....................................  3,601,000
CIBC World Markets Corp.....................................  1,801,000
Credit Suisse First Boston Corporation......................  1,801,000
ABN AMRO Incorporated.......................................     80,000
Deutsche Bank Securities Inc................................     80,000
Prudential Securities Incorporated..........................     80,000
U.S. Bancorp Piper Jaffray Inc..............................     80,000
E*OFFERING Corp.............................................     53,000
Fahnestock & Co. Inc........................................     53,000
Gerard Klauer Mattison & Co., LLC...........................     53,000
Leerink Swann & Company.....................................     53,000
Legg Mason Wood Walker, Incorporated........................     53,000
Needham & Company, Inc......................................     53,000
Parker/Hunter Incorporated..................................     53,000
The Robinson-Humphrey Company, LLC..........................     53,000
Tucker Anthony Incorporated.................................     53,000
                                                              ---------
  Total.....................................................  8,000,000
                                                              =========

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by their counsel and to other conditions. The underwriters must purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

    The underwriters, for whom Salomon Smith Barney Inc., CIBC World Markets Corp. and Credit Suisse First Boston Corporation are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not in excess of $0.42 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,200,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise that option solely to cover over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must, subject to specified conditions, purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

    At our request, the underwriters have reserved for sale at the initial public offering price up to 400,000 of the shares, or 5%, of our common stock to be sold in this offering for sale to our directors, officers and employees and friends and family of our directors, officers and employees. The underwriters will reduce the number of shares available for sale to the general public to the extent that any reserved shares are purchased. Any reserved shares not purchased will be offered by the underwriters on the same basis as the other shares offered.

    We, our executive officers and directors, warrant holders and all of our stockholders have agreed that, with limited exceptions, for a period of 180 days from the date of this prospectus, we or they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    Prior to this offering, there has been no public market for the common stock. Consequently, we and the representatives determined the initial public offering price for the shares through negotiations. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the biotechnology and pharmaceutical industries, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. However, the prices at which the shares will sell in the public market after this offering may be lower than the price at which they are sold by the underwriters and an active trading market in the common stock may not develop or continue after this offering.

    The common stock has been approved for quotation on the Nasdaq National Market under the symbol "PRCS."

    The following table shows the underwriting discounts and commissions we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                             PAID BY PRAECIS
                                                       ---------------------------
                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per share............................................  $     0.70     $     0.70
Total................................................  $5,600,000     $6,440,000

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of common stock made to prevent or retard a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to other underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

    Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may effect these activities on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, the underwriters may discontinue these activities at any time.

    In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If the underwriters commence passive market making, they may discontinue it at any time.

    A prospectus in electronic format will be made available on the Web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their on line brokerage account holders. The representatives will allocate shares to the underwriters that make Internet distributions on the same basis as other allocations. E*OFFERING Corp. will be participating in the offering as a member of the selling group and plans to use the Internet as one of several means of retail distribution.

    We estimate that the total expenses of this offering will be approximately $1,250,000.00.

    We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    Various legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. Various legal matters in connection with this offering will be passed upon for the underwriters by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS

    Our financial statements at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 appearing in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon this report given upon the authority of such firm as experts in accounting and auditing.

    The statements in this prospectus relating to patents appearing in the section entitled "Risk Factors" under the captions "If we are unable to obtain and enforce valid patents, we could lose our competitive advantage" and "If our potential products conflict with the patents of competitors, universities or others, we could have to engage in costly litigation and be unable to commercialize those products," and in the section entitled "Business" under the sub-heading "Patents and Proprietary Rights" and other references in this prospectus to patents have been examined by and passed upon for us by Lahive & Cockfield, LLP, and are included in reliance upon such examination and upon the authority of such counsel as experts on patents.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered in this offering. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and the shares of our common stock to be sold in this offering, please refer to the registration statement and the exhibits which are part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. Each statement in this prospectus regarding the contents of the referenced contract or other document is qualified in all respects by our reference to the copy filed with the registration statement.

    For further information about us and our common stock, we refer you to our registration statement and its attached exhibits, copies of which may be inspected without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a duplicating fee. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Commission maintains a World Wide Web site on the Internet at HTTP://WWW.SEC.GOV that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the Commission. Our periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public references facilities and Web site of the Commission referred to above.

    We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

                      PRAECIS PHARMACEUTICALS INCORPORATED

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Auditors..............................    F-2

Balance Sheets at December 31, 1998 and 1999................    F-3

Statements of Operations for the years ended December 31,
  1997, 1998 and 1999.......................................    F-4

Statements of Stockholders' Equity for the years ended
  December 31, 1997, 1998 and 1999..........................    F-5

Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999.......................................    F-6

Notes to Financial Statements...............................    F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
PRAECIS PHARMACEUTICALS INCORPORATED

    We have audited the accompanying balance sheets of PRAECIS PHARMACEUTICALS INCORPORATED as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PRAECIS PHARMACEUTICALS INCORPORATED at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 2, 2000

                      PRAECIS PHARMACEUTICALS INCORPORATED

                                 BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                         PRO FORMA
                                                                 DECEMBER 31,       STOCKHOLDERS' EQUITY
                                                              -------------------       DECEMBER 31,
                                                                1998       1999             1999
                                                              --------   --------   --------------------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 85,298   $ 94,525
  Accounts receivable.......................................       680      8,121
  Unbilled revenue..........................................        --      4,259
  Materials inventory.......................................        --     21,100
  Prepaid expenses and other assets.........................       526        708
  Deferred income taxes.....................................       280      5,575
                                                              --------   --------
    Total current assets....................................    86,784    134,288
Property and equipment, net.................................     3,841      6,043
                                                              --------   --------
    Total assets............................................  $ 90,625   $140,331
                                                              ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  1,206   $  9,878
  Accrued expenses..........................................     7,231      6,859
  Deferred revenue..........................................     1,302      5,501
  Advance payments..........................................        --     21,100
  Income taxes payable......................................       230      4,672
  Current portion of capital lease obligations..............       189         58
                                                              --------   --------
    Total current liabilities...............................    10,158     48,068
Deferred revenue............................................     2,035      4,547
Capital lease obligations, net of current portion...........        59         --

Commitments and contingencies

Stockholders' equity:
  Preferred Stock--Unallocated, $0.01 par value, 312,700
    shares authorized; no shares issued or outstanding......  $     --   $     --         $     --
  Series A Convertible Preferred Stock, $0.01 par value;
    1,061,166 shares authorized; 1,041,166 shares issued and
    outstanding in 1998 and 1999 ($10,500 aggregate
    liquidation preference); no shares issued and
    outstanding pro forma...................................        10         10               --
  Series B Convertible Preferred Stock, $0.01 par value;
    63,700 shares authorized, issued and outstanding in 1998
    and 1999 ($642 aggregate liquidation preference); no
    shares issued and outstanding pro forma.................         1          1               --
  Series C Convertible Preferred Stock, $0.01 par value;
    1,052,632 shares authorized, issued and outstanding in
    1998 and 1999 ($20,000 aggregate liquidation
    preference); no shares issued and outstanding pro
    forma...................................................        11         11               --
  Series D Convertible Preferred Stock, $0.01 par value;
    359,324 shares authorized, issued and outstanding in
    1998 and 1999 ($10,000 aggregate liquidation
    preference); no shares issued and outstanding pro
    forma...................................................         4          4               --
  Series E Convertible Preferred Stock, $0.01 par value;
    900,478 shares authorized, issued and outstanding in
    1998 and 1999 ($37,820 aggregate liquidation
    preference); no shares issued and outstanding pro
    forma...................................................         9          9               --
  Common Stock, $0.01 par value; 60,000,000 shares
    authorized; 5,920,174 shares in 1998; 6,358,684 shares
    in 1999 issued and outstanding; and 31,966,545 shares
    issued and outstanding pro forma........................        59         64              320
  Additional paid-in capital................................    88,622     88,710           88,489
  Accumulated deficit.......................................   (10,343)    (1,093)          (1,093)
                                                              --------   --------         --------
    Total stockholders' equity..............................    78,373     87,716         $ 87,716
                                                              --------   --------         ========
    Total liabilities and stockholders' equity..............  $ 90,625   $140,331
                                                              ========   ========

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Revenues:
  Corporate collaborations..................................  $15,118    $37,624    $61,514
  Contract services.........................................    2,615      1,943         --
                                                              -------    -------    -------
    Total revenues..........................................   17,733     39,567     61,514
Costs and expenses:
  Research and development..................................   15,013     33,704     48,764
  General and administrative................................    3,780      3,605      6,173
                                                              -------    -------    -------
    Total costs and expenses................................   18,793     37,309     54,937
                                                              -------    -------    -------
Operating income (loss).....................................   (1,060)     2,258      6,577
Interest income.............................................    1,466      3,562      4,484
Interest expense............................................     (102)       (46)       (11)
                                                              -------    -------    -------
Income before income taxes..................................      304      5,774     11,050
Provision for income taxes..................................      100        100      1,800
                                                              -------    -------    -------
Net income..................................................  $   204    $ 5,674    $ 9,250
                                                              =======    =======    =======
Net income per share:
  Basic.....................................................  $  0.05    $  0.99    $  1.51
                                                              =======    =======    =======
  Diluted...................................................  $  0.01    $  0.16    $  0.24
                                                              =======    =======    =======
Weighted average number of common shares:
  Basic.....................................................    4,446      5,738      6,106
  Diluted...................................................   28,270     35,139     37,849
Unaudited pro forma net income per share:
  Basic..........................................................................   $  0.29
                                                                                    =======
  Diluted........................................................................   $  0.24
                                                                                    =======
Unaudited pro forma weighted average number of common
  shares:
  Basic..........................................................................    31,714
  Diluted........................................................................    37,849

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      PREFERRED STOCK
                                  ---------------------------------------------------------------------------------------
                                        SERIES A              SERIES B               SERIES C              SERIES D
                                  --------------------   -------------------   --------------------   -------------------
                                   SHARES      AMOUNT     SHARES     AMOUNT     SHARES      AMOUNT     SHARES     AMOUNT
                                  ---------   --------   --------   --------   ---------   --------   --------   --------
Balance at December 31, 1996....  1,041,166     $10       63,700       $1      1,052,632     $11
Issuance of Common Stock........
Issuance of warrants to purchase
  Common Stock..................
Common Stock issued upon
  exercise of stock options.....
Repurchase of Treasury Stock....
Retirement of Treasury Stock....
Issuance of Series D Convertible
  Preferred Stock...............                                                                      359,324       $4
Net income......................
                                  ---------     ---       ------       --      ---------     ---      -------       --
Balance at December 31, 1997....  1,041,166      10       63,700        1      1,052,632      11      359,324        4
Issuance of Series E Convertible
  Preferred Stock...............
Common Stock issued upon
  exercise of stock options.....
Net income......................
                                  ---------     ---       ------       --      ---------     ---      -------       --
Balance at December 31, 1998....  1,041,166      10       63,700        1      1,052,632      11      359,324        4
Common Stock issued upon
  exercise of stock options.....
Net income......................
                                  ---------     ---       ------       --      ---------     ---      -------       --
Balance at December 31, 1999....  1,041,166     $10       63,700       $1      1,052,632     $11      359,324       $4
                                  =========     ===       ======       ==      =========     ===      =======       ==

                                    PREFERRED STOCK
                                  -------------------
                                       SERIES E             COMMON STOCK         TREASURY STOCK      ADDITIONAL
                                  -------------------   --------------------   -------------------    PAID-IN     ACCUMULATED
                                   SHARES     AMOUNT     SHARES      AMOUNT     SHARES     AMOUNT     CAPITAL       DEFICIT
                                  --------   --------   ---------   --------   --------   --------   ----------   ------------
Balance at December 31, 1996....                        3,341,402     $34                             $30,926       $(16,221)
Issuance of Common Stock........                        1,617,772      16                               9,448
Issuance of warrants to purchase
  Common Stock..................                                                                          500
Common Stock issued upon
  exercise of stock options.....                          123,082       1                                  18
Repurchase of Treasury Stock....                                                17,498      $(2)
Retirement of Treasury Stock....                          (17,498)             (17,498)       2            (2)
Issuance of Series D Convertible
  Preferred Stock...............                                                                        9,957
Net income......................                                                                                         204
                                  -------       --      ---------     ---      -------      ---       -------       --------
Balance at December 31, 1997....                        5,064,758      51                              50,847        (16,017)
Issuance of Series E Convertible
  Preferred Stock...............  900,478       $9                                                     37,622
Common Stock issued upon
  exercise of stock options.....                          855,416       8                                 153
Net income......................                                                                                       5,674
                                  -------       --      ---------     ---      -------      ---       -------       --------
Balance at December 31, 1998....  900,478        9      5,920,174      59                              88,622        (10,343)
Common Stock issued upon
  exercise of stock options.....                          438,510       5                                  88
Net income......................                                                                                       9,250
                                  -------       --      ---------     ---      -------      ---       -------       --------
Balance at December 31, 1999....  900,478       $9      6,358,684     $64                             $88,710       $ (1,093)
                                  =======       ==      =========     ===      =======      ===       =======       ========


                                      TOTAL
                                  STOCKHOLDERS'
                                     EQUITY
                                  -------------
Balance at December 31, 1996....     $14,761
Issuance of Common Stock........       9,464
Issuance of warrants to purchase
  Common Stock..................         500
Common Stock issued upon
  exercise of stock options.....          19
Repurchase of Treasury Stock....          (2)
Retirement of Treasury Stock....
Issuance of Series D Convertible
  Preferred Stock...............       9,961
Net income......................         204
                                     -------
Balance at December 31, 1997....      34,907
Issuance of Series E Convertible
  Preferred Stock...............      37,631
Common Stock issued upon
  exercise of stock options.....         161
Net income......................       5,674
                                     -------
Balance at December 31, 1998....      78,373
Common Stock issued upon
  exercise of stock options.....          93
Net income......................       9,250
                                     -------
Balance at December 31, 1999....     $87,716
                                     =======

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
OPERATING ACTIVITIES:
Net income..................................................  $    204   $  5,674   $  9,250
Adjustments to reconcile net income to cash provided by
  operating activities:
  Depreciation and amortization.............................       754      1,005      1,354
  Deferred income taxes.....................................        --       (280)    (5,295)
  Changes in operating assets and liabilities:
    Accounts receivable.....................................    (2,213)     1,867     (7,441)
    Unbilled revenues.......................................    (1,071)     1,071     (4,259)
    Materials inventory.....................................        --         --    (21,100)
    Prepaid expenses and other assets.......................       115       (328)      (182)
    Accounts payable........................................     1,252       (213)     8,672
    Accrued expenses........................................     3,280      2,468       (372)
    Deferred revenue........................................     4,931     (2,265)     6,711
    Advance payments........................................        --         --     21,100
    Income taxes payable....................................        --        230      4,442
                                                              --------   --------   --------
Net cash provided by operating activities...................     7,252      9,229     12,880

INVESTING ACTIVITIES:
Purchase of property and equipment..........................    (1,819)    (1,492)    (3,556)
Sale of short-term investments..............................     4,960         --         --
                                                              --------   --------   --------
Net cash provided by (used in) investing activities.........     3,141     (1,492)    (3,556)

FINANCING ACTIVITIES:
Proceeds from sale of Convertible Preferred Stock...........     9,961     37,631         --
Principal repayments of capital lease obligations...........      (405)      (421)      (190)
Proceeds from the issuance of Common Stock, options and
  warrants..................................................     9,983        161         93
Repurchase of treasury stock................................        (2)        --         --
                                                              --------   --------   --------
Net cash provided by (used in) financing activities.........    19,537     37,371        (97)
                                                              --------   --------   --------
Increase in cash and cash equivalents.......................    29,930     45,108      9,227
Cash and cash equivalents at beginning of year..............    10,260     40,190     85,298
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $ 40,190   $ 85,298   $ 94,525
                                                              ========   ========   ========

SEE ACCOMPANYING NOTES.

                      PRAECIS PHARMACEUTICALS INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

THE COMPANY

    PRAECIS PHARMACEUTICALS INCORPORATED (the "Company") was incorporated under the name Pharmaceutical Peptides, Inc. in July 1993 under the laws of the State of Delaware. The Company is a drug discovery and development company engaged in the development of drugs for the treatment of human diseases.

USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

    Cash equivalents consist principally of money market funds with original maturities of three months or less at the date of purchase.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and accounts receivable. The Company places its cash equivalents with high credit quality financial institutions and, by policy, limits the credit exposure to any one financial instrument; accounts receivable are limited to amounts due from collaborators.

UNBILLED REVENUE

    Unbilled revenue represents reimbursable costs incurred by the Company but not yet billed under corporate collaboration agreements. Billings are prepared monthly upon receipt of all reimburseable cost documentation.

INVENTORY

    Materials inventory is carried at the lower of actual cost or market (net realizable value).

PROPERTY AND EQUIPMENT

    Equipment is recorded at cost, and includes capitalized leases which are stated at the present value of future minimum lease obligations at the date of inception of the lease. Depreciation is recorded over the shorter of the estimated useful life of the asset or the term of the lease (four years) using the straight-line method. Leasehold improvements are stated at cost and are amortized over the remaining life of the building lease.

REVENUE RECOGNITION

    Revenue is deemed earned when all of the following have occurred: all obligations of the Company relating to the revenue have been met and the earning process is complete; the monies

                      PRAECIS PHARMACEUTICALS INCORPORATED

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) received or receivable are not refundable irrespective of research results; and there are neither future obligations nor future milestones to be met by the Company with respect to such revenue.

    CORPORATE COLLABORATIONS. Revenues are earned based upon research expenses incurred and milestones achieved. Non-refundable payments upon initiation of contracts are deferred and amortized over the period which the Company is obligated to participate on a continuing and substantial basis in the research and development activities outlined in each contract. Amounts received in advance of reimbursable expenses are recorded as deferred revenue until the related expenses are incurred. Milestone payments are recognized as revenue in the period in which the parties agree that the milestone has been achieved.

    CONTRACT SERVICES. Revenues are earned as services are performed or the related expenses are incurred. Amounts received in advance of reimbursable services to be performed are recorded as deferred revenue until the related services are performed.

INCOME TAXES

    The Company provides for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, ACCOUNTING FOR INCOME TAXES. Under this method, deferred taxes are recognized using the liability method, whereby tax rates are applied to cumulative temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes based on when and how they are expected to affect the tax return.

TECHNOLOGY, LICENSES AND PATENTS

    Costs associated with acquired technology, licenses and patents are expensed as incurred.

STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion
No. 25., ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS No. 123), as SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is required.

ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which is effective for fiscal year 2001. This Statement requires all derivatives to be carried on the balance sheet as assets or liabilities at fair value. The accounting for changes in fair value would depend on the hedging relationship and would be reported in the income statement or as a component of comprehensive income. The Company believes that the adoption of this new accounting standard will not have a material impact on the Company's financial statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, which clarified the Staff's views concerning revenue recognition policies and is effective no later than

                      PRAECIS PHARMACEUTICALS INCORPORATED

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the quarter ended March 31, 2000. The Company believes its revenue recognition policies are in compliance with the Staff Accounting Bulletin.

NET INCOME PER SHARE

    Basic net income per share represents net income divided by the weighted average shares of common stock outstanding during the period. Diluted net income per share includes the effect of all dilutive, potentially issuable common shares using the treasury stock method. The difference between basic and diluted shares used in the computation of net income per share is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                        1997       1998       1999
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
Weighted average number of common shares outstanding
  used in basic net income per share................    4,446      5,738      6,106
Effect of dilutive securities:
  Convertible Preferred Stock.......................   17,680     23,387     25,608
  Stock options.....................................    6,007      5,868      5,989
  Warrants..........................................      137        146        146
                                                       ------     ------     ------
Weighted average number of common shares used in
  diluted net income per share......................   28,270     35,139     37,849
                                                       ======     ======     ======

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

    Upon the closing of the Company's initial public offering, all of the outstanding shares of Series A, B, C, D and E convertible preferred stock will convert into 25,607,861 shares of common stock. The pro forma presentation of stockholders' equity has been prepared assuming the conversion of all of the outstanding shares of preferred stock into shares of common stock on December 31, 1999.

PRO FORMA NET INCOME PER SHARE (UNAUDITED)

    Pro forma net income per share is computed using the historical basic and diluted weighted average number of outstanding shares of common stock assuming conversion of the outstanding shares of Series A, B, C, D and E convertible preferred stock into a total of 25,607,861 shares of common stock (as of their original dates of issuance), which will occur upon the closing of the initial public offering as contemplated herein (See note 6).

                      PRAECIS PHARMACEUTICALS INCORPORATED

3. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Laboratory and office equipment...........................  $ 4,127    $ 6,271
Leasehold improvements....................................    2,113      3,711
Construction in progress..................................      460        274
                                                            -------    -------
                                                              6,700     10,256
Less accumulated depreciation and amortization............    2,859      4,213
                                                            -------    -------
                                                            $ 3,841    $ 6,043
                                                            =======    =======

4. LEASES

    The Company has capitalized leased equipment totaling approximately
$1.6 million at December 31, 1998 and $0.3 million at December 31, 1999, and related accumulated amortization of approximately $1.4 million and $0.3 million at December 31, 1998 and 1999, respectively.

    The Company leases its laboratory and office space under operating lease agreements with fixed terms of ten years plus renewal options. In addition to the minimum lease commitments, the leases require payment of the Company's pro rata share of property taxes and building operating expenses. The leases also contain certain rent inducements, which are being amortized over the term of the agreements using the straight-line method.

    At December 31, 1999, future minimum commitments under leases with noncancelable terms of more than one year are as follows:

                                                             CAPITAL    OPERATING
YEARS ENDED DECEMBER 31,                                      LEASES     LEASES
------------------------                                     --------   ---------
                                                                (IN THOUSANDS)
2000.......................................................    $59       $  590
2001.......................................................     --          590
2002.......................................................     --          590
2003.......................................................     --          590
2004.......................................................     --          626
Thereafter.................................................     --        1,117
                                                               ---       ------
Total......................................................     59       $4,103
                                                                         ======
Less amount representing interest..........................     (1)
                                                               ---
Present value of current minimum lease payments............    $58
                                                               ===

                      PRAECIS PHARMACEUTICALS INCORPORATED

4. LEASES (CONTINUED)

    Total rent expense amounted to approximately $0.3 million in 1997, $0.5 million in 1998 and $0.6 million in 1999. Interest paid under all financing and leasing arrangements during each of the years presented approximated interest expense.

5. ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Clinical trial costs........................................   $5,072     $4,116
Professional fees...........................................      645        533
Other.......................................................    1,514      2,210
                                                               ------     ------
                                                               $7,231     $6,859
                                                               ======     ======

6. STOCKHOLDERS' EQUITY

STOCK SPLIT

    On February 2, 2000, the Company's Board of Directors approved a two-for-one stock split of the common stock, effected in the form of a 100% stock dividend. All common share and per share data in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

CONVERTIBLE PREFERRED STOCK

    The issuance date, purchase price per share, number of shares issued and conversion terms of the Company's Series A, B, C, D and E convertible preferred stock are summarized in the table below:

                                                                                    NUMBER OF SHARES
                                                                                     OF COMMON STOCK
                                 DATE OF         PER SHARE      NUMBER OF SHARES      ISSUABLE UPON            CONVERSION
                                ISSUANCE       PURCHASE PRICE   ORIGINALLY ISSUED      CONVERSION                 RATIO
                             ---------------   --------------   -----------------   -----------------   -------------------------
Series A...................  December 1993/       $10.085           1,041,166           7,777,887                       7.47-to-1
                               March 1994
Series B...................  December 1993        $10.085              63,700             475,860                       7.47-to-1
Series C...................    April 1996         $ 19.00           1,052,632           7,905,118                       7.51-to-1
Series D...................    June 1997          $ 27.83             359,324           2,695,414                       7.50-to-1
Series E...................    April 1998         $ 42.00             900,478           6,753,582                       7.50-to-1

    Each share of Series A, C, D and E Convertible Preferred Stock is convertible into common stock at the option of the stockholder. The shares of Series A, B, C, D and E Convertible Preferred Stock shall, by action of the Board of Directors, be automatically converted into a total of 25,607,861 shares of common stock upon the closing of an initial public offering with an initial public offering price per share of common stock being at least $7.56.

    Each holder of Series A, C, D and E Convertible Preferred Stock is entitled to vote on all matters and is entitled to that number of votes equal to the number of shares of common stock into which such preferred stock can be converted. Holders of Series B Convertible Preferred Stock have no voting rights, except as otherwise provided by law. In the event of a liquidation, the holders of the Series A,

                      PRAECIS PHARMACEUTICALS INCORPORATED

6. STOCKHOLDERS' EQUITY (CONTINUED)
B, C, D and E convertible preferred stock would be entitled to receive an amount equal to the price per share originally paid to the Company for those shares, plus all declared, but unpaid, dividends, if any. After payments of such liquidation amounts to the holders of the Series A, B, C, D and E convertible preferred stock, the holders of common stock are entitled to receive a certain amount, after which the holders of the Series A, B, C, D and E convertible preferred stock and the holders of common stock are entitled to share in any remaining assets available for distribution, with the holders of the Series A, B, C, D and E convertible preferred stock participating based on the number of shares of common stock into which such convertible preferred stock is then convertible.

WARRANTS

    In connection with its lease financing arrangement entered into March 29, 1995, the Company agreed to issue warrants to purchase 14,925 shares of Series A Convertible Preferred Stock at $10.085 per share, which, pursuant to the terms thereof will convert into warrants to purchase 111,495 shares of common stock at $1.35 per share upon the completion of the initial public offering contemplated herein. The fair value of the warrants, when issued periodically over the two year period from March 1995 through March 1997, was not material. These warrants expire on March 29, 2005 or two years from the date of an initial public offering, whichever is later.

    In May 1997, Sanofi-Synthelabo Inc. (a wholly owned subsidiary of Sanofi-Synthelabo S.A.) formerly Sylamerica, Inc. (a wholly owned subsidiary of Synthelabo S.A.) purchased 1,617,772 shares of common stock and a warrant to purchase 404,445 shares of common stock, for an aggregate purchase price of $10.0 million. The warrant has a five-year term and is exercisable at a price of $12.88 per share. The Company allocated $0.5 million to the value of the warrant. This value was estimated using the Black-Scholes valuation model using assumptions that are substantially consistent with those used in valuing the Company's common stock options under SFAS No. 123 (See "Stock Option Plan" below).

STOCK OPTION PLAN

    The Amended and Restated 1995 Stock Plan (the "Plan") allows for the granting of incentive and nonqualified options and awards to purchase shares of common stock. At December 31, 1999, the Plan provided for the issuance of up to 11,375,000 shares of common stock. Incentive options granted to employees generally vest at 20% on the first anniversary of the date of grant, with the remaining shares vesting equally over four years following such anniversary date. However, options to purchase 600,002 shares of common stock for $3.71 per share vest ratably over ten years or immediately upon the attainment of a targeted price per share of common stock of $41.24 per share, whichever occurs first. Nonqualified options generally vest over the period of service with the Company.

                      PRAECIS PHARMACEUTICALS INCORPORATED

6. STOCKHOLDERS' EQUITY (CONTINUED)
    Information regarding options under the Plan is summarized below:

                                                                   WEIGHTED-
                                                      NUMBER        AVERAGE
                                                        OF         EXERCISE
                                                      SHARES         PRICE
                                                     --------    -------------
                                                       (IN THOUSANDS, EXCEPT
                                                          PER SHARE DATA)
Outstanding at December 31, 1996...................   5,170          $0.25
Granted............................................   1,762           2.77
Canceled...........................................    (170)          0.49
Exercised..........................................    (124)          0.15
                                                      -----          -----
Outstanding at December 31, 1997...................   6,638           0.92
Granted............................................   1,814           4.68
Canceled...........................................    (858)          0.83
Exercised..........................................    (856)          0.19
                                                      -----          -----
Outstanding at December 31, 1998...................   6,738           2.03
Granted............................................   2,230           6.47
Canceled...........................................    (318)          1.50
Exercised..........................................    (438)          0.21
                                                      -----          -----
Outstanding at December 31, 1999...................   8,212          $3.35
                                                      =====          =====
Options exercisable at December 31:
    1997...........................................   2,038          $0.24
                                                      =====          =====
    1998...........................................   1,998          $0.66
                                                      =====          =====
    1999...........................................   2,777          $1.61
                                                      =====          =====

                      PRAECIS PHARMACEUTICALS INCORPORATED

6. STOCKHOLDERS' EQUITY (CONTINUED)

    The weighted average per share fair value of options granted was $1.73 in 1997, $2.90 in 1998 and $4.07 in 1999. At December 31, 1999, there were
1,558,816 options available for grant and 35,894,790 shares of common stock reserved for the exercise of stock options and warrants and the conversion of preferred shares.

    The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1999 (option amounts in thousands):

                                                          WEIGHTED-
                                                           AVERAGE      WEIGHTED-                 WEIGHTED-
                                                          REMAINING      AVERAGE                   AVERAGE
                                             OPTIONS     CONTRACTUAL    EXERCISE      OPTIONS     EXERCISE
EXERCISE PRICE                             OUTSTANDING   LIFE (YEARS)     PRICE     EXERCISABLE     PRICE
--------------                             -----------   ------------   ---------   -----------   ---------
$0.14-$1.60..............................     3,316           5.88        $0.45        1,967        $0.40
$3.71-$7.00..............................     4,896           8.60        $5.33          810        $4.53

    Pursuant to the requirements of SFAS No. 123, the following are the pro forma net income (loss) for each year as if the compensation cost for the stock option plan had been determined based on the fair value at the grant date for grants for each year:

                                                 1997                  1998                  1999
                                          -------------------   -------------------   -------------------
                                             AS        PRO         AS        PRO         AS        PRO
                                          REPORTED    FORMA     REPORTED    FORMA     REPORTED    FORMA
                                          --------   --------   --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss).......................   $  204    $  (797)    $5,674     $2,914     $9,250    $ 5,405
                                           ======    =======     ======     ======     ======    =======
Diluted net income (loss) per common
  share.................................   $ 0.01    $ (0.18)    $ 0.16     $ 0.08     $ 0.24    $  0.14
                                           ======    =======     ======     ======     ======    =======

    The fair value of the stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6%; the volatility factor of the expected market price of the common stock of 70%; and a weighted-average expected life of the options of five years. The Company has never declared or paid any cash dividends on any of its capital stock and does not expect to do so in the foreseeable future.

    The effects on pro forma net income of expensing the fair value of stock options are not necessarily representative of the effects on reported results of operations for future years as the periods presented include only two, three, and four years, respectively, of option grants under the Company's plan.

                      PRAECIS PHARMACEUTICALS INCORPORATED

7. INCOME TAXES

    The Company's provision for income taxes is as follows (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1997       1998       1999
                                                    --------   --------   --------
Current:
  Federal.........................................  $    85    $   280    $ 5,295
  State...........................................       15        100      1,800
                                                    -------    -------    -------
                                                        100        380      7,095
Deferred:
  Federal.........................................       --       (280)    (5,295)
  State...........................................       --         --         --
                                                    -------    -------    -------
                                                                  (280)    (5,295)
                                                    -------    -------    -------
                                                    $   100    $   100    $ 1,800
                                                    =======    =======    =======

    A reconciliation of the Company's income tax provision to the statutory federal provision is as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1997       1998       1999
                                                    --------   --------   --------
  Statutory federal income tax provision..........  $   261    $ 2,327    $ 3,868
  State income taxes..............................       19        362        620
  Decrease in valuation allowance.................       --         --     (2,688)
  Utilization of net operating losses.............     (180)    (2,589)        --
                                                    -------    -------    -------
  Income tax provision............................  $   100    $   100    $ 1,800
                                                    =======    =======    =======

    In 1997 and 1998, respectively, the Company utilized approximately
$4.6 million and $10.3 million of net operating loss carryforwards to offset taxable income.

    Significant components of the Company's deferred tax assets are as follows:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Deferred tax assets:
  Deferred revenue........................................  $ 1,221    $ 3,743
  Property and equipment..................................    2,395      4,104
  Accrued expenses........................................      438      1,169
  Research and development tax credit carryforwards.......    2,238         --
  Other...................................................      286        169
                                                            -------    -------
Total deferred tax assets.................................    6,578      9,185
Valuation allowance.......................................   (6,298)    (3,610)
                                                            -------    -------
                                                            $   280    $ 5,575
                                                            =======    =======

                      PRAECIS PHARMACEUTICALS INCORPORATED

7. INCOME TAXES (CONTINUED)
    At December 31, 1998 and 1999, the Company has provided a valuation allowance for the excess of the deferred tax asset over the benefit from future losses that could be carried back if, and when, they occur. The valuation allowance decreased by $2.7 million in 1999 due primarily to utilization of previously unbenefitted tax credit carryforwards. Due to anticipated operating losses in the future, the Company believes that it is more likely than not that it will not realize a portion of the net deferred tax assets in the future and has provided an appropriate valuation allowance.

    Income tax payments amounted to approximately $0.2 million in 1998 and $2.6 million in 1999.

8. CORPORATE COLLABORATIONS

SANOFI-SYNTHELABO AGREEMENT

    In May 1997, the Company entered into a license agreement with Synthelabo S.A., who subsequently merged with Sanofi S.A. forming Sanofi-Synthelabo S.A. (Sanofi-Synthelabo), for the development and commercialization of the Company's abarelix products. Upon initiation, the Company received a one-time, non-refundable payment of $4.7 million. This initiation fee is being recognized into revenue through the end of 2001, which coincides with the estimated period in which the Company is obligated to participate on a continuing and substantial basis in the research and development activities outlined in the Sanofi-Synthelabo agreement. Should the estimated period through which the Company will be required to perform these activities change, then the Company will, on a prospective basis, adjust the remaining amortization period accordingly. Sanofi-Synthelabo received marketing rights in Europe, Latin America, the Middle East and various countries in Africa in exchange for the following additional consideration: (a) 30 million French Francs (approximately US $5 million) funding over three years to be applied toward future research and development costs; (b) funding of certain additional research and development expenses; (c) payments of up to $59.9 million upon achievement of specific milestones; and (d) payment of a transfer price that varies based on sales price and volume. The Company retained worldwide manufacturing rights. The Company recognized revenues of $10.7 million in 1997, $13.8 million in 1998 and $4.7 million in 1999 under the Sanofi-Synthelabo agreement.

ROCHE AGREEMENT

    In August 1997, the Company entered into an agreement with Roche
Products Inc. (Roche) in return for a nonrefundable $2.0 million option fee and reimbursement of certain development costs. The agreement provided Roche with the option to enter into a definitive collaboration agreement with the Company. In 1997, the Company recognized $4.4 million in revenues under the agreement.

    In June 1998, Roche exercised their option and entered into a definitive agreement with the Company for the development and commercialization of the Company's abarelix products. Roche received marketing rights in the United States, Canada and the Pacific Rim in exchange for: (a) a one-time, nonrefundable payment to the Company upon initiation; (b) funding of a portion of additional research and development expenses; (c) payments upon achievement of specific milestones; and (d) specified percentages of product sales, if any, representing product cost payment. The Company retained worldwide manufacturing rights. In November 1998, Roche and the Company entered into a termination agreement as allowed for under the definitive agreement. Pursuant to the termination agreement, Roche surrendered any rights with respect to the Company's abarelix products, and neither party has any further obligations to the other on account of, or arising from, the Roche

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                      PRAECIS PHARMACEUTICALS INCORPORATED

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8. CORPORATE COLLABORATIONS (CONTINUED)
definitive agreement. In 1998, the Company recognized $23.8 million of revenues under the definitive agreement and termination agreements with Roche.

AMGEN AGREEMENT

    Effective March 1999, the Company entered into a binding agreement in principle with Amgen Inc. (Amgen) for the development and commercialization of the Company's abarelix products. Under terms of the agreement, Amgen has agreed to assist in the development of abarelix for all indications and has received the right to commercialize abarelix in the United States, Canada, Japan and all other countries not covered by the Sanofi-Synthelabo Agreement.

    Under terms of the agreement, Amgen will pay the Company up to $25 million in signing and milestone payments. Of this $25.0 million, the Company received a $10.0 million, one-time, non-refundable payment upon initiation. This initiation fee is being recognized into revenue through the end of 2001, which coincides with the estimated period in which the Company is obligated to participate on a continuing and substantial basis in the research and development activities outlined in the Amgen agreement. On or before the end of 2001, the majority of the Company's efforts related to abarelix products will transfer to Amgen. Should the estimated period through which the Company will be required to perform these activities change, then the Company will, on a prospective basis, adjust the remaining amortization period accordingly. The remaining
$15.0 million is payable upon FDA approval of an NDA relating to abarelix. In addition to the signing and milestone payments, Amgen will pay the first
$175.0 million of all authorized costs and expenses associated with the development and commercialization of abarelix products, including the cost of materials, in the United States. The materials are consigned to Amgen until such time as they are used in the manufacture of the final product and/or title passes to Amgen. At that time, advance payments previously received are recognized as revenue.

    Following these expenditures, in general the Company will share with Amgen all subsequent United States research and development costs for abarelix products through the launch period and the Company will reimburse Amgen for a share of costs associated with establishing a sales and marketing infrastructure in the United States. In general, the Company will receive a transfer price and royalty based on a sharing of the resulting profits on sales of abarelix products in the United States. All program expenses in Amgen's licensed territory outside the United States will be borne by Amgen, and the Company will receive a royalty on net sales of abarelix products in those territories.

    Amgen will also provide us with a line of credit not to exceed $150.0 million through 2002. Under the line of credit, subject to various conditions each year, we are permitted to draw down a maximum of $25.0 million in 2000, $75.0 million in 2001, and in 2002, the remaining balance of the line of credit available after all previous drawdowns. For each drawdown in 2002, we must demonstrate a cash flow need reasonably acceptable to Amgen and meet various other specified conditions, including conditions relating to the commercial sale of abarelix. Borrowings under the line will bear interest at market rates, will be secured by Company receivables relating to abarelix products and must be repaid by 2008.

    The agreement can be terminated by either party for material breach, or by Amgen by giving 90-days notice.

    In 1999, the Company recognized $56.8 million of revenues under the Amgen agreement, which includes $53.8 million of reimbursed costs and that portion of the signing payment recognized in 1999.

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                      PRAECIS PHARMACEUTICALS INCORPORATED

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9. CONTRACT SERVICES

    In August 1996, the Company entered into a service agreement with Boehringer Ingelheim International GmbH (Boehringer) for the screening of certain Boehringer compounds for $3.0 million of fees as well as reimbursement of certain research personnel, equipment and materials expenses in connection with the screening of those compounds. In August 1998, the Company completed its responsibility for screening Boehringer compounds. Boehringer would be responsible for all development, marketing and other costs with respect to any Boehringer compound screened by the Company and developed and commercialized by Boehringer or its licensee. The Company would be entitled to receive royalties on net sales of any product containing a Boehringer compound which the Company screened, if Boehringer or its licensee develops and commercializes the product.

10. COMMITMENTS

INDIANA UNIVERSITY FOUNDATION (IUF) LICENSE AGREEMENT

    The Company has a license agreement with IUF with respect to rights to abarelix and certain related technology. In exchange for the license, the Company agreed to pay (a) fees of $0.3 million, (b) up to an additional
$4.3 million upon achievement of specific milestones and (c) a royalty percentage of net sales of licensed products, if any. The Company made fee payments of $50,000 in 1997 and $495,000 in 1998 under the IUF agreement; no such payments were made in 1999.

UCB SUPPLY AGREEMENT

    In March 1998, the Company entered into an agreement with UCB-Bioproducts S.A. (the UCB Agreement) for the development and supply of clinical and commercial volumes of pharmaceutical-grade peptide. As of December 31, 1999, the Company has purchased approximately $25.5 million of pharmaceutical-grade peptide related to its commitment to UCB. In 1998, the Company did not purchase any pharmaceutical-grade peptide under the UCB Agreement. As of December 31, 1999, the Company is committed to purchase an additional $30.5 million of pharmaceutical-grade peptide through January 2001.

SALSBURY SUPPLY AGREEMENT

    In July 1998, the Company entered into a seven-year agreement with Salsbury Chemicals, Inc. (Salsbury) for the development and supply of clinical and commercial depot formulation. Under the agreement, in 1998 and 1999, the Company contributed $1.7 million and $4.3 million, respectively, towards construction of the manufacturing facility which it has expensed as manufacturing start up costs. As of December 31, 1999, the Company is committed to purchase $1.4 million of clinical depot formulation through December 2000. The Company has no obligations beyond this initial commitment, but anticipates making additional purchases in the future.

PHARMACEUTICAL APPLICATIONS ASSOCIATES AGREEMENT

    In April 1999, the Company entered into a license agreement with Pharmaceutical Applications Associates LLC (PAA) for the worldwide rights to develop and commercialize Latranal. The Company must pay PAA a royalty on the net sales, if any, of Latranal products. The agreement, which may be terminated by the Company at any time, expires in April 2009 or upon expiration of the last licensed patent, whichever occurs later.

                      PRAECIS PHARMACEUTICALS INCORPORATED

10. COMMITMENTS (CONTINUED)
BUILDING

    On January 14, 2000, the Company signed a purchase and sale agreement to purchase, for $41.5 million, land and a building to be used as its principal headquarters and research facility. In connection with the agreement, the Company has made deposits of $1.2 million and expects the transaction to close in the second quarter of 2000.

11. SUBSEQUENT EVENTS

    On February 2, 2000, the Board of Directors approved an Amended and Restated Certificate of Incorporation, which will become effective upon consummation of the initial public offering, and increased the Company's shares of common stock by 140,000,000 shares (for a total of 200,000,000 authorized shares of common stock) and provides for a total of 10,000,000 authorized shares of preferred stock, par value $0.01 per share. The preferred stock will be issuable in one or more classes or series, each of such classes or series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the Board of Directors.

    On February 2, 2000, the Board of Directors adopted, subject to consummation of the initial public offering, an Employee Stock Purchase Plan and authorized the reservation of 160,000 shares of common stock for issuance thereunder. Under the Employee Stock Purchase Plan, commencing July 3, 2000, eligible employees may purchase shares of common stock at a price per share equal to 85% of the lower of the fair market value per share of the common stock at the beginning or the end of each six month period during the two-year term of the Employee Stock Purchase Plan. Participation is limited to the lesser of 10% of the employee's compensation or $25,000 in any calendar year.

    In February 2000, the Company entered into an agreement with Human Genome Sciences Inc. (HGS) for the discovery, development and commercialization of compounds targeted to two proprietary molecules identified by HGS. Under the terms of the agreement, the Company will apply its technology to these molecules and any clinical drug candidates will be jointly developed by the parties on an equal cost and profit sharing basis.

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                                8,000,000 SHARES

                      PRAECIS PHARMACEUTICALS INCORPORATED

                                  COMMON STOCK

                                     [LOGO]

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                                   PROSPECTUS
                                 APRIL 26, 2000

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                              SALOMON SMITH BARNEY
                               CIBC WORLD MARKETS
                           CREDIT SUISSE FIRST BOSTON

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